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EXHIBIT 4.9

CONFORMED COPY

 ASSET PURCHASE AGREEMENT

between

POTLATCH CORPORATION

and

NORTHERN HOLDINGS LLC, to be renamed
Sappi Cloquet LLC

Dated as of March 18, 2002

Exhibits:
Exhibit A	— Transition Services Agreement
Exhibit B	— Option Agreement
Exhibit C	— [Reserved]
Exhibit D	— License Agreement
Exhibit E	— Coated Paper Products Supply Agreement
Exhibit F	— Wood Supply Agreement
Exhibit G	— [Reserved]
Exhibit H-1	— Cross-Border Lease Assumptions
Exhibit H-2	— Cross-Indemnity Agreement
Exhibit I-1	— Opinion of Pillsbury Winthrop LLP
Exhibit I-2	— Opinion of Chadbourne & Parke
Exhibit I-3	— Opinion of Fritz R. Kahn, P.C.
Exhibit I-4	— Opinion of Hogan & Hartson L.L.P.
Exhibit I-5	— Opinion of Rudy, Gassert, Yetka & Pritchett, P.A.
Exhibit I-6	— Opinion of Ralph Davisson, Esq.
Exhibit J	— Form of Estoppel Certificate
Exhibit K	— Opinion of Cravath, Swaine & Moore

INDEX OF DEFINITIONS

Definition	Section
Accounting Firm	1.05(b)
Accounting Principles	1.05(d)
Accrued Liability	5.09(e)(iii)
Acquired Assets	1.02(a)
Acquired Coating Equipment	1.02(c)
Acquired Entities	1.02(a)(xviii)
Acquired Interests	1.02(a)(xviii)
Acquisition	1.01
Active Employees	5.09(a)
Additional Brainerd Inventory	1.02(f)
Additional Brainerd Packaging	1.02(f)
Additional Brainerd Production Period	1.02(f)
Additional McCoy Silk Amount	1.02(e)
Additional Property Amount	1.05(d)
Additional Purchaser Document	4.06(a)
Additional Seller Document	3.32
Adjusted Accrued Liability	5.09(e)(iv)
Adjusted Purchase Price	1.05(c)
Affected Employees	5.22(a)
affiliate	9.04(b)
Affiliate Contracts	3.22
Affiliated Group	3.16(a)
Agreed Principles	1.05(d)
Ancillary Agreements	1.02(b)(vi), 2.02(c), 5.24
Anticipated Closing Date	5.05(a)
Applicable Law	3.03
Assets	1.05(d)
Assigned Contracts	1.02(a)(viii)
Assigned Intellectual Property	1.02(a)(v)
Assigned Permits	1.02(a)(vii)
Assigned Technology	1.02(a)(vi)
Assumed Liabilities	1.03(a)
Audited Financial Statements	5.25(a)
Balance Sheet	3.04(a)
Base Amount	1.05(c)
Benefit Plan	3.18(a)
Brainerd Facility	1.02(b)(ii)
Brainerd Participants	5.09(a)
Business	preamble
Business Insurance Policy	5.20
Business Property	3.06(a)
Catastrophic Event	6.06
Cloquet Facility	preamble
Closing	2.01
Closing Date	2.01
Closing Date Amount	2.02(b)
Closing Net Assets	1.05

Code	3.16(a)
Competing Business	5.14(b)
Competition Condition	6.01(a)
Competitive Activities	5.14(a)(i)
Confidentiality Agreement	5.04
Consent	3.03
Contingent Workers	3.21(f)
Continuance Notice	1.02(e)
Continued Employees	5.09(a)
Continuing IRB Financing	5.23
Contracts	1.02(a)(viii)
controlled affiliate	9.04(b)
Creditworthiness	6.02(p)
Cross-Border Indemnity Agreement	5.24
Cross-Border Lease Assumptions	5.24
Cross-Border Leases	1.02(a)(xviii)
Cured	6.05
Current Assets	1.05(d)
Current Liabilities	1.05(d)
Customer Contracts	1.03(a)(i)
December Balance Sheet	3.04(a)
Detrimental Activities	5.14(a)(ii)
Discontinuance Notice	1.02(e)
Distribution Center Facility	3.06(a)
DOJ	5.05(b)
Environmental Laws	3.20(b)
ERISA	3.18(b)
Escrow Agent	2.03(b)
Escrow Agreement	2.03(b)
Escrow Period	2.03(e)
Estimated McCoy Silk Amount	1.02(e)
Excluded Assets	1.02(b)
Excluded Brainerd Assets	1.02(b)(ii)
Excluded Liabilities	1.03(b)
FERC	preamble
FERC Easement	2.03(b)
FERC License	preamble
FERC Transfer Approval	2.03(e)
Final Order	2.03(e)
Financial Statements	3.04(a)
Financing	5.27
FMLA	5.09(a)
Force Majeure Event	6.02(p)
FPA	3.30(a)
Freight Cars	1.02(a)(xx)
FTC	5.05(b)
GAAP	1.05(d)
Governmental Entity	3.03
Greenhouse	5.28
Greenhouse Activities	5.28

Greenhouse Parcel	5.28
Hazardous Materials	3.20(b)
HSR Act	5.05(b)
Hydroelectric Base Amount	1.05(c)
Hydroelectric Facility	preamble
Hydroelectric Facility Closing	2.01(b)
Hydroelectric Facility Closing Date	2.01(b)
Hydroelectric Facility Contract	3.08(a)(xxvii)
Hydroelectric Facility Notice	2.03(a)
Hydroelectric Facility Purchase Price	2.02(b)
Hydroelectric Facility Transfer Documents	2.03(b)
Hydroelectric Termination Date	2.04(a)
including	9.04(b)
Indebtedness	3.08(a)(ix)
IRB Financings	1.02(a)(xvii)
indemnified party	8.05(a)
intentional breach	9.04(b)
Insured Property	6.02(e)
Intellectual Property	1.02(a)(v)
Inventory	1.02(a)(ii)
Investments	1.02(a)(ix)
Judgment	3.03
knowledge	9.04(b)
KPMG	5.25(a)
Labor Agreements	1.02(b)(x)
Labor Contracts	1.02(b)(x)
Leased Property	3.06(a)
Liabilities	1.05(d)
License Agreement	2.02(c)
Liens	3.05(a)
Locomotives	1.02(a)(xx)
Losses	8.01(a)
MP Waiver	5.33(a)
Material Assigned Contracts	3.08(b)
McCoy Silk	1.02(e)
Minor Pre-Closing On-Site Liability	8.01(c)
Net Assets	1.05(d)
Non-Continuing Participants	5.09(a)
Non-Current Assets	1.05(d)
Non-Current Asset Cap	1.05(d)
Notice of Disagreement	1.05(b)
Nursery Activities	5.28
Nursery Parcel	5.28
Nursery Property	5.28
Offer Period	5.32(b)
Offering Materials and Presentations	3.33
Operating and Maintenance Agreement	2.03(b)
operation of the Brainerd Facility	9.04(b)
Option Agreement	2.02(c)
other bid	5.02

Owned Property	3.06(a)
Paper Supply Agreement	2.02(c)
Participant	3.18(a)
PBGC	5.09(e)(i)
Pension Asset Transfer	5.09(e)(ii)
Pension Shortfall Amount	5.09(e)(iv)
Permits	3.13(a)
Permitted Goods and Services	5.14(a)(i)
Permitted Liens	3.05(a)
person	9.04(b)
Personal Property	1.02(a)(iii)
Personnel	3.07(c)
Plant Closing Laws	5.22(a)
Power Agreements	1.02(b)(xiv)
Power Generation Facilities	1.02(a)(xxii)
Pre-Closing Environmental Liability	1.03(b)
Premises	1.02(a)(i)
Proceeding	1.03(b)(iv)
Project Agreement	3.30(e)
Property Leased to a Third Party	3.06(a)
Purchase Price	1.01
Purchaser	preamble
Purchaser 401(k) Plans	5.09(f)
Purchaser Guarantor	preamble
Purchaser Hourly Pension Plan	5.09(e)
Purchaser Indemnified Parties	8.01(a)
Purchaser Material Adverse Effect	9.04(b)
Purchaser Pension Plans	5.09(e)
Purchaser Salaried Pension Plan	5.09(e)
Purchaser's Actuary	5.09(e)(i)
Purchaser Pension Plan	5.09(e)(i)
Purchaser's Representatives	5.03
PUHCA	3.30(f)
PURPA	3.30(a)
Rail Equipment	1.02(a)(xx)
Railroad	preamble
Railroad Parcels	5.31(c)
Railroad Property	1.02(a)(xix)
Railroad Sub	1.02(d)
Receivables	1.02(a)(iv)
Records	1.02(a)(xiii)
Relationship Agreement	2.03(b)
Release	3.20(b)
Repaired	3.06(d)
Representatives	5.02
Research Center	preamble
Retiree Medical Eligible Employees	5.09(e)
Revised Cloquet Power Agreements	5.33
Revised Power Agreements	5.33
Roadway Equipment	1.02(a)(xx)

ROW Parcels	3.29(b)
Scanlon Woodlot	5.31(b)
SEC	3.30(g)
Seller	preamble
Seller bid	5.02
Seller 401(k) Plans	5.09(f)
Seller Group	preamble
Seller Hourly Pension Plan	5.09(e)
Seller Material Adverse Effect	9.04(b)
Seller Salaried Pension Plan	5.09(e)
Seller's Actuary	5.09(e)
Seller Pension Plan	5.09(e)(i)
Separation Agreements	1.03(b)(xvi)
Sheeters	5.32(c)
Statement	1.05
STB	5.05(b)
Steam Turbine Facilities	3.08(a)(xxvii)
Steam Turbine Contract	1.02(a)(xxii)
subsidiary	9.04(b)
Target McCoy Silk Amount	1.02(e)
Tax	3.16(a)
Taxing Authority	3.16(a)
Technology	1.02(a)(vi)
Termination Date	7.01(a)(iv)
Third Party Claim	8.05(a)
Transfer Amount	5.09(e)(iv)
Transfer Notice	3.31(a)
Transfer Price	3.31(a)
Transfer Taxes	1.03(b)(viii)
Transition Services Agreement	2.02(c)
Unions	1.02(b)(x)
Unknown Pre-Closing On-Site Environmental Liabilities	8.01(c)
Violation	6.05
WARN Act	5.22(a)
WLSSD	3.06(j)(i)
Wood Supply Agreement	2.02(c)
Working Capital	1.05(d)
Working Capital Limit	1.05(d)

        ASSET PURCHASE AGREEMENT dated as of March 18, 2002, between POTLATCH CORPORATION, a Delaware corporation ("Seller"), SAPPI LIMITED, a corporation organized under the laws of the Republic of South Africa ("Purchaser Guarantor"), and NORTHERN HOLDINGS LLC, a Delaware limited liability company ("Purchaser"), to be renamed Sappi Cloquet LLC.

        Seller is engaged (a) through its Minnesota Pulp and Paper Division, in (i) the manufacture, marketing, sale and distribution of coated and uncoated paper manufactured at its Cloquet, Minnesota and Brainerd, Minnesota facilities or otherwise by or through its Minnesota Pulp and Paper Division and bleached kraft pulp manufactured at its Cloquet, Minnesota facility and related by-products and (ii) the operation of the Hydroelectric Facility (as defined below), (b) through its Fiber Research and Development Center, in the development of, and research with respect to, coated paper and related intellectual property and technology and (c) through a subsidiary, in the operation of the Duluth & Northeastern Railroad Company (such activities of Seller and its subsidiaries are collectively referred to herein as the "Business").

        Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller and its subsidiaries (collectively, the "Seller Group"), all of the assets primarily used in or necessary for the conduct of the Business (other than the Excluded Brainerd Assets (as defined herein)), including (i) the paper mill, pulp mill, staff house, general office building and certain woodyards located in Cloquet, Minnesota (the "Cloquet Facility"), the woodyard located near Scanlon, Minnesota, the Fiber Research and Development Center located in Cloquet, Minnesota (the "Research Center"), the Cloquet Hydroelectric Project (Federal Energy Regulatory Commission ("FERC") Project No. P-2363) (including the FERC License covering the Cloquet Hydroelectric Project issued July 13, 1995 [72 FERC ¶61,029], as amended (the "FERC License") and all related facilities, rights or authorizations necessary to operate and maintain the Cloquet Hydroelectric Project) (the "Hydroelectric Facility") and the Duluth & Northeastern Railroad Company (the "Railroad"), (ii) the order books for the Business, including the order book associated with Seller's facility located in Brainerd, Minnesota that Seller has determined to close and (iii) various trademarks, tradenames and other intellectual property used in the Business, upon the terms and subject to the conditions of this Agreement.

        Purchaser Guarantor is the indirect holder of all the membership interests in Purchaser, and will derive substantial benefits from the purchase and sale of the Business pursuant to this Agreement. As a condition to the execution and delivery of this Agreement by Seller, Seller has requested that Purchaser Guarantor agree, pursuant to Section 9.13 hereof, to cause Purchaser to comply with Purchaser's obligations hereunder until the Closing (as defined herein).

        Accordingly, the parties hereby agree as follows:

ARTICLE I

Purchase and Sale of Acquired Assets

        SECTION 1.01.    Purchase and Sale.    Subject in the case of the Hydroelectric Facility to Section 2.03 and otherwise on the terms and subject to the conditions of this Agreement, at the Closing (as defined in Section 2.01), Seller shall, and shall cause each other relevant member of the Seller Group to, sell, assign, transfer, convey and deliver to Purchaser or one or more of its designated affiliates, and Purchaser shall, or shall cause its designated affiliates to, purchase from the Seller Group all the right, title and interest as of the Closing of the Seller Group in, to and under the Acquired Assets (as defined in Section 1.02(a)) and the Acquired Coating Equipment (as defined in Section 1.02(c)), for (i) an aggregate cash purchase price of $480,000,000 (the "Purchase Price"), payable as set forth in Section 2.02 and subject to adjustment as set forth in Section 1.05 and (ii) the assumption of the Assumed Liabilities (as defined in Section 1.03(a)). The purchase and sale of the Acquired Assets and the assumption of the Assumed Liabilities is referred to in this Agreement as the "Acquisition".

        SECTION 1.02.    Acquired Assets and Excluded Assets; Acquired Coating Equipment.    (a) The term "Acquired Assets" means (x) all the business, properties, assets, goodwill and rights of the Seller Group of whatever kind and nature, real or personal, tangible or intangible, that are owned, leased or licensed by any member of the Seller Group on the Closing Date (as defined in Section 2.01) and primarily used, primarily held for use, intended to be primarily used (for all purposes of defining Acquired Assets, references to assets used, held for use or intended to be used in the operation or conduct of the Business shall be deemed to include (qualified by "primarily" where applicable) those previously used, held for use, or intended to be used and still owned, leased or licensed by any member of the Seller Group but only if (1) used, held for use or intended to be used in the operation or conduct of the Business at any time since January 1, 2001, (2) located on the Premises on the date of the Balance Sheet or the Closing Date or (3) reflected on any Financial Statement (as defined in Section 3.04)) or (except with respect to the types of assets and properties described in clauses (i), (v), (vi) and (xi) below, which shall constitute Acquired Assets to the extent provided therein) reasonably necessary to or required in the operation or conduct of the Business other than the Excluded Assets (as defined in Section 1.02(b)) and (y) those assets identified on Schedule 1.02(a), including (except to the extent that any of the assets below are Excluded Assets and are not identified on Schedule 1.02(a)):

          (i)    subject to Section 5.28, all real property, leaseholds, easements and other interests in real property of the Seller Group listed in Schedule 3.06, in each case together with the Seller Group's right, title and interest in all buildings, improvements and fixtures thereon and all other appurtenances thereto (together with the Railroad Property (as defined in Section 1.02(a)(xix), the "Premises");

          (ii)  (A) all raw materials, work-in-process, finished goods, supplies, parts, spare parts and other inventories of the Seller Group that on the Closing Date are located on the Premises, (B) all raw materials, work-in-process, finished goods, supplies, parts, spare parts and other inventories of the Seller Group (including those in transit, on consignment or in the possession of any third party or located on or at properties, other than the Brainerd Facility, not included in the Premises) on the Closing Date that are used, held for use, intended to be used or reasonably necessary or required in the operation or conduct of the Business or in connection with any Acquired Asset (other than wood fiber inventories not located on the Premises on the Closing Date), (C) all finished goods that on the Closing Date are located at the Brainerd Facility, (D) up to five days of average daily inventory of packaging material that on the Closing Date is located at the Brainerd Facility (unless Purchaser gives the notice contemplated by Section 5.29 or Seller elects to produce Additional Brainerd Inventory as contemplated by Section 1.02(f)) and (E) any supplies, parts, spare parts and other inventories (other than raw materials and work-in-process) that on the Closing Date are located at the Brainerd Facility and are primarily used, primarily held for use, or intended to be primarily used in connection with any Acquired Asset or the operation or conduct of the Business (other than operation of the Brainerd Facility) (collectively, the "Inventory");

          (iii)  all other tangible personal property and interests therein, including all machinery, equipment, furniture, furnishings and vehicles, of the Seller Group that (A) are primarily used, primarily held for use, intended to be primarily used or reasonably necessary or required in the operation or conduct of the Business or in connection with any Acquired Asset other than such other tangible personal property and interests therein that on the Closing Date are located at the Brainerd Facility and are not primarily used, primarily held for use, intended to be primarily used or reasonably necessary to or required in connection with any Acquired Asset or the operation or conduct of any aspect of the Business (other than operation of the Brainerd Facility) or (B) on the Closing Date are located on the Premises, in each case whether or not paid for, or whether or not an obligation is due or recordable as a liability (together with the Rail Equipment (as defined in Section 1.02(a)(xx)), the "Personal Property");

          (iv)  all of the Seller Group's accounts and notes receivable, deferred charges, chattel paper and other rights to receive payments on the Closing Date arising out of the operation or conduct of the Business (the "Receivables");

          (v)  all patents (including all reissues, divisions, continuations, continuations-in-part and extensions thereof), patent applications, patent rights, trademarks, trademark registrations, trademark applications, servicemarks, trade names, trade dress, business names, brand names, domain names, copyrights, copyright registrations, designs, design registrations, and all rights to any of the foregoing ("Intellectual Property"), of the Seller Group that primarily relate or pertain to or are primarily used, primarily held for use or intended to be primarily used in the operation or conduct of the Business or in connection with any Acquired Asset (such Intellectual Property, as well as the right to sue for any pre-Closing infringements of such Intellectual Property, being the "Assigned Intellectual Property");

          (vi)  all trade secrets, confidential information, inventions, discoveries, know-how, formulae, practices, processes, procedures, ideas, specifications, engineering data, software, firmware, programs and source disks, source codes, designs, composition services, research records, records of invention, test information, market surveys and marketing know-how and all media carrying any of the aforesaid ("Technology") of the Seller Group that primarily relate or pertain to or are primarily used, primarily held for use or intended to be primarily used in the operation or conduct of the Business or in connection with any Acquired Asset (the "Assigned Technology");

          (vii) all assignable Permits (as defined in Section 3.13) of the Seller Group that relate or pertain to or are used, held for use, intended to be used or reasonably necessary or required in the operation or conduct of the Business (other than Permits that relate or pertain solely to the operation of the Brainerd Facility and are not used, held for use, intended to be used or reasonably necessary or required in connection with any Acquired Asset or the operation or conduct of the Business (other than operation of the Brainerd Facility)) or in connection with any Acquired Asset (the "Assigned Permits");

          (viii) all contracts, leases, licenses (including licenses of Intellectual Property and Technology), indentures, agreements, commitments and all other legally binding arrangements, whether oral or written ("Contracts"), to which any member of the Seller Group is a party or by which any member of the Seller Group is bound that are listed in Schedule 3.06 or 3.08 and all other Contracts (including purchase orders and sales orders) to which any member of the Seller Group is a party or by which any member of the Seller Group is bound that primarily relate or pertain to or are primarily used, primarily held for use, intended to be primarily used or reasonably necessary or required in, or that primarily arise out of, the operation or conduct of the Business or in connection with any Acquired Asset (the "Assigned Contracts"), including, without limitation, all rights to receive payments for products sold or shipped before the Closing Date, to receive goods and services purchased pursuant to such Assigned Contracts and to assert claims and take other actions in respect of breaches or other violations thereof, in each case except to the extent related to Excluded Liabilities (as defined in Section 1.03(b));

          (ix)  all partnership interests or any other equity interest in any corporation, company, limited liability company, partnership, joint venture, trust or other business association ("Investments") listed in Schedule 3.12, and all other Investments that are used, held for use, intended to be used or reasonably necessary or required in, or that arise out of, the operation or conduct of the Business or in connection with any Acquired Asset;

          (x)  all rights in and to products sold or leased (including products returned after the Closing and rights of rescission, replevin and reclamation) in the operation or conduct of the Business;

          (xi)  all credits, prepaid expenses, deferred charges, advance payments, security deposits and prepaid items to the extent arising out of or relating to the operation or conduct of the Business or in connection with any Acquired Asset or any Assumed Liability;

          (xii) all rights, claims and credits to the extent arising out of or relating to the Business or any Acquired Asset or any Assumed Liability, including claims in bankruptcy, and any such items arising under insurance policies (whether or not such insurance policies are Excluded Assets) and all guarantees, warranties, offsets, indemnities and all other intangible property rights or claims and similar rights in favor of any member of the Seller Group in respect of the Business or any Acquired Asset or any Assumed Liability;

          (xiii) all sales and business records, service records, warranty records, books of account, ledgers, general, financial, tax and accounting records, personnel records (other than records relating to persons employed pursuant to the Labor Agreements (as defined in Section 1.02(b)(x)) and medical records other than medical exposure records), medical exposure records, files, invoices, inventory records, product specifications, drawings, engineering, maintenance, operating and production records, cost and pricing information, business plans, catalogs, quality control records, blueprints, research and development files, records and laboratory books, patent disclosures, patent life histories, litigation files, credit records of customers, customers' and suppliers' lists, other distribution lists, billing records, sales and promotional literature, manuals, MSDS sheets, lock out/tag out procedures, customer and supplier correspondence, track and other maps, betterment maps, surveys, track drawings, track profiles, signal diagrams and diagrams of railroad plant and structures (in all cases, in any form or medium), of the Seller Group that relate or pertain to or are used, held for use, intended to be used or reasonably necessary or required in, or that arise out of, the operation or conduct of the Business or in connection with any Acquired Asset or any Assumed Liability (the "Records");

          (xiv)  all computer and automatic machinery, servers, network equipment and connections, program documentation, tapes, manuals, forms, guides and other materials with respect thereto and related licenses and other agreements that (x) on the date of the Balance Sheet or the Closing Date are located on the Premises or (y) otherwise primarily relate or pertain to or are primarily used, primarily held for use, intended to be primarily used or reasonably necessary or required in the operation or conduct of the Business or any Acquired Asset;

          (xv) all goodwill generated by or associated with the Business, including the exclusive right to represent oneself as the successor of the Business;

          (xvi)  all cash and cash equivalents reflected in Closing Net Assets (as defined in Section 1.05(a));

          (xvii) full ownership of all machinery, equipment and other properties and assets subject to (or previously subject to) the debt financings identified on Schedule 1.02(a)(xvii) (the "IRB Financings") including full ownership of all such machinery, equipment, property and assets leased to (or previously leased to) Seller under the IRB Financings;

          (xviii) (A) to the extent assumed by and transferred to Purchaser or a designated affiliate of Purchaser at Closing pursuant to a Cross-Border Lease Assumption, (x) the cross-border leases and other related documents identified on Schedule 1.02(a)(xviii) (the "Cross-Border Leases"), including, without limitation, all of the rights, including rights to payment, thereunder and (y) all outstanding membership interests (the "Acquired Interests") in BA Paper Equipment LLC, a Delaware limited liability company, and BA Paper Equipment II, LLC, a Delaware limited liability company (collectively, the "Acquired Entities" and each an "Acquired Entity"), along with all limited liability company or operating agreements, minutes and membership interest record books and seals relating to such entities and (B) full ownership of all machinery, equipment and other properties and assets subject to (or previously subject to) any Cross-Border Lease not assumed by and transferred to Purchaser at Closing pursuant to a Cross-Border Lease Assumption, including full ownership of all such machinery, equipment, property and assets leased to (or previously leased to) Seller under such Cross-Border Lease;

          (xix) all real, personal and intangible property relating to or used by the Railroad (the "Railroad Property") including (A) the continuous rail line entirely within the City of Cloquet, Minnesota commencing at the Railroad's roundhouse and shops at the upstream end of Dunlap Island and continuing to a point near the main entrance to the pulp and paper mill at the Cloquet Facility where such rail line connects to a rail line owned by The Burlington Northern and Santa Fe Railway Company and a rail line owned by the Canadian Pacific Railway Company, (B) the side tracks, spur tracks, connections and other rail properties associated therewith, including all contiguous properties, (C) the roadbed, rail, track, connections, ties, bridges, culverts, structures, turnouts, crossovers, wyes, pipes, conduits, wires, communications and signal facilities, parking and storage areas, yards, shops, buildings (and their contents) and all other fixtures and appurtenances owned by the Railroad or primarily relating to or primarily used by the Railroad;

          (xx) all locomotives (the "Locomotives"), including those set forth on Schedule 1.02(a)(xx), freight cars, cabooses, end of train devices and other rolling stock (the "Freight Cars") and maintenance of way equipment, including that used for rail relay, tie insertion or other heavy project work (the "Roadway Equipment"), owned or used by the Railroad (the Locomotives, Freight Cars and Roadway Equipment are collectively referred to as the "Rail Equipment");

          (xxi)  all real, personal and intangible property comprising the Hydroelectric Facility, including the dam, penstocks, powerhouse, tailrace, turbines, generators and all land and other structures described or depicted in FERC Exhibit A, F and G filed with FERC in Project No. P-2363-035 by Seller on July 3, 2001, all of which are set forth in Schedule 1.02(a)(xxi);

          (xxii) all real, personal and intangible property comprising Cloquet Pulp and Paper Mill Unit Nos. 3 and 4 Turbine/Generator Units (the "Steam Turbine Facilities" and, together with the Hydroelectric Facility, the "Power Generation Facilities"), including the steam turbines, generators and other related structures; and

          (xxiii) to the extent Section 5.33 provides for the assignment to Purchaser of Revised Cloquet Power Agreements or rights and obligations under Power Agreements upon receipt of an MP Waiver, such Revised Cloquet Power Agreements or rights and obligations, if any.

        (b)  The term "Excluded Assets" means:

          (i)    all assets identified on Schedule 1.02(b)(i);

          (ii)  (A) the paper mill located in Brainerd, Minnesota (the "Brainerd Facility") and (except as provided in Section 1.02(a)(ii) or Section 1.02(a)(iii) or identified on Schedule 1.02(b)(ii)(A)) all other Personal Property and Inventory located on the Closing Date at the Brainerd Facility, (B) Assigned Contracts (other than Contracts listed in Schedule 3.06 or 3.08 and other than sales orders) that do not primarily relate or pertain to and are not primarily used, primarily held for use, intended to be primarily used or reasonably necessary or required in connection with, and that do not primarily arise out of or in connection with, any Acquired Asset or the operation or the conduct of the Business other than the operation of the Brainerd Facility (including purchase orders and supply contracts to the extent relating to production at the Brainerd Facility), and (C) subject to the grant of licenses pursuant to the License Agreement (as defined in Section 2.02(c)), Assigned Intellectual Property and Assigned Technology that are listed in Schedule 1.02(b)(ii)(C) and do not primarily relate or pertain to and are not primarily used, primarily held for use or intended to be primarily used in connection with, and that do not primarily arise out of or in connection with, any Acquired Asset or the operation or conduct of the Business other than operation of the Brainerd Facility (the assets described in clauses (A) through (C) being referred to herein as the "Excluded Brainerd Assets");

          (iii)  except as specifically provided in Section 1.02(a)(xviii), the Seller Group's corporate charters, minutes and stock record books and corporate seals;

          (iv)  all rights, claims and credits of any member of the Seller Group to the extent arising out of or relating to any Excluded Asset or any Excluded Liability (as defined in Section 1.03(b)), including tax refunds and credits attributable to Taxes that constitute Excluded Liabilities, any such items arising under insurance policies and all guarantees, warranties, indemnities and all other intangible property rights or claims and similar rights in favor of any member of the Seller Group in respect of any Excluded Asset or any Excluded Liability;

          (v)  except as specifically provided in Section 5.09, all the assets of the Seller's Pension Plans (as defined in Section 5.09(e)(i));

          (vi)  all rights of Seller under this Agreement and the other agreements and instruments executed and delivered in connection with this Agreement (the "Ancillary Agreements");

          (vii) all records prepared for the purpose of the sale of the Business to Purchaser;

          (viii) all Records relating to the Business that form part of the Seller Group's general ledger or which do not relate primarily to the Business;

          (ix)  all tax records that relate primarily to Taxes that constitute Excluded Liabilities;

          (x)  the Settlement Agreement between Seller and United Paperworkers International Union Locals 63, 79 and 164 and National Conference of Firemen and Oilers Local 939, effective June 15, 1999, and Labor Agreement 2001, effective as of December 31, 2001, between Paper, Allied, Chemical & Energy Workers International Union, affiliated with AFL-CIO-CLC, and Potlatch Corporation, Minnesota Pulp and Paper Division (Sample Service Department) (collectively, as in effect on the date hereof, as modified and interpreted by the Side Agreements set forth in Schedule 3.08 on the date hereof and specifically identified as "Side Agreements", the "Labor Agreements", and each union party to any Labor Agreement, a "Union" and, collectively, the "Unions") and any other Contract (other than the Settlement Agreement between the Duluth & Northeastern Railroad Company and the National Conference of Firemen and Oilers of the Service Employees International Union Locals 970 ("Local 970") and 939 ("Local 939") and United Transportation Union Local 1175 ("Local 1175") (Local 939 to the extent it represents employees of Duluth & Northeastern Railroad Company, Local 970 and Local 1175 hereinafter collectively referred to as the "Railroad Unions"), the Labor Agreement between Duluth & Northeastern Railroad Company and United Transportation Union Local 1175, dated as of July 1, 1999, the Labor Agreement, effective as of July 1, 1999, between Duluth & Northeastern Railroad Company and National Firemen and Oilers conference of the Service Employees International Union and its Local No. 970 (collectively, the "Railroad CBAs")) with any union or its locals or any other collective bargaining representative of any employee of the Business or the Seller Group (collectively, the "Labor Contracts");

          (xi)  any capital stock of and any equity interest in Duluth & Northeastern Railroad Company, a corporation organized under the laws of the State of Minnesota;

          (xii) all amounts owed to Seller by Perry H. Koplik & Sons, Inc., pursuant to the Agency Agreement dated as of January 1, 1999;

          (xiii) all of Seller's interests in NaturTek, LLC, a limited liability company organized under the laws of the state of Delaware, and any assets owned by NaturTek, LLC; and

          (xiv)  Amended and Restated Electric Service Agreement and Power Purchase Agreement, each between Seller and Minnesota Power, and each dated July 31, 2000 (the "Power Agreements").

        (c)  The term "Acquired Coating Equipment" means all assets, rights and personal property, tangible or intangible (including Intellectual Property and Technology and rights, claims and credits to the extent arising out of or relating to the Acquired Coating Equipment of the type described in Section 1.02(a)(xii)), of the Seller Group comprising the off-machine coater and "coating kitchen" (together with all parts and spare parts (including consumable parts) held for use in connection therewith) located at the Brainerd Facility and used by the Seller Group in the production of coated paper at the Brainerd Facility or reasonably necessary to or required in the operation of such off-machine coater and "coating kitchen". Purchaser acknowledges that, except as expressly set forth in this Agreement or the Ancillary Agreements, there are no representations or warranties of any kind, express or implied, with respect to the Acquired Coating Equipment, and that, except as expressly set forth in this Agreement, Purchaser is purchasing the Acquired Coating Equipment "as is" and "where is".

        (d)  Notwithstanding anything to the contrary in this Agreement, any Acquired Assets that relate or pertain to or are used in the conduct or operation of the Railroad, including, without limitation, the Railroad Property, may, at Purchaser's determination, be purchased by an affiliate of Purchaser (the "Railroad Sub") to be designated by Purchaser prior to the Closing, in which case such Acquired Assets shall be separately identified and sold, assigned, transferred, conveyed and delivered by the Seller Group to such designated affiliate at Closing.

        (e)  Seller shall, to the extent it does not unreasonably interfere with the normal operation of the Business, use all commercially reasonable efforts to maximize the amount of McCoy silk grade paper ("McCoy Silk") in the Inventory constituting Acquired Assets on the Closing Date, in the proportions of basis weights and sizes as may be specified by Purchaser from time to time. Notwithstanding the foregoing, Seller shall not be obligated to continue such maximization to the extent such maximization will result in Working Capital (as defined in Section 1.05(a)) on the Closing Date exceeding $100,000,000, except in accordance with a Continuance Notice (as defined below) or any amendment thereto. If Seller plans to discontinue maximizing McCoy Silk because such maximization will result in Working Capital on the Closing Date exceeding $100,000,000, Seller shall give Purchaser written notice of such planned discontinuance at least five business days prior to such discontinuance (a "Discontinuance Notice"). A Discontinuance Notice shall include an estimate of the amount of McCoy Silk (including an estimate of the amounts of various basis weights and sizes) that will be in the Inventory constituting Acquired Assets on the Closing Date (the "Estimated McCoy Silk Amount") if such discontinuance occurs. Following receipt of a Discontinuance Notice, Purchaser shall be entitled to give Seller written notice (a "Continuance Notice") that Purchaser desires Seller to continue maximizing the amount of McCoy Silk, which notice shall include the additional maximum amount of McCoy Silk that Purchaser desires Seller to produce (the "Additional McCoy Silk Amount"; and, together with the Estimated McCoy Silk Amount, the "Target McCoy Silk Amount") in accordance with this Section 1.02(e). If Seller receives a Continuance Notice, Seller shall continue to maximize the amount of McCoy Silk in accordance with the first sentence of this Section 1.02(e); provided, however, that Seller shall not be required to continue maximizing the amount of McCoy Silk to the extent such maximization will result in the amount of McCoy Silk in the Inventory that is Acquired Assets on the Closing Date to exceed the Target McCoy Silk Amount. Purchaser shall have the right, at any time, to give written notice to Seller amending a Continuance Notice to increase the Additional McCoy Silk Amount. Seller shall use commercially reasonable efforts to keep Purchaser regularly informed as to the amount of McCoy Silk of various basis weights and sizes expected to be in the Inventory that is Acquired Assets on the Closing Date, and, to the extent it does not unreasonably interfere with the normal operation of the Business, Seller shall use commercially reasonable efforts to cause the amounts of various basis weights and sizes to be as may be requested by Purchaser from time to time.

        (f)    If Purchaser has not provided the notice contemplated by Section 5.29 and any work-in-process inventories remain at the Brainerd Facility at Closing, Seller shall be entitled to continue the coated paper operations at the Brainerd Facility for up to seven days following Closing (the "Additional Brainerd Production Period") for the sole purpose of turning such work-in-process inventories into finished goods inventories (any such finished goods inventories produced during such period being referred to herein as "Additional Brainerd Inventory"). If Seller creates any Additional Brainerd Inventory, all such Additional Brainerd Inventory shall be transferred to Purchaser as Acquired Assets and shall be deemed for all purposes of this Agreement (including the determination of Closing Net Assets) to have been Inventory that constituted Acquired Assets on the Closing Date as though it had been located at the Brainerd Facility on the Closing Date. In addition, if Seller elects to produce Additional Brainerd Inventory, Seller shall be entitled to transfer to Purchaser as Acquired Assets up to five days of average daily inventory of packaging material that at the end of the Additional Brainerd Production Period is located at the Brainerd Facility ("Additional Brainerd Packaging"), and such Additional Brainerd Packaging shall be deemed for all purposes of this Agreement (including the determination of Closing Net Assets) to have been Inventory that constituted Acquired Assets on the Closing Date as though it had been located at the Brainerd Facility on the Closing Date (and no Additional Brainerd Inventory had been produced).

        SECTION 1.03.    Assumption of Certain Liabilities.    (a) Upon the terms and subject to the conditions of this Agreement (and (x) subject to Section 2.03 with respect to references to the Closing or Closing Date and (y) without limiting Purchaser's rights under Section 8.01), Purchaser shall assume, effective as of the Closing, and from and after the Closing Purchaser shall pay, perform and discharge when due, only the following liabilities, obligations and commitments of the Seller Group (the "Assumed Liabilities"), other than any Excluded Liabilities:

          (i)    (A) all liabilities, obligations and commitments of any member of the Seller Group under the Assigned Contracts to the extent Purchaser receives the benefits of such Assigned Contracts and only to the extent such liabilities, obligations and commitments relate to the period from and after the Closing, (B) all liabilities, obligations and commitments of any member of the Seller Group under the Assigned Contracts that are Contracts (including sales orders) involving the obligation of any member of the Seller Group to deliver paper products or by-products for payment (the "Customer Contracts") to the extent Purchaser receives the benefits of such Assigned Contracts and (C) all liabilities, obligations and commitments relating to pre-Closing performance (other than liabilities, obligations or commitments relating to the Acquisition or arising from any default by any member of the Seller Group) under the Assigned Contracts (other than Customer Contracts) to the extent Purchaser receives the benefits of such Assigned Contracts, and only to the extent such liabilities, obligations and commitments are reflected in Closing Net Assets in accordance with this Agreement (and then only up to the amount so reflected and only to the extent of the amount of each category of liability set forth on the final statement of Closing Net Assets);

          (ii)  all liabilities, obligations and commitments of any member of the Seller Group payable to trade creditors of the Business, arising in the ordinary course of business, but only to the extent and up to the amounts that should be reflected in Closing Net Assets in accordance with the Accounting Principles and only to the extent of the amount that should be so reflected for each category of liability reflected in Closing Net Assets (it being agreed that the final statement of Closing Net Assets shall be conclusive as to the liabilities, obligations and commitments that should be reflected therein for this purpose);

          (iii)  liabilities, obligations and commitments arising under Benefit Plans (as defined in Section 3.18(a)) to the extent expressly provided in Section 5.09;

          (iv)  all liabilities, obligations and commitments to the Business' customers for products manufactured on or prior to the Closing Date by the Business based on damage or quality claims or returns based on claims under the "Potlatch Promise" with respect to the press performance of such products, in each case arising in the ordinary course of business (other than any liability, obligation or commitment that arises because of a breach of this Agreement other than a breach of a representation or warranty) up to an aggregate amount of $400,000 (net of any proceeds to Purchaser from resale of any such products returned to Purchaser);

          (v)  any liability, obligation or commitment to any Continued Employee based on claims made after the Closing Date but arising out of or related in part to any injury, disability or similar condition of such Continued Employee that exists or occurs on or prior to the Closing Date (other than any such injury, disability or condition that constitutes a disease or illness or arises (A) to any extent from exposure or alleged exposure on or prior to the Closing Date to any materials or chemicals (including any Hazardous Materials) by any Continued Employee (as defined in Section 5.09) or any other employee heretofore employed in the Business or (B) because of a breach by Seller of this Agreement or any Ancillary Agreement other than a breach of a representation or warranty) but as to any claim only if the aggregate liabilities, obligations and commitments in respect of such claim do not exceed $5,000 and, in any event, only up to an aggregate amount of $100,000 for all such claims and all such liabilities, obligations and commitments;

          (vi)  subject to receipt of all consents from third parties necessary to permit the assumption thereof by Purchaser, liabilities, obligations and commitments arising under the Cross-Border Leases to the extent assumed by Purchaser pursuant to Cross-Border Lease Assumptions (as defined in Section 5.24), other than any such liabilities, obligations and commitments (A) due and payable (without giving effect to any grace or notice periods) on or prior to the Closing Date or arising as a result of the Acquisition or any other transaction contemplated by this Agreement or any Ancillary Agreement, (B) arising due to any breach by Seller of this Agreement or any Ancillary Agreement or (C) in respect of which Seller has agreed to provide indemnification pursuant to this Agreement or any Ancillary Agreement; and

          (vii) the specified other liabilities, obligations and commitments of any member of the Seller Group identified in Schedule 1.03(a)(vii) but only up to the amounts disclosed on such Schedule.

        (b)  Notwithstanding Section 1.03(a), or any other provision of this Agreement or any Ancillary Agreement, and regardless of any disclosure to Purchaser, Purchaser shall not assume any of the following liabilities, obligations and commitments (the "Excluded Liabilities"), all of which Seller agrees shall be retained and paid, performed and discharged when due by the applicable member of the Seller Group (in each case subject to Section 2.03 with respect to references to the Closing or Closing Date):

          (i)    any liability, obligation or commitment, except as specifically set forth in Section 1.03(a), relating to or arising out of the Business or any Acquired Asset, whether express or implied, liquidated, absolute, accrued, contingent or otherwise, or known or unknown, and based upon, relating to, arising out of or resulting from any fact, circumstance, occurrence, condition, act or omission occurring or existing, in whole or in part, on or prior to the Closing;

          (ii)  any liability, obligation or commitment, whether express or implied, liquidated, absolute, accrued, contingent or otherwise, or known or unknown, to the extent arising out of the operation or conduct by Seller or any of its affiliates of any business other than the Business;

          (iii)  any liability, obligation or commitment (A) except as specifically set forth in Section 1.03(a)(i) or Section 1.03(a)(iv), arising out of any actual or alleged breach of, or nonperformance under, any Contract (including any Assigned Contract), prior to the Closing, (B) accruing, or that should be or should have been accrued for in accordance with GAAP (as defined in Section 1.05(d)), under any Assigned Contract with respect to any period prior to the Closing, except to the extent and up to the amounts that should be reflected therefor in Closing Net Assets in accordance with the Accounting Principles and only to the extent of the amount that should be so reflected for each category of liability reflected in Closing Net Assets (it being agreed that the final statement of Closing Net Assets shall be conclusive as to the liabilities, obligations and commitments that should be reflected therein for this purpose), or (C) arising on any Contract either (x) required to be listed under any Schedule hereto and not so listed or (y) entered into in violation of this Agreement or any Ancillary Agreement;

          (iv)  except as specifically set forth in Section 1.03(a), any liability, obligation or commitment of any member of the Seller Group arising out of (A) any suit, action (including regulatory action) or proceeding (including under any alternative dispute resolution procedure) ("Proceeding") pending or threatened as of the Closing Date, (B) any Proceeding filed after the Closing to the extent based upon, relating to, arising out of or resulting from any fact, circumstance, occurrence, condition, act or omission occurring or existing, in whole or in part, on or prior to the Closing or (C) any actual or alleged violation by any member of the Seller Group or any of their affiliates of any Applicable Law (as defined in Section 3.03) prior to or on account of the Closing;

          (v)  any account payable of any member of the Seller Group to the extent of the amount not included in Closing Net Assets (or not permitted to be included in Closing Net Assets);

          (vi)  except as specifically set forth in Section 1.03(a), any liability, obligation or commitment that relates primarily to, or that arises primarily out of, any Excluded Asset, or that arises out of the distribution to, or ownership or operation by, any member of the Seller Group or any of their affiliates or any other person of any Excluded Asset, or that is associated with the realization of the benefits of any Excluded Asset;

          (vii) any liability, obligation or commitment for Taxes (as defined in Section 3.16), whether or not accrued, assessed or currently due and payable, (A) of Seller or any Affiliated Group (as defined in Section 3.16) or (B) relating to the operation or ownership of the Business or the Acquired Assets for any Tax period (or portion thereof) ending on or prior to the Closing Date (for purposes of this clause (vii), all real property Taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Acquired Assets for a Tax period that includes (but does not end on) the Closing Date shall be apportioned between Seller and Purchaser based upon the number of days of such period included in the pre-Closing Tax period and the number of days of such Tax period after the Closing Date (which period shall include the Closing Date));

          (viii) any liability, obligation or commitment for transfer, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes and real property transfer gains Taxes) and related amounts (including any penalties, interest and additions to Tax) incurred in connection with this Agreement, the Ancillary Agreements, the Acquisition and the other transactions contemplated hereby and thereby ("Transfer Taxes");

          (ix)  except as expressly provided in Section 5.09, any liability, obligation or commitment arising under any Benefit Plan;

          (x)  any liability covered by any insurance policy maintained by Seller or any of its affiliates;

          (xi)  except as expressly set forth in Section 1.03(a)(vi), any Indebtedness (as defined in Section 3.08(a)(ix)) that (i) has a term of less than one year and is owed to lenders (and not trade creditors) or (ii) has a term of greater than one year, including any capitalized leases;

          (xii) except to the extent specifically assumed by Purchaser pursuant to Section 1.03(a)(iv), any liability, obligation or commitment that relates to, or arises out of, products manufactured, shipped or sold by or on behalf of the Business or any member of the Seller Group or any of their affiliates on or prior to the Closing Date, including any liabilities arising out of express or implied warranties, whether such liability, obligation or commitment relates to or arises out of losses occurring on or prior to or after the Closing Date;

          (xiii) any liability, obligation or commitment relating to or arising out of infringement or misappropriation of Intellectual Property or Technology (other than to the extent relating to or arising out of infringements or misappropriation after Closing relating to Purchaser's use of any Acquired Asset), to the extent relating to or arising out of the operation of the Business or products manufactured, shipped or sold by or on behalf of the Business or any member of the Seller Group or any of their affiliates on or prior to the Closing Date, whether such liability, obligation or commitment relates to or arises out of losses occurring on or prior to or after the Closing Date;

          (xiv)  except to the extent specifically assumed by Purchaser pursuant to Section 1.03(a)(v), any liability, obligation or commitment, whether now existing or hereafter arising, to the extent such liability, obligation or commitment is in respect of claims arising out of or related to any injury, disease (or illness), disability or any similar condition that exists or occurs on or prior to the Closing Date, or exposure or alleged exposure on or prior to the Closing Date to any materials or chemicals (including Hazardous Materials) by any person (including any Continued Employee or any other employee heretofore employed in the Business);

          (xv) except as expressly provided in Section 5.09 or to the extent specifically assumed by Purchaser pursuant to Section 1.03(a)(v), (A) any liability, obligation or commitment to the extent such liability, obligation or commitment relates to, or arises out of, the employment at or prior to Closing and (B) any liability, obligation or commitment that relates to, or arises out of, the termination of the employment at or prior to Closing, of, in each case, any employee or former employee of the Seller Group or any of their affiliates or the Business (including as a result of the transactions contemplated by this Agreement);

          (xvi)  any liability, obligation or commitment that relates to, or that arises out of, any separation agreements listed on Schedule 1.03(b)(xvi) (collectively, the "Separation Agreements"), other than the payment of severance up to the amount that would be due under Section 5.09 in the absence of such agreement;

          (xvii) any liability, obligation or commitment to any member of the Seller Group or to any affiliate of Seller, except those identified in Schedule 1.03(b)(xvii);

          (xviii) any liability, obligation or commitment of any member of the Seller Group or imposed on or asserted against Purchaser (x) relating to or arising out of the Railroad CBAs with respect to any act or omission through the Closing or (y) relating to or arising out of the Labor Contracts;

          (xix)  any liabilities, obligations and commitments in respect of costs and expenses incurred by Seller or any of its affiliates or the Business in respect of or relating to this Agreement, including compliance by any member of the Seller Group with the terms hereof, or in connection with the Acquisition and the other transactions contemplated hereby;

          (xx) all other liabilities, obligations and commitments of any affiliate of Seller other than the Acquired Entities;

          (xxi)  without limiting Section 8.01(c), any Pre-Closing Environmental Liability (including Unknown Pre-Closing On-Site Environmental Liabilities (including Minor Pre-Closing On-Site Liabilities));

          (xxii) if the transfer of the Hydroelectric Facility does not occur on the Closing as contemplated by Section 2.03, any liability, obligation or commitment relating to or arising out of the ownership or operation of the Hydroelectric Facility, after the Closing and on or prior to any Hydroelectric Facility Closing; and

          (xxiii) any liability, obligation or commitment arising out of, based on, or resulting from any of the matters identified on Schedule 1.03(b)(xxiii).

        The term "Pre-Closing Environmental Liability" means any loss, claim, demand, requirement, lawsuit, responsibility, liability, obligation or commitment arising out of, based on, or resulting from (1) any of the matters disclosed on Schedule 3.13 or Schedule 3.20(b) or identified in Schedule 1.03(b)(xxi), (2) Environmental Laws (as defined in Section 3.20(b)) and in connection with any condition of the Acquired Assets, the Acquired Coating Equipment or Excluded Assets existing on or prior to the Closing Date, (3) Environmental Laws and in connection with the ownership or operation of the Business (or by any former owner or operator thereof) or the Acquired Assets or any Excluded Asset (or any assets previously owned or operated in connection with the Business by any former owner or operator thereof), in each case on or prior to the Closing Date, (4) (A) personal injury, property damage or exposure to Hazardous Materials (as defined in Section 3.20(b)) or (B) investigation, remediation, natural resources damages or other response actions, including claims related to Releases (as defined in Section 3.20(b)) into the St. Louis River or Lake Superior, in each such case, arising out of, based on or resulting from Environmental Laws or the presence or Release of Hazardous Materials and the ownership or operation of the Business or the Acquired Assets or any Excluded Asset (or any assets previously owned or operated in connection with the Business or by any former owner or operator of the Business) on or prior to the Closing Date or (5) the transportation, Release or recycling of Hazardous Materials or the arrangement for such activities, from, at or to any off-site location on or prior to the Closing Date. Pre-Closing Environmental Liability includes any Unknown Pre-Closing On-Site Environmental Liability (as defined in Section 8.01(c)).

        (c)  Purchaser shall acquire and Seller shall transfer, or cause to be transferred, the Acquired Assets free and clear of all liabilities, obligations and commitments of any member of the Seller Group or any of their affiliates, other than the Assumed Liabilities, and free and clear of all Liens (as defined in Section 3.05), other than Permitted Liens (as defined in Section 3.05).

        (d)  Seller and Purchaser acknowledge that certain expenses of the Business are paid on a periodic basis. Accordingly, the items listed below, to the extent not included in Closing Net Assets, shall be apportioned between Seller and Purchaser, with Seller being responsible for all such expenses attributable to periods on or prior to the Closing Date, and Purchaser being responsible for all expenses attributable to periods after the Closing Date:

          (i)    prepaid rent, tenant utility payments and all other percentage or additional rent, common area maintenance and sundry charges (including any HVAC charges) and commissions paid by tenants;

          (ii)  utility company charges, including electricity, gas, fuel, water and sewer charges;

          (iii)  real estate taxes, installments of general and special assessments and other public or private charges affecting the Premises; and

          (iv)  other items typically apportioned in sale of assets transactions of the type contemplated by this Agreement.

        (e)  The entities listed on Schedule 1.03(e) are the only affiliates of Seller that have title to, or use, any Acquired Asset or are subject to any obligation that is an Assumed Liability or are otherwise engaged in the operation or conduct of the Business. Any entity listed on such Schedule is deemed a member of the Seller Group.

        (f)    Notwithstanding anything to the contrary in this Agreement, any Assumed Liabilities that relate to, or arise out of, the Railroad shall be assumed by, and shall be enforceable by the Seller Group solely against, the Railroad Sub.

        (g)  Notwithstanding anything to the contrary in this Agreement, if, pursuant to Section 2.03, the Hydroelectric Facility is not transferred to Purchaser at Closing, no Assumed Liability that relates to, or arises out of, the Hydroelectric Facility (including the Hydroelectric Facility Contracts) shall be assumed by Purchaser, and Purchaser shall not be required to assume any such Assumed Liability, unless and until the Hydroelectric Facility is transferred to Purchaser at the Hydroelectric Facility Closing (and then Purchaser shall only assume such Assumed Liabilities to the extent otherwise provided in this Agreement).

        SECTION 1.04.    Consents of Third Parties.    (a) Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any asset or any claim or right or any benefit arising under or resulting from such asset if an attempted assignment thereof, without the consent of a third party, would constitute a breach or other contravention of the rights of such third party, would be ineffective with respect to any party to an agreement concerning such asset, or would in any way adversely affect the rights of any member of the Seller Group or, upon transfer, Purchaser under such asset. If any transfer or assignment by any member of the Seller Group to, or any assumption by Purchaser of, any interest in, or liability, obligation or commitment under, any asset requires the consent of a third party, then such assignment or assumption shall be made subject to such consent being obtained. Without limiting Section 1.04(b), to the extent any Assigned Contract may not be assigned to Purchaser by reason of the absence of any such consent, Purchaser shall not be required to assume any Assumed Liabilities arising under such Assigned Contract.

        (b)  If any such consent is not obtained prior to the Closing (and without regard to whether Seller has Cured (as defined in Section 6.05) the failure to obtain such consent), Seller and Purchaser shall cooperate (at their own expense) in any lawful and reasonable arrangement reasonably proposed by Purchaser under which Purchaser shall obtain the economic claims, rights and benefits under the asset, claim or right with respect to which the consent has not been obtained in accordance with this Agreement. Such reasonable arrangement may include (i) the subcontracting, sublicensing or subleasing to Purchaser of any and all rights of the Seller Group against the other party to such third-party agreement arising out of a breach or cancelation thereof by the other party, and (ii) the enforcement by the Seller Group of such rights (at the expense of the Seller Group but with Purchaser being obligated to reimburse the relevant member of the Seller Group for reasonable out-of-pocket costs and expenses directly related thereto). To the extent, and only to the extent, Purchaser is able to receive the economic claims, rights and benefits under an asset as set forth above, Purchaser shall be responsible for the Assumed Liabilities, if any, arising under such asset.

        (c)  If any Consent listed on Schedule 3.03 with respect to a Contract with a supplier to the Business shall not have been obtained, in addition to any other obligations of Seller under this Agreement, to the extent that the purchase price to Purchaser after the Closing for the products or services that are the subject of any such Contract is greater than would have been the case had such consent been obtained, then Seller shall, for the six month period after the Closing, reimburse Purchaser for any additional cost incurred by Purchaser in obtaining such product or service in the volumes set forth in such Contract, but only if Purchaser shall have used commercially reasonable efforts to obtain the best practicable price for such product or service.

        (d)  Subsections (a), (b) and (c) above shall not be deemed to limit (i) the rights and remedies available to Purchaser or Seller hereunder or, subject to the provisions hereof, otherwise in the event a consent is not obtained prior to Closing or (ii) the obligations of Seller hereunder.

        SECTION 1.05.    Closing Net Assets Determination.    (a) Seller and Purchaser shall cooperate on a timely basis in Purchaser's preparation and delivery to Seller within 90 days after the Closing Date of a statement (the "Statement"), certified by Purchaser's chief financial officer, setting forth Net Assets (as defined in Section 1.05(d)), as of the close of business on the Closing Date ("Closing Net Assets"). The Statement shall be prepared on a basis consistent with the Accounting Principles (as defined in Section 1.05(d)). At Purchaser's option, a physical inventory shall be conducted by Seller for the purpose of preparing the Statement, and Purchaser and its representatives shall have the right to observe the taking of such physical inventory. Any costs or expenses incurred in connection with such taking of physical inventory shall be borne by the party incurring such costs or expenses.

        (b)  During the 30-day period following receipt of the Statement, Seller shall be permitted to review the working papers relating to the Statement. The Statement shall become final and binding upon the parties on the 30th day following delivery thereof, unless Seller gives written notice of its disagreement with the Statement (a "Notice of Disagreement") to Purchaser prior to such date. Any Notice of Disagreement shall (i) specify in reasonable detail the nature of any disagreement so asserted, (ii) only include disagreements based on mathematical errors or based on Closing Net Assets not being calculated in accordance with this Section 1.05 and (iii) be accompanied by a certificate of Seller's chief financial officer that he or she concurs with each of the positions taken by Seller in the Notice of Disagreement. If a Notice of Disagreement is received by Purchaser in a timely manner, then the Statement (as revised in accordance with this sentence) shall become final and binding upon Seller and Purchaser on the earlier of (A) the date Seller and Purchaser resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement or (B) the date any disputed matters are finally resolved in writing by the Accounting Firm (as defined below). During the 30-day period following the delivery of the Notice of Disagreement, Seller and Purchaser shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. At the end of such 30-day period, Seller and Purchaser shall submit to an independent accounting firm (the "Accounting Firm") for arbitration any and all matters that remain in dispute and which were properly included in the Notice of Disagreement. The Accounting Firm shall be Ernst & Young or, if such firm is unable or unwilling to act, such other nationally recognized independent public accounting firm as shall be agreed upon by the parties hereto in writing. Before referring a matter to the Accounting Firm, the parties shall agree on procedures to be followed by the Accounting Firm (including procedures for presentation of evidence). If the parties are unable to agree upon procedures, the Accounting Firm shall establish such procedures, giving due regard to the intention of the parties to resolve disputes in a timely and cost-effective manner. The Accounting Firm's procedures may be, but need not be, those proposed by either Purchaser or Seller; provided, however, that the Accounting Firm shall in all cases use the Accounting Principles in resolving any dispute. The parties shall give the Accounting Firm access to their working papers and shall provide such other information as reasonably requested by the Accounting Firm. Seller and Purchaser shall jointly request the Accounting Firm to render a decision resolving the matters submitted to the Accounting Firm within 30 days following submission. Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced. The fees and expenses of the Accounting Firm incurred pursuant to this Section 1.05 shall be borne 50% by Seller and 50% by Purchaser.

        (c)  The Purchase Price shall be increased by the amount by which Closing Net Assets exceeds the Base Amount (as defined below), and the Purchase Price shall be decreased by the amount by which Closing Net Assets is less than the Base Amount (the Purchase Price as so increased or decreased shall hereinafter be referred to as the "Adjusted Purchase Price"). If the Closing Date Amount (as defined in Section 2.02(b)) is more than the Adjusted Purchase Price, Seller shall, and if the Closing Date Amount is less than the Adjusted Purchase Price, Purchaser shall, within 10 business days after the Statement becomes final and binding on the parties, make payment by wire transfer to a bank account designated in writing by the party to which such payment is to be made (such designation to be made at least two business days prior to the date such payment is due) in immediately available funds of the amount of such difference, together with interest thereon at a rate equal to the rate of interest from time to time announced publicly by Citibank, N.A. as its prime rate, calculated on the basis of the actual number of days elapsed divided by 365, from the Closing Date to the date of payment. "Base Amount" means $658,800,000 less, if transfer of the Hydroelectric Facility does not occur at the Closing as contemplated by Section 2.03, the Hydroelectric Base Amount. "Hydroelectric Base Amount" means the amount reflected for the Hydroelectric Facility in the Balance Sheet (but not more than the Hydroelectric Facility Purchase Price).

        (d)  The term "Net Assets" means Assets minus Liabilities; provided however that (i) the following items shall be disregarded for purposes of calculating Net Assets: (A) Working Capital in excess of the Working Capital Limit, (B) Non-Current Assets in excess of an amount equal to the sum of the Non-Current Asset Cap (as defined below) plus the Additional Property Amount (as defined below), (C) any fee title to, or ownership interest in, any real property acquired since the date of the Balance Sheet, (D) any increase in value of an Acquired Asset as a result of the release of Liens or the cure or removal of imperfections in title and (E) all capital expenditures, depreciation and amortization made or accrued since the date of the Balance Sheet and (ii) the values of the Premises referred to in the definition of Additional Property Amount shall be the values in such definition. The terms "Assets" and "Liabilities" mean all assets, net of applicable reserves, and liabilities, respectively, of the Business that are Acquired Assets or Assumed Liabilities, respectively, calculated in accordance with United States generally accepted accounting principles ("GAAP") applied on a basis consistent with the historical accounting practices of Seller used in preparing the Balance Sheet (but making normal, recurring period-end adjustments consistent with the December Balance Sheet), as modified by the agreed principles (the "Agreed Principles") set forth on Schedule 1.05(d)(1). The foregoing principles are referred to collectively in this Agreement as the "Accounting Principles." The term "Working Capital" means Current Assets minus Current Liabilities. The terms "Current Assets" and "Current Liabilities" mean the current assets, net of applicable reserves, and current liabilities, respectively, of the Business that are Acquired Assets or Assumed Liabilities, respectively, calculated in accordance with the Accounting Principles, provided that any Additional Brainerd Inventory in excess of 1,500 tons shall be valued for purposes of calculating Working Capital at its "broke" value. The term "Non-Current Assets" means all Assets other than Current Assets. The term "Additional Property Amount" means the sum of (x) $949,555 if the Premises described on Schedule 3.06 as the "Additional Buffer Parcel" was not reflected on the Balance Sheet and (y) $50,445 if the Nursery Property (as defined in Section 5.28) is an Acquired Asset on the Closing Date and was not reflected on the Balance Sheet. "Working Capital Limit" shall mean (x) $100,000,000 plus (y) if a Continuance Notice has been provided, the value (on the basis used for valuing such Inventory in Closing Net Assets) of the lesser of (A) the amount of McCoy Silk in the Inventory constituting Acquired Assets on the Closing Date in excess of the Estimated McCoy Silk Amount and (B) the Additional McCoy Silk Amount. "Non-Current Asset Cap" means $577,900,000 less, if transfer of the Hydroelectric Facility does not occur at Closing as contemplated by Section 2.03, the Hydroelectric Base Amount. In all instances, the Accounting Principles shall be used to calculate Closing Net Assets and Working Capital, whether or not in accordance with the historical accounting practices of Seller. To the extent the Accounting Principles permit alternate treatments of any item comprising Net Assets or Working Capital, the particular treatment required by the Agreed Principles shall be used and if no particular treatment is required by the Agreed Principles, the particular treatment used in the preparation of the Balance Sheet (as defined in Section 3.04) shall be used in the preparation of the Statement.

        (e)  Seller shall not, and shall not permit any other member of the Seller Group to, and Purchaser shall not, and shall not permit any affiliate of Purchaser to, take any actions with respect to the accounting books and records of the Business on which the Statement is to be based that would obstruct or prevent the preparation of the Statement and the determination of Closing Net Assets as provided in this Section 1.05. During the period of time from and after the date of delivery of the Statement through the resolution of any adjustment to the Purchase Price contemplated by this Section 1.05, each party shall afford to the other party and any accountants, counsel or financial advisers retained by such other party, in connection with the calculation of Closing Net Assets, reasonable access during normal business hours to the personnel of such party and to the books and records of the Business (if within the control of such other party or any of its affiliates), including all accounting working papers, to the extent relevant to the calculations contemplated by this Section 1.05.

ARTICLE II

The Closing

        SECTION 2.01.    Closing Date.    (a) Subject to Section 2.01(b) with respect to the Hydroelectric Facility, the closing of the Acquisition (the "Closing") shall take place at the offices of Cravath, Swaine & Moore, 825 Eighth Avenue, New York, New York 10019, at 10:00 a.m. on May 20, 2002, or if all conditions set forth in Article VI have not been satisfied (or to the extent permitted, waived by the party entitled to the benefit thereof), as soon as practicable (but in no event less than five business days) after all the conditions set forth in Article VI have been satisfied (or, to the extent permitted, waived by the parties entitled to the benefits thereof), or at such other place, time and date as shall be agreed between Seller and Purchaser. The date on which the Closing occurs is referred to in this Agreement as the "Closing Date".

        (b)  The closing of the purchase and sale of the Hydroelectric Facility (the "Hydroelectric Facility Closing"), if applicable, shall take place at the offices of Cravath, Swaine & Moore, 825 Eighth Avenue, New York, New York 10019, at 10:00 a.m. as soon as practicable (but in no event less than five business days) after all the conditions set forth in Section 2.03(d) have been satisfied (or, to the extent permitted, waived by the parties entitled to the benefits thereof), or at such other place, time and date as shall be agreed to between Seller and Purchaser. The date on which the Hydroelectric Facility Closing occurs is referred to in this Agreement as the "Hydroelectric Facility Closing Date".

        SECTION 2.02.    Transactions To Be Effected at the Closing.    At the Closing:

          (a)  Seller shall deliver to Purchaser (i) such appropriately executed (and, to the extent required by Section 2.03, undated) general warranty deeds (in recordable form), bills of sale, assignments and other instruments of transfer relating to the Acquired Assets and the Acquired Coating Equipment in form and substance reasonably satisfactory to Purchaser and its counsel and (ii) such other documents as Purchaser or its counsel may reasonably request to demonstrate satisfaction of the conditions and compliance with the covenants set forth in this Agreement;

          (b)  Purchaser shall deliver to Seller (i) payment, by wire transfer to a bank account designated in writing by Seller (such designation to be made at least two business days prior to the Closing Date), of immediately available funds in an amount equal to (A) the Purchase Price plus or minus (B) an amount equal to an estimate prepared by Seller (and reasonably satisfactory to Purchaser) and delivered to Purchaser at least two business days prior to the Closing Date, of any adjustment to the Purchase Price under Section 1.05 (the Purchase Price plus or minus such estimate of any adjustment under Section 1.05 being herein called the "Closing Date Amount") minus (C) if, pursuant to Section 2.03, the Hydroelectric Facility is not being transferred to Purchaser at Closing, $5,000,000 (the "Hydroelectric Facility Purchase Price"), (ii) such appropriately executed (and, to the extent required by Section 2.03, undated) assumption agreements and other instruments of assumption providing for the assumption of the Assumed Liabilities in form and substance reasonably satisfactory to Seller and its counsel and (iii) such other documents as Seller or its counsel may reasonably request to demonstrate satisfaction of the conditions and compliance with the covenants set forth in this Agreement; and

          (c)  Seller shall, or shall cause its relevant or designated affiliates to, and Purchaser shall, or shall cause its relevant or designated affiliates to, enter into each of:

            (i)    the Transition Services Agreement substantially on the terms and conditions set forth in Exhibit A and otherwise in form and substance reasonably satisfactory to Seller and Purchaser (the "Transition Services Agreement");

            (ii)  the Option Agreement substantially on the terms and conditions set forth in Exhibit B and otherwise in form and substance reasonably satisfactory to Seller and Purchaser (the "Option Agreement");

            (iii)  the License Agreement substantially on the terms and conditions set forth in Exhibit D and otherwise in form and substance reasonably satisfactory to Seller and Purchaser (the "License Agreement");

            (iv)  in the event Purchaser provides the notice contemplated by Section 5.29, the Coated Paper Products Supply Agreement substantially on the terms and conditions set forth in Exhibit E and otherwise in form and substance reasonably satisfactory to Seller and Purchaser (the "Paper Supply Agreement");

            (v)  the Wood Supply Agreement substantially on the terms and conditions set forth in Exhibit F and otherwise in form and substance reasonably satisfactory to Seller and Purchaser (the "Wood Supply Agreement");

            (vi)  in the event Purchaser provides the Hydroelectric Facility Notice (as defined in Section 2.03(a)) and such notice has not been rescinded or deemed rescinded at or prior to Closing, each of the Escrow Agreement, the Operating and Maintenance Agreement, the Relationship Agreement and the FERC Easement (as such terms are defined in Section 2.03(b)); and

            (vii) the engagement letter required pursuant to Section 5.25.

Each of the Transition Services Agreement, the Option Agreement, the Right of First Offer Agreement, the License Agreement, the Paper Supply Agreement (if applicable), the Wood Supply Agreement, the Escrow Agreement (if applicable), the Operating and Maintenance Agreement (if applicable), the Relationship Agreement (if applicable), the FERC Easement (if applicable) and the engagement letter is an "Ancillary Agreement" hereunder.

        SECTION 2.03.    Hydroelectric Facility Closing.    (a) Notwithstanding Section 2.01 and Section 2.02 and without limiting Purchaser's rights under Article VI or the obligations of Seller and Purchaser under Section 5.05, if the Final Order (as defined in Section 2.03 (e)) has not been obtained prior to Closing, Purchaser may by written notice to Seller at least five business days prior to Closing (the "Hydroelectric Facility Notice") elect to delay the purchase of the Hydroelectric Facility pursuant to the arrangements set forth in this Section 2.03 and, subject to the terms and conditions of this Agreement, proceed with the Closing with respect to the rest of the Business and Acquired Assets. Any Hydroelectric Facility Notice (i) shall be deemed rescinded in the event the Final Order is obtained at any time prior to Closing and (ii) may be rescinded by Purchaser at any time prior to Closing. If the Final Order is obtained within five business days prior to a scheduled Closing, either of Purchaser or Seller shall have the right, by written notice to the other party, to delay the Closing until the fifth business day following receipt of the Final Order.

        (b)  If Purchaser delivers a Hydroelectric Facility Notice to Seller prior to Closing and such notice has not been rescinded or deemed rescinded, then at Closing (i) Seller shall, or shall cause its relevant affiliates to, transfer to Purchaser or its designated affiliate, all real property (excluding buildings, improvements and fixtures thereon) related to the Hydroelectric Facility pursuant to a general warranty deed and Purchaser shall, or shall cause its designated affiliate to, grant to Seller an easement or a ground lease (the "FERC Easement"), solely for the benefit of Seller, reasonably satisfactory to Seller and Purchaser, sufficient for Seller to continue to operate the Hydroelectric Facility and having a term not shorter than the term of the Operating and Maintenance Agreement (as defined below); (ii) Seller shall, or shall cause its relevant affiliates to, and Purchaser shall, or shall cause its designated affiliates to, enter into an agreement in form and substance reasonably satisfactory to each of them (the "Relationship Agreement"), pursuant to which (A) Seller and its relevant affiliates will be prohibited from transferring all or any portion of the Hydroelectric Facility without the prior written consent of Purchaser, (B) Purchaser retains the right to transfer the real property related to the Hydroelectric Facility, subject to the ground lease or easement referred to above, (C) Seller and its relevant affiliates shall, to the extent permitted by applicable law, agree to transfer the Hydroelectric Facility (other than the real property transferred to Purchaser) to any person designated by Purchaser, subject to receipt of approval for transfer of the FERC License to such transferee and release to Seller of the Hydroelectric Facility Purchase Price, (D) Purchaser shall retain the right to subdivide the real property subject to the FERC Easement in order to reduce the amount of property subject to such easement or ground lease, provided that sufficient real property remains subject to the FERC Easement to permit Seller to comply with the FERC License for the Hydroelectric Facility and (E) promptly following any termination by Purchaser pursuant to Section 2.04, Purchaser or its designated affiliate shall transfer to Seller or its relevant affiliate all real property then subject to such easement or ground lease referred to above; Seller and Purchaser shall execute an Escrow Agreement in form and substance reasonably satisfactory to each of them (the "Escrow Agreement") with an Escrow Agent reasonably satisfactory to each of them (the "Escrow Agent"); (iii) Seller shall, or shall cause its relevant affiliates to, and Purchaser shall, or shall cause its designated affiliates to, enter into an agreement providing for the operation and maintenance, substantially consistent with past practice, of the Hydroelectric Facility by Purchaser on behalf of Seller during the Escrow Period (as defined in Section 2.03(e)) in form and substance reasonably satisfactory to each of them (the "Operating and Maintenance Agreement"), which Operating and Maintenance Agreement (A) shall have a term of 50 years subject to automatic (unless canceled by either party on notice to be agreed) yearly renewal, (B) shall terminate upon the earlier to occur of a Hydroelectric Facility Closing Date and a termination by Purchaser pursuant to Section 2.04 and (C) shall provide that Purchaser pays all costs of operating the Hydroelectric Facility and receives, at no cost, all power generated by the Hydroelectric Facility; (iv) Seller shall deliver to the Escrow Agent to be held in escrow pursuant to the Escrow Agreement an appropriately executed (but undated) general warranty deed (with respect to any real property, buildings, improvements and fixtures not transferred at the Closing), bill of sale, assignment and other instruments of transfer relating to the Hydroelectric Facility in form and substance reasonably satisfactory to Purchaser and its counsel (collectively, the "Hydroelectric Facility Transfer Documents"); and (v) Purchaser shall deliver to the Escrow Agent, to be held in escrow pursuant to the Escrow Agreement, the Hydroelectric Facility Purchase Price. Upon the Hydroelectric Facility Closing or termination of the transfer of the Hydroelectric Facility pursuant to Section 2.04., the Relationship Agreement, FERC Easement, Escrow Agreement and Operating and Maintenance Agreement shall terminate, except as may otherwise be agreed by Purchaser and Seller.

        (c)  On the terms and subject to the provisions of this Agreement, at the Hydroelectric Facility Closing (if any), Seller shall, and shall cause each other relevant member of the Seller Group to, sell, assign, transfer, convey and deliver (including by taking all action necessary to cause the Escrow Agent to date, as of the effective date of the FERC Transfer Approval, and release to Purchaser the Hydroelectric Facility Documents from escrow) to Purchaser or one or more of its designated affiliates, and Purchaser shall, or shall cause its designated affiliates to, purchase from the Seller Group all the right, title and interest as of the Hydroelectric Facility Closing of the Seller Group in, to and under the Hydroelectric Facility by taking all action necessary to cause the Escrow Agent to release the Hydroelectric Facility Purchase Price from escrow to Seller.

        (d)  The obligation of Purchaser to purchase the Hydroelectric Facility at the Hydroelectric Facility Closing and the obligation of Seller to sell the Hydroelectric Facility at the Hydroelectric Facility Closing is subject to receipt of the Final Order and the satisfaction or waiver on or prior to the Hydroelectric Facility Closing Date of the conditions set forth in Sections 6.01(a) and (b) to the extent such conditions relate to the Hydroelectric Facility. The obligation of Purchaser to purchase the Hydroelectric Facility at the Hydroelectric Facility Closing by means of the release of the Hydroelectric Facility Purchase Price by the Escrow Agent to Seller is subject to (i) the satisfaction (or waiver by Purchaser) on or prior to the Hydroelectric Facility Closing Date of the conditions set forth in Sections 6.02(a), (b), (d), (e), (f), (g), (h), (k) and (l) to the extent such conditions relate to the Hydroelectric Facility and (ii) the receipt by Purchaser of an opinion dated the Closing Date of Chadbourne & Parke, energy counsel to Seller, substantially in a form reasonably satisfactory to Purchaser and Seller and to be attached as an exhibit to the Relationship Agreement. The obligation of Seller to sell, assign, convey, and deliver the Hydroelectric Facility at the Hydroelectric Facility Closing is subject to the satisfaction (or waiver by Seller) on or prior to the Hydroelectric Facility Closing Date of the conditions set forth in Sections 6.03(a), (b), (c), (e) and (f) to the extent such conditions relate to the Hydroelectric Facility. Neither Purchaser nor Seller may rely on the failure of any condition set forth in this Section 2.03(d) to be satisfied (other than receipt of the Final Order) if such failure was caused by such party's failure to act in good faith or to use its reasonable efforts to cause the Hydroelectric Facility Closing to occur, as required by Section 5.05. For purposes of this Section 2.03(d), references in the conditions set forth in Article VI to the Closing or the Closing Date shall be deemed to be references to the Hydroelectric Closing or the Hydroelectric Closing Date, respectively.

        (e)  During the period between the Closing and the Hydroelectric Facility Closing or termination of the transfer of the Hydroelectric Facility pursuant to Section 2.04, as the case may be (the "Escrow Period"), and notwithstanding any provision contained in this Agreement, Seller, its successors, or its assigns shall have the right to perform any and all acts required by an order of the FERC affecting the FERC License without the prior approval of Purchaser until FERC's order approving the transfer of the FERC License from Seller to Purchaser is issued ("FERC Transfer Approval") without any terms or conditions unacceptable to Purchaser and is final, in effect, and not subject to further review or appeal (the "Final Order").

        (f)    Notwithstanding any other provisions of this Agreement, the parties agree that if the Hydroelectric Facility is not transferred to Purchaser or its designee at the Closing, then (i) the Hydroelectric Facility shall not be deemed an Acquired Asset for purposes of Section 1.05(d) and (ii) from the Closing through the earliest of any Hydroelectric Facility Closing or termination of the transfer of the Hydroelectric Facility pursuant to Section 2.04 and for purposes of determining the transfer of Acquired Assets and the allocation of Assumed Liabilities and Excluded Liabilities related to the Hydroelectric Facility, all of the terms of this Agreement (including the date as of which or from which certain types of liabilities, obligations or commitments are assumed by Purchaser or as of which or through which certain types of liabilities, obligations or commitments are retained by the Seller Group, pursuant to Section 1.03, the date through which the covenants set forth in Article V apply, the date of selection of Non-continuing Participants and Continued Employees pursuant to Section 5.09, the dates on which the representations and warranties in Article III and IV are made, the date as to which the conditions set forth in Article VI apply and the survival periods of representations and warranties set forth in Section 8.06) and references therein to the Closing and the Closing Date shall apply mutatis mutandis to the Hydroelectric Facility from Closing through the Hydroelectric Facility Closing or termination of the transfer of the Hydroelectric Facility pursuant to Section 2.04 as if the Hydroelectric Facility Closing Date were the Closing Date and the Hydroelectric Facility Closing were the Closing.

        SECTION 2.04.    Termination of Hydroelectric Transfer.    (a) Notwithstanding anything to the contrary in this Agreement, if the Closing occurs and the purchase of the Hydroelectric Facility is delayed as contemplated by Section 2.03, the obligation of Purchaser to purchase the Hydroelectric Facility (and assume related Assumed Liabilities) and the obligation of Seller to sell the Hydroelectric Facility may be terminated and the transfer of the Hydroelectric Facility contemplated by this Agreement may be abandoned at any time prior to the Hydroelectric Facility Closing:

          (i)    by mutual written consent of Seller and Purchaser; and

          (ii)  by Purchaser if the Hydroelectric Facility Closing does not occur on or prior to November 20, 2002 (the "Hydroelectric Termination Date").

        (b)  In the event of termination by Purchaser pursuant to this Section 2.04, written notice thereof shall forthwith be given to Seller and the transfer of the Hydroelectric Facility contemplated by this Agreement shall be terminated, without further action by any party. Upon any such termination, Purchaser and Seller (i) shall be released from their respective obligations hereunder to purchase (and assume related Assumed Liabilities) and sell the Hydroelectric Facility, and (ii) shall promptly take all action necessary to terminate the FERC Easement and cause the Escrow Agent to release the Hydroelectric Facility Documents to Seller and the Hydroelectric Purchase Price (and any earnings therefrom) to Purchaser. Subject to Section 8.10 hereof, termination of the transfer of the Hydroelectric Facility shall not be deemed to release any party from any other obligation hereunder or any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

        SECTION 2.05.    Risk of Loss.    Without limiting Section 6.06, until Closing (and, in the case of the Hydroelectric Facility, until the Hydroelectric Facility Closing, if applicable), the applicable members of the Seller Group shall bear the risk of loss or damage to the Acquired Assets from fire, casualty or any other occurrence.

ARTICLE III

Representations and Warranties of Seller

        Seller hereby represents and warrants to Purchaser and Purchaser Guarantor, as of the date of this Agreement and as of the Closing Date, as follows:

        SECTION 3.01.    Organization, Standing and Power.    Each of Seller, the Duluth & Northeastern Railroad Company, each Acquired Entity and each other member of the Seller Group is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate or limited liability company power and authority (as applicable) and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct the Business and its other businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, have not had and could not reasonably be expected to have a Seller Material Adverse Effect (as defined in Section 9.04(b)). Each of Seller, the Duluth & Northeastern Railroad Company and each Acquired Entity is duly qualified to do business as a foreign corporation or limited liability company (as applicable) in each jurisdiction where the character of the Acquired Assets held by it or the nature of the Business make such qualification necessary for it to conduct the Business as currently conducted by it except where the failure to qualify would not have a Seller Material Adverse Effect. Seller has delivered to Purchaser true and complete copies of the respective certificates of incorporation and by-laws or other organizational documents of Seller, the Duluth & Northeastern Railroad Company and each Acquired Entity, in each case as amended through the date of this Agreement.

        SECTION 3.02.    Authority; Execution and Delivery; Enforceability.    Seller has full corporate power and authority to execute this Agreement and each member of the Seller Group has full corporate or limited liability company power and authority (as applicable) to execute the Ancillary Agreements to which it is, or is specified to be, a party and to consummate the Acquisition and the other transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and by each member of the Seller Group of the Ancillary Agreements to which it is, or is specified to be, a party and the consummation by Seller of the Acquisition and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or limited liability company action (as applicable). Seller has duly executed and delivered this Agreement and prior to the Closing each member of the Seller Group will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.

        SECTION 3.03.    No Conflicts; Consents.    The execution and delivery by Seller of this Agreement do not, the execution and delivery by each member of the Seller Group of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the consummation of the Acquisition and the other transactions contemplated hereby and thereby and compliance by each member of the Seller Group with the terms hereof and thereof will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of Seller or any of its subsidiaries under, any provision of (i) the certificate of incorporation or by-laws or other organizational documents of Seller or any of its subsidiaries, (ii) except as set forth on Schedule 3.03, any Contract involving the payment by any party of at least $50,000 or affecting the use of any asset or assets with an aggregate original cost, replacement cost or fair market value of at least $50,000 or which is otherwise material to the Business or the ability of any member of the Seller Group to consummate the Acquisition or the other transactions contemplated hereby or by the Ancillary Agreements, to which Seller or any of its subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) any judgment, order or decree ("Judgment") or statute, law (including common law), ordinance, rule or regulation ("Applicable Law") applicable to Seller or any of its subsidiaries or their respective properties or assets. No consent, approval, license, permit, order or authorization ("Consent") of, or registration, declaration or filing with, any Federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a "Governmental Entity") is required to be obtained or made by or with respect to Seller or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or any Ancillary Agreement or the consummation of the Acquisition or the other transactions contemplated hereby and thereby, other than (i) those set forth on Schedule 3.03 and (ii) those that may be required solely by reason of Purchaser's (as opposed to any other third party's) participation in the Acquisition and the other transactions contemplated hereby and by the Ancillary Agreements.

        SECTION 3.04.    Financial Statements; Liabilities.    (a) Schedule 3.04(a) sets forth the unaudited statement of financial position of the Business (other than the Excluded Brainerd Assets) (the "Balance Sheet") at November 30, 2001 and the unaudited statement of financial position and the related unaudited statements of operations, shareholders' equity and cash flows of the Business at December 31, 2001 and December 31, 2000 and for each of the years then ended (collectively, with the Balance Sheet, the "Financial Statements"; the unaudited statement of financial position at December 31, 2001 is referred to herein as the "December Balance Sheet"). Except as set forth in Schedule 3.04(a) with respect to the Balance Sheet, the Financial Statements have been and the Audited Financial Statements (as defined in Section 5.25), to the extent delivered at or prior to Closing, will be prepared in conformity with GAAP consistently applied (except in each case as described in the notes thereto and, in the case of the Balance Sheet, except for the absence of notes thereto and subject to normal recurring year-end adjustments) and on that basis fairly present the financial position and results of operations of the Business (other than the Excluded Brainerd Assets in the case of the Balance Sheet) as of the respective dates thereof and for the respective periods indicated therein.

        (b)  The Business does not have any liabilities or obligations of any nature (whether accrued, absolute, contingent, unasserted or otherwise), except (i) as reflected or reserved against in the December Balance Sheet and the notes thereto, (ii) for items set forth in Schedule 3.04(b), (iii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of the December Balance Sheet and not in violation of this Agreement and which either (x) are included in the calculation of Closing Net Assets or (y) are Excluded Liabilities that could not reasonably be expected to have a Seller Material Adverse Effect, (iv) for Taxes, (v) for Excluded Liabilities related solely to the operation of the Brainerd Facility or the Excluded Brainerd Assets that could not reasonably be expected to have a Seller Material Adverse Effect, (vi) for Excluded Liabilities incurred after the date hereof not in violation of this Agreement that could not reasonably be expected to have a Seller Material Adverse Effect, (vii) for liabilities and obligations pursuant to Permitted Liens, the express terms of Material Assigned Contracts (as defined in Section 3.08(b)) and Permits listed on Schedule 3.13 and (viii) for liabilities and obligations incurred not in violation of this Agreement and in an amount no greater than $25,000 for any individual liability or obligation and no greater than $1,000,000 in the aggregate for all such liabilities and obligations.

        SECTION 3.05.    Assets Other than Real Property Interests.    (a) Seller or any other member of the Seller Group has good and valid title to all the Acquired Assets and all the Acquired Coating Equipment and each Acquired Entity has good and valid title to all of its assets, in each case free and clear of all mortgages, liens, security interests, charges, easements, leases, subleases, covenants, rights of way, options, claims, restrictions or encumbrances of any kind (collectively, "Liens"), except (i) such as are set forth in Schedule 3.05(a) or reflected on the December Balance Sheet (all of which shall be discharged prior to the Closing other than those specifically identified on Schedule 3.05(a) as not being discharged prior to Closing), (ii) Liens under the Cross-Border Leases and the IRB Financings (all of which shall be discharged prior to Closing except, in the case of Liens under Cross-Border Leases, to the extent Purchaser assumes the related Cross-Border Lease pursuant to a Cross-Border Lease Assumption), (iii) mechanics', carriers', workmen's, repairmen's or other like Liens arising or incurred in the ordinary course of business, Liens arising under original purchase price conditional sales contracts, personal property leases and equipment leases with third parties entered into in the ordinary course of business and liens for Taxes that are not due and payable or that may thereafter be paid without penalty, and (iv) other imperfections of title or encumbrances, if any, that individually or in the aggregate, do not materially impair, and could not reasonably be expected to materially impair, the continued use and operation of the assets to which they relate in the conduct of the Business as presently conducted (the Liens described in clauses (ii) (to the extent not required to be discharged prior to Closing), (iii) and (iv) above, together with the Liens referred to in clauses (ii) through (vi) of Section 3.06, are referred to collectively as "Permitted Liens").

        (b)  Except for the Acquired Interests, there are no equity or other membership interests in any Acquired Entity authorized, issued, reserved for issuance or outstanding. All Acquired Interests are duly authorized and validly issued. There are no options, warrants or other rights to acquire equity or other membership interests or securities (or securities convertible into or exercisable or exchangeable for equity or other membership interests or securities) from any Acquired Entity. Other than this Agreement and the limited liability company agreements for each Acquired Entity, the Acquired Interests are not subject to any voting trust agreement or other Contract, including any Contract restricting or otherwise relating to the voting, distribution rights or disposition of such Acquired Interests.

        (c)  This Section 3.05 does not relate to real property or interests in real property, such items being the subject of Section 3.06, or to Intellectual Property, such items being the subject of Section 3.07.

        SECTION 3.06.    Real Property.    (a) Schedule 3.06 sets forth a complete list of all real property and interests in real property owned in fee simple or any other form of ownership by Seller or any other member of the Seller Group that is located in Carlton County, Minnesota or that is otherwise primarily used, primarily held for use or intended to be primarily used in the operation or conduct of the Business, other than any such property or interest constituting an Excluded Asset (individually, an "Owned Property") and identifies any material easement or operating agreements relating thereto. Schedule 3.06 sets forth a complete list of all real property and interests in real property leased to Seller or any other member of the Seller Group that is located in Carlton County, Minnesota or that is otherwise primarily used, primarily held for use or intended to be used primarily in the operation or conduct of the Business and further identifies those properties leased to Seller that are distribution facilities (individually, a "Distribution Center Facility"), other than any such property or interest constituting an Excluded Asset (each leased property so listed on Schedule 3.06 individually, a "Leased Property") and identifies any material base leases, ground leases, easement agreements or operating agreements relating thereto. Schedule 3.06 sets forth a complete list of all Owned Property and Leased Property that are leased or subleased from any member of the Seller Group (as lessor) to or for the use or benefit of any person other than a member of the Seller Group (individually, a "Property Leased to a Third Party"). Seller or another member of the Seller Group has good, marketable and insurable fee title to all Owned Property and good and valid title to the leasehold estates in all Leased Property and either good, marketable and insurable fee title or good, marketable and valid title to the leasehold estates in all Property Leased to a Third Party (an Owned Property or Leased Property or Property Leased to a Third Party being sometimes referred to herein, individually, as a "Business Property"), in each case free and clear of all Liens, except (i) Liens described in clause (ii) (to the extent not required to be discharged prior to Closing), (iii) or (iv) of Section 3.05(a), (ii) such as are set forth in Schedule 3.06, (iii) leases, subleases and similar agreements set forth in Schedule 3.08, (iv) easements, covenants, rights-of-way and other similar restrictions of record, (v) any conditions that may be shown by a current, accurate survey or physical inspection of any Business Property made prior to Closing and (vi) (A) zoning, building and other similar ordinances and governmental regulations, (B) Liens that have been placed by any developer, landlord or other third party on property over which Seller or any member of the Seller Group has easement rights or on any Leased Property and subordination or similar agreements relating thereto and (C) unrecorded easements, covenants, rights-of-way and other similar restrictions. None of the items set forth in clauses (ii) (to the extent any Lien set forth in Schedules 3.06 is of the type described in clause (iv), (v) or (vi)), (iv), (v) and (vi) above, individually or in the aggregate, materially impairs, or could reasonably be expected to materially impair, the continued use and operation of the Business Property to which they relate in the conduct of the Business as presently conducted.

        (b)  Subject, in the case of Leased Properties that are sales offices, to the express rights of the lessor under the express written terms of any such lease in the absence of default, the Seller Group now has, and on the Closing Date Purchaser or Purchaser's designated affiliate shall have, peaceful and undisturbed exclusive possession under all the Seller Group's leases of Leased Property; such leases are valid and in full force and effect and binding and enforceable in accordance with their respective terms against the relevant member of the Seller Group and, to Seller's knowledge, each other party thereto, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' right generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity, and such leases have not been amended or modified; and there is not, under any of such leases, any existing default, event of default or event which with notice or lapse of time or both would constitute a default of any member of the Seller Group or, to Seller's knowledge, of any other party thereto. Except to the extent that third party approval of the transfers contemplated hereby may be required by the terms of any such agreements, none of the rights of the Seller Group under any of such leases will be subject to termination or modification as a result of the consummation of the transactions contemplated by this Agreement.

        (c)  Except as set forth on Schedule 3.06(c), all of the leases related to Property Leased to a Third Party are valid, binding and in full force and effect and are enforceable in accordance with their respective terms against the applicable member of the Seller Group and, to Seller's knowledge, each other party thereto, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' right generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity, and such leases have not been amended or modified; no such lease, nor any other agreement relating to the Business Property, contains any option or right (conditional or otherwise) to purchase all or any part of the Business Property or any rights therein; each applicable member of the Seller Group has performed all material obligations required to be performed by it to date under each such lease; and there has been no material breach or default (or event which with notice or lapse of time or both would constitute an event of default) under any such lease by any member of the Seller Group, or, to the knowledge of Seller, any other party thereto.

        (d)  Except as set forth on Schedule 3.06(d), (i) there is adequate access between each Business Property and public roads, and there are no pending or, to Seller's knowledge, threatened Proceedings that could have the effect of impairing or restricting such access, and (ii) there are no material defects in the roof, footings, foundation, sprinkler mains, structural, mechanical and HVAC systems and masonry walls in any of the improvements upon each Business Property other than defects resulting from normal wear and tear that are reasonably expected to be Repaired through the ordinary course maintenance program of the Business prior to having any material affect on the continued conduct of the Business or the continued use of any Acquired Asset (other than by reason of such Repair) and all periodic maintenance has been done and is being done consistent with past practice. Set forth on Schedule 3.06(d) are all significant repairs or replacements of or to the Business Property constituting capital expenditures planned through December 31, 2002. As used herein, the term "Repaired" means repaired such that the item being repaired will be able to operate for its remaining useful life in a manner consistent with past practices.

        (e)  Except as set forth in Schedule 3.06(e), none of the Premises located in the state of Minnesota comprise "agricultural land" as such terms are defined in each of Minnesota Statutes, Sections 500.221 and 500.24.

        (f)    There are no pending or, to the knowledge of Seller, threatened condemnation proceedings relating to the Premises.

        (g)  Seller has not made, and has no knowledge that any other person has made, any written or verbal commitments to any governmental authority, utility company, school board, church or other religious body, or any homeowners association, or to any other organization, group or individual, relating to the Premises which would impose an obligation upon Purchaser or its successors or assigns to make any contribution or dedications of money or land or to construct, install, or maintain any improvements of a public or private nature on or off the Premises, other than commitments to make cash contributions that do not exceed $50,000 in the aggregate.

        (h)  Seller has not received written or, to Seller's knowledge, oral notice, and has no knowledge that any governmental or quasi-governmental agency or authority intends to commence construction of any special or off-site improvements or impose any special or other assessment against the Premises or any part thereof. There are no impact fees or impact fee credits attributable to the Premises.

        (i)    Attached hereto as Schedule 3.06(i) are Minnesota Department of Health Well Disclosure Certificates for every well located on the Premises in Minnesota. This disclosure is made pursuant to Minnesota Statutes, Section 103I.235.

        (j)    Pursuant to Minnesota Statutes, Section 115.55, Subd. 6, Seller hereby discloses to Purchaser, the following information on how sewage generated at the property is managed.

          (i)    With respect to the Cloquet Facility, Seller hereby discloses to Purchaser that sanitary sewage is discharged to the Western Lake Superior Sanitary District (the "WLSSD"), a facility permitted by the Minnesota Pollution Control Agency, and that landfill leachate, some stormwater (collected from certain process areas and building roof drains) and process wastewater from pulp and paper-making processes are pretreated on-site and then discharged to the WLSSD under WLSSD Pretreatment Permit #007.

          (ii)  With respect to the Railroad, Seller hereby discloses to Purchaser that sanitary sewage from the engines and the buildings are disposed of either in the Cloquet Facility's wastewater pre-treatment facility or the City of Cloquet's municipal wastewater treatment facility, both of which are licensed by the Minnesota Pollution Control Agency.

        SECTION 3.07.    Intellectual Property.    (a) Schedule 3.07 sets forth a true and complete list of all Intellectual Property, owned, used with the permission of the owner or licensor, filed by or licensed to any member of the Seller Group and used, held for use, intended to be used or reasonably necessary to or required in the operation or conduct of the Business (other than operation of the Brainerd Facility) or the continued use of any Acquired Asset, other than so-called "embedded technology" relating to equipment purchased from third party manufacturers and other than unregistered trademarks, service marks, trade names, trade dress, business names, brand names, domain names, designs, know-how and copyrights that, individually and in the aggregate, are not material to the conduct of the Business (other than operation of the Brainerd Facility) as presently conducted or the continued use of any Acquired Asset. With respect to all Assigned Intellectual Property that constitutes Acquired Assets and is registered or subject to an application for registration, Schedule 3.07 sets forth a list of all jurisdictions in which such Assigned Intellectual Property that constitutes Acquired Assets is registered or registrations applied for and all registration and application numbers. Except as set forth in Schedule 3.07, (i) all the Assigned Intellectual Property has been duly registered in, filed in or issued by the appropriate Governmental Entity where such registration, filing or issuance is necessary or appropriate for the conduct of the Business as conducted on the date of the Balance Sheet and as presently conducted, (ii) a member of the Seller Group is (or, in the case of so-called "embedded technology" relating to equipment purchased from third party manufacturers, is to the knowledge of Seller), and, subject to the License Agreement, on the Closing Date Purchaser or Purchaser's

designated affiliate will be (or, in the case of such "embedded technology", will be to the knowledge of Seller), the sole and exclusive owner of, and such member of the Seller Group has (or, in the case of such "embedded technology", has to the knowledge of Seller), and on the Closing Date Purchaser or Purchaser's designated affiliate will have (or, in the case of such "embedded technology", will have to the knowledge of Seller), in connection with the Business, the right to use, execute, reproduce, display, perform, modify, enhance, distribute, prepare derivative, continuation, divisional and improvement works of and sublicense, without payment to any other person, all such Assigned Intellectual Property and the consummation of the Acquisition, the ownership of the Business by Purchaser and the other transactions contemplated hereby does not and will not conflict with, alter or impair any such rights, other than as is not known to Seller and could not result in any material liability or have any adverse impact on the continued conduct of the Business (other than operation of the Brainerd Facility) or the continued use of any Acquired Asset and (iii) during the past two years no member of the Seller Group has received any written or, to Seller's knowledge, oral communication from any person asserting any ownership interest in any Assigned Intellectual Property or Assigned Technology that constitute Acquired Assets.

        (b)  No member of the Seller Group has granted any license of any kind relating to any Assigned Technology or Assigned Intellectual Property that constitutes Acquired Assets or the marketing or distribution thereof except as set forth in Schedule 3.07. No member of the Seller Group is bound by or a party to any option, license or similar Contract relating to the Intellectual Property of any other person for the use of such Intellectual Property that is necessary to the conduct of the Business or requires any payment, except as set forth in Schedule 3.07 and except for so-called "shrink-wrap" license agreements relating to computer software licensed in the ordinary course of business. Except as set forth in Schedule 3.07, the conduct of the Business as conducted on the date of the Balance Sheet and as presently conducted, to the extent it relies on or utilizes Technology or Intellectual Property licensed or used with the permission of the owner (including so-called "embedded technology" relating to equipment purchased from third party manufacturers), does not to the knowledge of Seller and, to the extent it otherwise relies on or utilizes Technology or Intellectual Property, does not violate, conflict with or infringe the Intellectual Property of any other person other than violations, conflicts and infringements not known to Seller that could not result in any material liability or have any adverse impact on the continued conduct of the Business (other than operation of the Brainerd Facility) or continued use of any Acquired Asset. Except as set forth in Schedule 3.07, (i) no claims are pending or, to the knowledge of Seller, threatened, against any member of the Seller Group by any person with respect to the ownership, validity, enforceability, effectiveness or use in the Business of any Intellectual Property and (ii) during the past two years Seller and its affiliates have not received any written or, to the knowledge of Seller, oral communication alleging that Seller or any of its affiliates has in the conduct of the Business violated any rights relating to Intellectual Property or Technology of any person.

        (c)  No former or current member of management or key personnel of the Business, including all former and current employees, agents, consultants and independent contractors who have contributed to or participated in the conception and development of material Assigned Technology that constitutes Acquired Assets (collectively, "Personnel") has any claim against any member of the Seller Group in connection with such person's involvement in the conception and development of any such Assigned Technology and, to the knowledge of Seller, no such claim has been asserted or is threatened. To the knowledge of Seller, none of the current officers and employees of any member of the Seller Group has any patents issued or applications pending for any device, process, design or invention of any kind now used or needed by any member of the Seller Group in the furtherance of the Business, which patents or applications have not been assigned to a member of the Seller Group, with such assignment duly recorded in the United States Patent and Trademark Office.

        SECTION 3.08.    Contracts.    (a)  Except as set forth in (and, to the extent provided in Section 3.08(d), only as set forth in the relevant subsection of) Schedule 3.08 and except for Contracts relating solely to Excluded Assets (other than Acquired Coating Equipment) or entered into after the date hereof not in breach of Section 5.01 or any other provision of this Agreement, no member of the Seller Group is a party to or bound by any Contract that is primarily used, primarily held for use, intended primarily for use, or reasonably necessary for or required in, or that primarily arises out of, the operation or conduct of the Business or that binds or affects any Acquired Asset or Acquired Coating Equipment (or the use thereof) and that is:

          (i)    an employment agreement or employment contract other than "at will" arrangements;

          (ii)  a collective bargaining agreement or other Contract with any labor organization, union or association;

          (iii)  (A) a covenant not to compete (other than pursuant to any radius restriction contained in any lease, reciprocal easement or development, construction, operating or similar agreement) or (B) other covenant of any member of the Seller Group restricting (x) the development, manufacture, marketing or distribution of the products and services of the Business or (y) the use of any Acquired Asset or Acquired Coating Equipment;

          (iv)  a Contract with (A) any shareholder with beneficial ownership of at least 100,000 shares of common stock of Seller or affiliate of Seller or (B) any current or former officer, director or employee of Seller or any of its affiliates (other than employment agreements and "at will" arrangements covered by clause (i) above);

          (v)  a lease, sublease or similar Contract with any person under which any member of the Seller Group is a lessor or sublessor of, or makes available for use to any person, (A) any Business Property or (B) any portion of any premises otherwise occupied by any member of the Seller Group;

          (vi)  a lease, sublease or similar Contract with any person under which (A) any member of the Seller Group is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any person or (B) any member of the Seller Group is a lessor or sublessor of, or makes available for use by any person, any tangible personal property owned or leased by any member of the Seller Group, in any such case that has an aggregate future liability or receivable, as the case may be, in excess of $100,000 or is not terminable by such member of the Seller Group by notice of not more than 60 days for a cost of less than $50,000;

          (vii)  (A)  a continuing Contract (other than a purchase order) for the future purchase of materials, supplies or equipment that has an aggregate future liability in excess of $100,000 and is not otherwise disclosed pursuant to clause (xvi) below or (B) a management, service, consulting or other similar Contract that has an aggregate future liability in excess of $50,000;

          (viii) a license, sublicense, option or other Contract relating, in whole or in part, to any Assigned Intellectual Property or any Assigned Technology (including any license or other Contract under which any member of the Seller Group is licensee or licensor of any Assigned Intellectual Property or any Assigned Technology other than with respect to so-called "embedded technology" relating to equipment purchased from third party manufacturers and so called "shrink-wrap" license agreements relating to computer software licensed, in each case, by a member of the Seller Group as licensee);

          (ix)  (A) a Contract under which any member of the Seller Group has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness to, any person or (B) any other note, bond, debenture or other evidence of indebtedness for borrowed money issued to any person (collectively, "Indebtedness");

          (x)  a Contract (including any so-called take-or-pay or keepwell agreement) under which (A) any person has directly or indirectly guaranteed indebtedness, liabilities or obligations of any member of the Seller Group or (B) any member of the Seller Group has directly or indirectly guaranteed indebtedness, liabilities or obligations of any other person (in each case other than endorsements for the purpose of collection in the ordinary course of business);

          (xi)  a Contract under which any member of the Seller Group has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any person (other than any member of the Seller Group) other than extensions of trade credit in the ordinary course of business and advances made in the ordinary course of business to employees of the Seller Group for travel expenses;

          (xii)  a Contract granting a Lien upon any Business Property or any other Acquired Asset or any Acquired Coating Equipment other than a Permitted Lien;

          (xiii) a Contract providing for indemnification (other than for breach thereof) of any person with respect to liabilities relating to any current or former business of any member of the Seller Group or any predecessor person;

          (xiv)  a power of attorney (other than a power of attorney given in the ordinary course of business with respect to routine tax matters) that would be binding on Purchaser or with respect to any Acquired Asset, Acquired Coating Equipment or Assumed Liability after the Closing;

          (xv) a confidentiality agreement (other than a confidentiality agreement entered into in the ordinary course of business and not with any person who (together with its affiliates) competes in any manner with the Business);

          (xvi)  a purchase order (other than one-time purchase orders entered into in the ordinary course of business that (A) except to the extent the vendor has asserted terms and conditions that have not been expressly agreed to by any member of the Seller Group, are subject to the Business' standard terms and conditions and (B) do not (1) involve payment by any member of the Seller Group of more than $100,000 or (2) extend for a term more than 90 days from the date of this Agreement (unless terminable without payment or penalty upon no more than 60 days' notice)) other than any Contract disclosed pursuant to clause (vii)(A) above;

          (xvii) a sales order (other than one-time sales orders entered into in the ordinary course of business that (A) except to the extent the buyer has asserted terms and conditions that have not been expressly agreed to by any member of the Seller Group, are subject to the Business' standard terms and conditions and (B) do not (1) involve the obligation of any member of the Seller Group to deliver products or services for payment of or having a fair market value of more than $100,000 or (2) extend for a term more than 90 days from the date of this Agreement (unless terminable without payment or penalty upon no more than 60 days' notice));

          (xviii) a Contract (A) for the sale of any Acquired Asset (other than inventory sales in the ordinary course of business) or Acquired Coating Equipment, (B) for the grant of any preferential rights to purchase any Acquired Asset (other than inventory in the ordinary course of business) or Acquired Coating Equipment or (C) requiring the consent of any party to the transfer of any Acquired Asset or Acquired Coating Equipment and involving the payment by any party of at least $50,000 or affecting the use of an asset or assets with an aggregate original cost, replacement cost or fair market value of at least $50,000 or which are otherwise material to the Business;

          (xix)  a Contract with any Governmental Entity;

          (xx) a currency exchange, interest rate exchange, commodity exchange or similar Contract;

          (xxi)  a Contract for any joint venture, partnership or similar arrangement;

          (xxii) a Contract providing for the services of any dealer, distributor, sales representative, franchisee or similar representative;

          (xxiii) a Contract providing for the provision of advertising services that has an aggregate future liability in excess of $50,000;

          (xxiv) a Contract (other than a purchase order or a sales order) not otherwise listed on Schedule 3.08 that has an aggregate future liability to any person in excess of $100,000 or extends for a term more than one year from the date of this Agreement (unless terminable without payment or penalty upon no more than 60 days' notice);

          (xxv) a Contract under which (A) any person has the right to use all or any assets (including track, yards and other facilities) of the Railroad, or (B) granting any member of the Seller Group the right to use all or any portion of any rail line, rail yards, or other rail facilities of any other person;

          (xxvi) trackage rights, haulage, interchange, joint facility switching and similar Contracts;

          (xxvii) a Contract necessary for or relating to the use or operation of the Hydroelectric Facility (each a "Hydroelectric Facility Contract") or necessary for or relating to the use or operation of the Steam Turbine Facilities (each a "Steam Turbine Contract") or which relates to the supply of power to, or the sale of power, from the Cloquet Facility; or

          (xxviii) a Contract other than as set forth above to which any member of the Seller Group is a party or by which it or any of its assets or businesses is bound or subject that is material to the Business or the use or operation of the Acquired Assets or the Acquired Coating Equipment.

        (b)  Except as set forth in Schedule 3.08, all Contracts listed or required to be listed in the Schedules (the "Material Assigned Contracts") are valid, binding and in full force and effect and are enforceable against the applicable member of the Seller Group and, to Seller's knowledge, the other party thereto, in accordance with their respective terms (in each case, other than Material Assigned Contracts that have expired or been terminated after the date hereof pursuant to their terms other than (x) as a result of a breach by any member of the Seller Group, (y) pursuant to any termination right arising as a result of the Acquisition or any of the transactions contemplated hereby or (z) as a result of any action or failure to act by any member of the Seller Group, provided that Purchaser is given prompt notice of such termination pursuant to Section 5.10), except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity. Except as set forth in Schedule 3.08, each member of the Seller Group has performed all material obligations required to be performed by it to date under the Material Assigned Contracts, there are no material liabilities, obligations or commitments accrued under any Material Assigned Contract with respect to any period prior to Closing (other than those that will be discharged, paid or performed prior to Closing), and no member of the Seller Group is (with or without the lapse of time or the giving of notice, or both) in material breach or default in any respect thereunder and, to the knowledge of Seller, no other party to any Material Assigned Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default in any respect thereunder. No member of the Seller Group has, except as disclosed in the applicable Schedule, received any written or, to Seller's knowledge, oral notice of the intention of any party to terminate any Material Assigned Contract. Except as specifically designated to the contrary in Schedule 3.08(b), complete and correct copies of all Material Assigned Contracts listed in the Schedules, together with all modifications and amendments thereto, have been delivered to Purchaser.

        (c)  Schedule 3.08 sets forth each Material Assigned Contract with respect to which the Consent of the other party or parties thereto must be obtained by virtue of the execution and delivery of this Agreement or the consummation of the Acquisition to avoid the invalidity of the transfer of such Contract, the termination thereof, a breach, violation or default thereunder or any other change or modification to the terms thereof.

        (d)  With respect to Section 3.08(a), (i) the only Contracts deemed to be disclosed with respect to any of clause (ii), (iii)(A), (iii)(B)(x), (v), (vi)(B), (ix), (x), (xi), (xiv), (xviii), (xix), (xx), (xxi), (xxii) or (xxvii) shall be the Contracts set forth on the corresponding subsection of Schedule 3.08, (ii) Contracts identified on Schedule 3.08 as having not been provided to Purchaser prior to the date hereof shall be deemed to be disclosed with respect to a subsection of Section 3.08(a) only if set forth on the corresponding subsection of Schedule 3.08 and Purchaser shall not be deemed to have any information with respect to such Contract except such information as is expressly set forth in Schedule 3.08 and (iii) with respect to any subsection of Section 3.08 not listed in clause (i) of this Section 3.08(d), Seller has used all good faith efforts to identify on the corresponding subsection of Schedule 3.08 all Contracts of the type described in such subsection of Section 3.08 but, subject to Seller having used such efforts, the Contracts set forth on Schedule 3.08 that shall be deemed disclosed with respect to such subsection will not be limited to those set forth in the corresponding subsection of Schedule 3.08.

        SECTION 3.09.    Inventory.    Each item of Inventory constituting Acquired Assets, whether reflected on the Balance Sheet or subsequently procured or produced, (a) is free of any material defect or deficiency other than, in the aggregate for all such Inventory, defects and deficiencies at levels consistent with past experience of the Business, (b) is in good, usable and, as to finished goods, marketable condition (as of the Closing Date) (subject, in the case of raw materials and work-in-process, to the completion of the production process), all on a basis consistent with past experience of the Business and (c) is properly stated on the Balance Sheet (to the extent existing on the date thereof) and on the books and records of the Business at the lesser of cost and fair market value, with adequate (as determined in accordance with GAAP) obsolescence and defective product reserves, all as determined in accordance with GAAP. The quantities of each item of Inventory (whether raw materials, work-in-process or finished goods) constituting Acquired Assets were procured or produced for sale in the ordinary course of business and consistent with past practice (giving effect to then current market conditions) and the volume of production or purchases thereof and of orders therefor have been consistent with ordinary and necessary production, purchasing and orders. The quantities, type and quality of the Inventory constituting Acquired Assets is sufficient for the conduct of the Business (other than operation of the Brainerd Facility) by Purchaser following the Closing in substantially the same manner as conducted on the date of the Balance Sheet and as currently conducted by the Seller Group. Except as set forth in Schedule 3.09, since the date of the Balance Sheet to the date hereof, there have not been any write-downs of the value of, or establishment of any reserves against, any Inventory of the Business, except for write-downs and reserves in the ordinary course of business and consistent with past practice.

        SECTION 3.10.    Personal Property.    Schedule 3.10 sets forth a list of certain Personal Property constituting Acquired Assets and includes an accurate description of each item of Personal Property listed thereon. Each item of material Personal Property constituting Acquired Assets is in all material respects in good working order, is free from any material defect (other than defects resulting from normal wear and tear that are reasonably expected to be Repaired through the ordinary course maintenance program of the Business prior to having any material affect on the continued conduct of the Business or the continued use of any Acquired Asset (other than by reason of such Repair) and has been well maintained in all material respects in accordance with the past practice of the Business, any applicable requirements of insurance policies maintained by the Seller Group and, with respect to pressure vessels (including digesters), boilers (including recovery boilers), turbine generators and fire control or suppression systems, generally accepted industry practice or generally accepted insurance requirements. Set forth on Schedule 3.10 are all significant repairs or replacements of or to Personal Property constituting capital expenditures planned through December 31, 2002. The pulp equipment, paper machines, coating machines and converting equipment are capable of functioning and producing salable and usable products at the average daily and annual capacities and utilization rates set forth in Schedule 3.10 if managed or operated in accordance with current operating practices of the Business.

        SECTION 3.11.    Receivables.    All the Receivables constituting Acquired Assets (a) represent actual indebtedness incurred by the applicable account debtors, (b) have arisen from bona fide transactions in the ordinary course of business, (c) are adequately reserved and properly stated on the books and records of the Business in accordance with GAAP and (d) have terms of payment and age consistent with the historical practice of the Business. Except as set forth on Schedule 3.11, to the knowledge of Seller, all the Receivables that constitute Acquired Assets are not factored or subject to any setoff or counterclaim and are good and collectible at the aggregate recorded amounts thereof, net of any applicable reserves for doubtful accounts reflected on the Balance Sheet. Except as set forth on Schedule 3.11, since the date of the Balance Sheet to the date hereof, there have not been any write-offs as uncollectible of any Receivables, except for write-offs in the ordinary course of business and consistent with past practice. As of the date hereof, Seller has not received any written or, to Seller's knowledge, oral notice or complaint regarding any products sold or serviced for which Receivables that constitute Acquired Assets are currently due, other than notices and complaints received in the ordinary course of business and of a quantity, magnitude and type consistent with past experience of the Business.

        SECTION 3.12.    Investments.    Schedule 3.12 sets forth all Investments (other than Investments that are Excluded Assets) owned by any member of the Seller Group on the date of this Agreement that are primarily used, held primarily for use or intended to be used primarily in, or arise primarily out of, or are reasonably necessary to or required for the operation or conduct of the Business.

        SECTION 3.13.    Permits.    (a) Schedule 3.13 sets forth all certificates, licenses, permits, registrations, water rights, authorizations, applications, notices, filings, exemptions and approvals ("Permits") issued or granted to, or made by, any member of the Seller Group by or to Governmental Entities that are necessary for the conduct of the Business (other than operation of the Brainerd Facility), as conducted on the date of the Balance Sheet or as currently conducted, or the continued use of any Acquired Asset immediately following Closing (including under Environmental Laws). Except as set forth in Schedule 3.13, (i) all such Permits are validly held by a member of the Seller Group, and the Seller Group is, and has been during the past three years, in compliance in all material respects with all terms and conditions thereof, and (ii) during the past two years, no member of the Seller Group has received written or, to Seller's knowledge, oral notice of any Proceedings relating to the revocation or modification of any such Permits the loss of which, individually or in the aggregate, has had or could reasonably be expected to have a Seller Material Adverse Effect.

        (b)  The Seller Group possesses all Permits necessary to own or hold under lease and operate the Acquired Assets and to conduct the Business as currently conducted.

        (c)  All Permits which are held in the name of any employee, officer, director or stockholder of, or otherwise on behalf of, any member of the Seller Group shall be deemed included under the representations and warranties contained in this Section 3.13.

        SECTION 3.14.    Insurance.    Members of the Seller Group maintain policies of fire and casualty, liability and other forms of insurance with respect to the Business in such amounts, with such deductibles and against such risks and losses as are, in Seller's judgment, reasonable for the Business. The insurance policies maintained by members of the Seller Group with respect to the Business are listed in Schedule 3.14. All such policies are in full force and effect, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date under comprehensive general liability and workmen's compensation insurance policies), and no written or, to Seller's knowledge, oral notice of cancelation or termination has been received with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancelation. No member of the Seller Group has received (i) any refusal of coverage under any policy described in Schedule 3.14, (ii) any written or, to Seller's knowledge, oral notice that any issuer of any such policy has filed for protection under applicable bankruptcy laws or is otherwise in the process of liquidating or has been liquidated, or (iii) any written or, to Seller's knowledge, oral notice that such policies are no longer in full force or effect or that the issuer of any such policy is no longer willing or able to perform its obligations thereunder. To the knowledge of Seller, the Business has been conducted in a manner so as to conform in all material respects to all applicable provisions of such insurance policies.

        SECTION 3.15.    Sufficiency of Acquired Assets.    The Acquired Assets include (i) except as set forth in Schedule 3.15, all the assets reflected on the Financial Statements (other than (A) finished Inventory sold, (B) receivables collected, (C) "broke" disposed of, (D) cash disposed of and prepaid expenses realized and (E) other consumable assets used, in each case, in the ordinary course of business) and (ii) all the assets primarily relating to, or primarily used or primarily held for use in connection with, the Business (including operation, maintenance and repair of the Cloquet Facility, the Research Center, the Power Generation Facilities and the Railroad but excluding operation, maintenance and repair of the Brainerd Facility) during the past 12 months (other than the assets described in (A) through (E) above). The Acquired Assets (together with (x) the services to be provided pursuant to the Transition Services Agreement and the Wood Supply Agreement, (y) the Excluded Assets identified on Schedule 1.02(b)(i) as being Contracts specifically rejected by Purchaser and the Excluded Assets identified on Schedule 3.15 and (z) if the Closing occurs and the purchase of the Hydroelectric Facility is delayed as contemplated by Section 2.03 or a transfer of the Hydroelectric Facility is terminated pursuant to Section 2.04, the Hydroelectric Facility) are sufficient for the conduct of the Business (including operation, maintenance and repair of the Cloquet Facility, the Research Center, the Power Generation Facilities and the Railroad but excluding operation, maintenance and repair of the Brainerd Facility) by Purchaser immediately following the Closing in substantially the same manner as conducted on the date of the Balance Sheet and as currently conducted by the Seller Group.

        SECTION 3.16.    Taxes.    (a) For purposes of this Agreement:

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Tax" or "Taxes" means all (i) Federal, state, local, foreign and other taxes, assessments, duties or similar charges of any kind whatsoever, including all corporate franchise, income, sales, use, ad valorem, receipts, value added, profits, license, withholding, payroll, employment, excise, property, net worth, capital gains, transfer, stamp, documentary, social security, payroll, environmental, alternative minimum, occupation, recapture and other taxes, and including any interest, penalties and additions imposed with respect to such amounts; (ii) liability for the payment of any amounts of the type described in clause (i) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group (an "Affiliated Group") and (iii) liability for the payment of any amounts as a result of an express or implied obligation to indemnify any other person with respect to the payment of any amounts of the type described in clause (i) or (ii).

        "Taxing Authority" means any Federal, state, local or foreign government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising tax regulatory authority.

        (b)  No material Liens for Taxes exist with respect to any of the Acquired Assets except for statutory Liens for Taxes not yet due or payable.

        (c)  Seller is not a "foreign person" within the meaning of Section 1445 of the Code.

        (d)  Each member of the Seller Group has filed all sales Tax returns and paid all sales and use Taxes required to be so filed and paid.

        (e)  The Acquired Entities and any affiliated, consolidated or unitary group of which they are or have ever been a member have (i) timely filed or caused to be filed all material Tax returns that they are required to file (taking into account applicable extensions) and all such Tax returns were true, correct and complete in all material respects and (ii) paid or accrued all Taxes with respect to taxable periods covered by such tax returns, and all other material Taxes for which the Acquired Entities are liable.

        SECTION 3.17.    Proceedings.    (a) Schedule 3.17(a) sets forth a list of each pending or, to the knowledge of Seller, threatened Proceeding or claim with respect to which any member of the Seller Group has been contacted by counsel for or a representative of the plaintiff or claimant, arising out of the conduct of the Business or against or affecting any Acquired Asset and that (i) relates to or involves more than $50,000, (ii) presents in large degree the same legal and factual issues as other actions or claims and, together with such actions and claims, relates to or involves more than $250,000 or (iii) seeks any material injunctive relief, other than Proceedings or claims promptly disclosed to Purchaser pursuant to Section 5.10 that (x) are not required to be disclosed on Schedule 3.17(a) as of the date hereof, (y) relate and would give rise solely to Excluded Liabilities and (z) in the aggregate could not reasonably be expected to have a Seller Material Adverse Effect. Except as set forth in Schedule 3.17(a), none of the Proceedings or claims listed in Schedule 3.17(a) as to which there is at least a reasonable possibility of adverse determination would have, if so determined, individually or in the aggregate, a Seller Material Adverse Effect. Except as set forth in Schedule 3.17(a), to the knowledge of Seller, there are no unasserted claims (other than trade payables that in the ordinary course of business have not yet been paid) of the type that would be required to be disclosed in Schedule 3.17(a) if counsel for or a representative of the claimant had contacted Seller that, if asserted, would have at least a reasonable possibility of an adverse determination other than any claims promptly disclosed to Purchaser pursuant to Section 5.10 that (x) are not known to Seller on the date hereof, (y) relate and would give rise solely to Excluded Liabilities and (z) in the aggregate could not reasonably be expected to have a Seller Material Adverse Effect. To the knowledge of Seller, except as set forth in Schedule 3.17(a), no member of the Seller Group is a party or subject to or in default under any Judgment applicable to the conduct of the Business or any Acquired Asset or Assumed Liability. Except as set forth in Schedule 3.17(a), as of the date hereof there is not any Proceeding or claim by any member of the Seller Group pending, or which any member of the Seller Group intends to initiate, against any other person arising out of the conduct of the Business which involves an amount greater than $250,000. Except as set forth in Schedule 3.17(a), no member of the Seller Group has received any written or, to the knowledge of Seller, oral notice of the commencement of any investigation by any Governmental Entity of or affecting the conduct of the Business or any Acquired Asset or Assumed Liability.

        (b)  Schedule 3.17(b) sets forth a list, as of the date hereof, of each pending or, to the knowledge of Seller, threatened Proceeding against any member of the Seller Group or any of their affiliates by or before any Governmental Entity that relates to or otherwise may give rise to any legal restraint on, or prohibition against, the transactions contemplated by this Agreement.

        SECTION 3.18.    Employee Matters.    (a) Schedule 3.18(a) contains a true, current and complete list of each benefit, employment, personal services, collective bargaining, compensation, incentive, stock option, restricted stock, stock appreciation right, phantom equity, change in control, severance, vacation, time-off, perquisite and other similar agreement, plan, policy and other arrangement (and any amendments thereto), (i) currently in effect and covering one or more current or former employees of, or current or former independent contractors with respect to, Seller or any of its affiliates, who principally works (or worked), or provides (or provided) services, for or with respect to the Business (each, a "Participant"), and maintained by Seller or any of its affiliates, or (ii) with respect to which Seller or any of its affiliates has or could have any liability (each, a "Benefit Plan").

        (b)  Each Benefit Plan complies with and has at all times been administered in all material respects, in accordance with all applicable laws, including the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder ("ERISA"), and, to obtain taxation advantages, the Code and the regulations promulgated thereunder. All benefits, contributions and premiums relating to each Benefit Plan have been timely paid or made in all material respects, in accordance with the terms of such Benefit Plan and the terms of all applicable laws.

        (c)  Except as disclosed in Schedule 3.18(c) or, for purposes of clause (ii)(D)(I) below, Schedule 3.21(d), (i) no Benefit Plan (A) provides for defined benefit pension benefits, or deferred compensation, (B) provides any benefits (other than on a self-pay basis or pursuant to the terms of an individual agreement) following termination of service or employment, (C) is a "multiemployer plan" (as defined in Section 3(37) of ERISA), or a "multiple employer welfare arrangement" (as defined in Section 3(40) of ERISA), (D) covers any Participant who resides or works outside the United States, (E) is a collective bargaining or similar agreement, or (F) has been administered in a manner contrary to its terms in any material respect, and (ii) no Participant (A) is represented by any union, (B) is currently receiving any disability benefits, (C) has received any loan from Seller or any of its affiliates, not including any loans under the salaried and hourly 401(k) plans of Seller secured by such Participants' interest in such plans, (D) has a right (I) as of the date of Schedule 3.21(d) to take more than four weeks of vacation (exclusive of "block" week) per year, or (II) to receive from Seller, or any of its affiliates a base annual salary along with any guaranteed bonus, or target or discretionary bonus (with respect to any single year) in excess of $125,000, (E) has received from Seller or any of its affiliates any discretionary severance or any severance under any formal or informal policy or practice, (F) has received or could reasonably be expected to receive any payment or benefit from Seller, or any of its affiliates which would not be deductible to such entity, or (G) is, or at any time will become, entitled to any payment, benefit or right, or any increased and/or accelerated payment, benefit or right, as a result of (I) such Participant's termination of employment with, or services to, Seller or any of its affiliates, or (II) the execution of this Agreement or the consummation of the transactions contemplated hereby.

        SECTION 3.19.    Absence of Changes or Events.    Except as set forth in Schedule 3.19, since the date of the Balance Sheet, there has not been any Seller Material Adverse Effect, except for changes after the date hereof proximately caused by (i) changes to the United States or global economic conditions or financial markets in general and not affecting the Business disproportionally to others in the paper industry in similar lines of business, (ii) changes affecting the paper industry generally and not affecting the Business disproportionally to others in the paper industry in similar lines of business or (iii) the effect of the announcement of the transactions contemplated hereby on customer relationships of the Business but only if the effect on the customer relationship is caused by an action or failure to act of Purchaser. Except as set forth in Schedule 3.19, since the date of the Balance Sheet to the date hereof, Seller has caused the Business to be conducted in the ordinary course and in substantially the same manner as previously conducted (including with respect to work-force reductions, collections of accounts receivable, payments of accounts payable, research and development efforts, advertising, sales practices (including promotions, discounts and concessions), legal defense efforts and legal expenditures, maintenance and repair expenditures, product quality and product specifications, capital expenditures, environmental expenditures and inventory levels) and has made all commercially reasonable efforts consistent with past practices to preserve the relationships of the Business with material customers, suppliers and distributors. Except as set forth in Schedule 3.19, since the date of the Balance Sheet, no member of the Seller Group has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of subclauses (iii), (iv), (vi), (vii), (viii), (xi) an (xxii) of Section 5.01(a).

        SECTION 3.20.    Compliance with Applicable Laws.    (a) Except as set forth in Schedule 3.20, (i) the Business has at all times been (except for any past non-compliance that is not known to Seller and (together with its direct and indirect effects) (x) relates and would give rise solely to Excluded Liabilities and (y) could not reasonably be expected to have a Seller Material Adverse Effect) and is in compliance in all material respects with all Applicable Laws including those relating to occupational health and safety and (ii) the current use by the Seller Group of the plants, offices and other facilities located on the Business Properties does not violate any local zoning or similar land use or government regulation in any material respect. Except as set forth in Schedule 3.20, in the past two years no member of the Seller Group has received any written or, to the knowledge of Seller, oral communication from any person that alleges that the Business is not in compliance in any material respect with any Applicable Law. This Section 3.20(a) does not relate to matters with respect to (i) possession of and compliance with Permits, which are the subject of Section 3.13, (ii) Taxes, which are the subject of Section 3.16, (iii) ERISA and other laws applicable to the Benefit Plans, which are the subject of Section 3.18, (iv) environmental matters, which are the subject of Section 3.20(b) and (v) laws regarding employment and employment practices, which are the subject of Section 3.21.

        (b)  Except as set forth in Schedule 3.20(b) and in connection with the Business (other than with respect to matters that (x) relate solely to the operation of the Brainerd Facility, (y) relate and would give rise solely to Excluded Liabilities and (z) could not reasonably be expected to have a Seller Material Adverse Effect) and the Acquired Assets: (i) no member of the Seller Group has received any written or, to the knowledge of Seller, oral communication within the past five years that alleges any violation of, or claim under, any Environmental Law, that has not been fully and finally resolved through the appropriate judicial, administrative or other claims resolution process and that alleges any violation of, or claim under, any Environmental Law, or arising out of, based on or resulting from the presence or Release of Hazardous Materials; (ii) members of the Seller Group are in compliance with all Environmental Laws; (iii) members of the Seller Group have not entered into or agreed to and are not bound by or subject to any contract, decree, order or Judgment relating to claims, liability under or compliance with any Environmental Law or to investigation or remediation of Hazardous Materials; (iv) to the knowledge of Seller, there has been no treatment, storage, Release or threatened Release of any Hazardous Materials on or from any property (including any property included in the Acquired Assets); (v) no member of the Seller Group has received an information request regarding, nor has been named a potentially responsible party for, any National Priorities List or CERCLIS site (as those terms are defined under Environmental Law) or any other site under analogous state law; (vi) to the knowledge of Seller, there are not now and never have been any underground or above ground storage tanks on or under the Acquired Assets; and (vii) neither Seller nor any member of the Seller Group has knowledge of facts, conditions or circumstances that could reasonably be expected to lead to responsibility or liability under Environmental Laws.

        The term "Environmental Laws" means all requirements of Applicable Laws and Judgments issued, promulgated, recognized or entered into by any Governmental Entity, relating to the environment, pollution, health, safety, natural resources, or to the management, Release or threatened Release of, or exposure to, Hazardous Materials.

        The term "Hazardous Materials" means all explosive or radioactive materials or substances, hazardous or toxic substances, wastes or chemicals, petroleum (including crude oil or any fraction thereof) and all other materials or chemicals regulated pursuant to any Environmental Law.

        The term "Release" means any spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, emanation or migration in, into, onto, or through the environment (including ambient air, surface water, groundwater, soils, sediments of any surface water body, including the St. Louis River or Lake Superior, land surface, subsurface strata or workplace).

        (c)  The occupancies and uses of the Business Properties, as well as the development, construction, management, maintenance, servicing and operation of the Business Properties, comply in all material respects with all Applicable Laws and are not in violation of any thereof; and all certificate(s) of occupancy and all other Permits required by Applicable Law for the proper use and operation of the Business Properties are in full force and effect. All material approvals, consents, Permits, utility installations and connections required for the development, construction, maintenance, operation and servicing of the Business Properties have been granted, effected, or performed and completed (as the case may be), and all fees and charges therefor have been fully paid. No member of the Seller Group has received written or, to the knowledge of Seller, oral notice of, or otherwise has knowledge of, any violations, Proceedings or Judgments (as to which any member of the Seller Group or any Business Property is a party or is bound) relating to zoning, building use and occupancy, traffic, fire, health, sanitation or other laws or regulations, against, or with respect to, the Business Properties. This Section 3.20(c) does not relate to matters with respect to (i) Taxes, which are the subject of Section 3.16, (ii) ERISA and other laws applicable to the Benefit Plans, which are the subject of Section 3.18, (iii) environmental matters, which are the subject of Section 3.20(b) and (iv) laws regarding employment and employment practices, which are the subject of Section 3.21.

        SECTION 3.21.    Employee and Labor Matters.    (a) Except (x) as set forth in Schedule 3.21 or (y) in the case of clauses (i), (ii), (vii), (viii) or (xii) only, except for any matter promptly disclosed to Purchaser pursuant to Section 5.10 that (A) is not required to be disclosed on Schedule 3.21 as of the date hereof, (B) does not result from any action or failure to act by any member of the Seller Group or any of its employees, representatives or agents (including the entering into of any Labor Contract, other than the Labor Agreements), and (C) could not reasonably be expected to have a Seller Material Adverse Effect or (z) in the case of clause (iv) only, for any practice promptly disclosed to Purchaser pursuant to Section 5.10 that (A) is not required to be disclosed on Schedule 3.21 as of the date hereof, (B) relates and would give rise solely to the Excluded Liabilities and (C) could not reasonably be expected to have a Seller Material Adverse Effect, (i) there is no, and during the past three years there has not been any, labor strike, picketing of any nature, significant labor dispute, slowdown or any other concerted interference with normal operations, stoppage or lockout pending, or, to the knowledge of Seller, threatened against or affecting the Business; (ii) there are no union claims or demands to represent or organizational campaigns in progress with respect to the employees of the Seller Group related to the Business or Contingent Workers (as defined in Section 3.21(f)) and no question concerning representation of such individuals exists; (iii) with the sole exception of the Labor Agreements and the Railroad CBAs, there is no collective bargaining or similar agreement or any arrangement with any labor organization, or work rules or practices agreed to with any labor organization or employee association, applicable to employees or Contingent Workers related to the Business; (iv) no member of the Seller Group is engaged in any unfair labor practice in connection with the conduct of the Business; (v) the Business is in compliance in all material respects with all applicable laws and regulations respecting labor, employment, fair employment practices, work place safety and health, terms and conditions of employment, and wages and hours; (vi) no member of the Seller Group is delinquent in any payments to any of the employees or Contingent Workers related to the Business for any wages, salaries, commissions, bonuses, fees or other direct compensation due with respect to any services performed for it to the date hereof or amounts required to be reimbursed to such employees or Contingent Workers; (vii) there are no formal or informal grievances, complaints or charges with respect to employment or labor matters (including, without limitation, charges of employment discrimination, retaliation or unfair labor practices) related to the Business pending or, to Seller's knowledge, threatened in any judicial, regulatory or administrative forum, or under any dispute resolution procedure (including, but not limited to, any proceedings under any dispute resolution procedure under any Labor Contract or Railroad CBA), provided that Seller shall not be obligated to list grievances on Schedule 3.21 unless and until such grievances have been brought for resolution to Seller's Human Resources personnel or to a manager at the level of a mill department manager or above; (viii) to the knowledge of Seller, none of the Business' employment policies or practices is currently being audited or investigated or subject to imminent audit or investigation by any Federal, state or local government agency; (ix) the Business is not subject to any consent decree, court order or settlement in respect of any labor or employment matters; (x) the Business is, and at all times since November 6, 1986, has been, in material compliance with the requirements of the Immigration Reform Control Act of 1986; (xi) all employees related to the Business are employed at-will or pursuant to the Labor Agreements or Railroad CBAs; and (xii) no arbitration or similar proceeding with respect to employment matters with respect to the Business is pending or, to the knowledge of Seller, threatened and no claim therefor has been asserted.

        (b)  Except as set forth on Schedule 3.21(b), during the past year, the Business has not experienced a "plant closing," "business closing," or "mass layoff" (as defined in the WARN Act (as defined in Section 5.22(a)) or any similar state, local or foreign law or regulation) affecting any site of employment of the Business (other than the Brainerd Facility) or one or more facilities or operating units within any site of employment or facility of the Business (other than the Brainerd Facility), without complying with the WARN Act and any similar state, local or foreign law or regulation, and, during the 90-day period preceding the date hereof, none of the employees of the Business has suffered an "employment loss" (as defined in the WARN Act or any similar state, local or foreign law or regulation). Schedule 3.21(b) sets forth for each employee who has suffered an "employment loss" during the 90-day period preceding the date hereof (i) the name of such employee (ii) the date of hire of such employee, (iii) such employee's regularly scheduled hours over the six month period prior to such "employment loss", and (iv) such employee's last job title(s), assignment(s) and department(s).

        (c)  Except as set forth on Schedule 3.21(c), the Labor Agreements and the Railroad CBAs set forth the entire and complete understanding of and agreement between any member of the Seller Group and any Union or Railroad Union including, without limitation, concerning economic and non-economic terms and conditions of employment and related to the assignment of any contractual obligation by any member of the Seller Group to any other entity.

        (d)  Schedule 3.21(d) sets forth the name and address of each full-time and part-time employee related to the Business (other than employees whose duties are related primarily to the operation of the Brainerd Facility), their respective positions, their annual rate of compensation (and current rate of accrual of paid time off and the level of bonus, if any, to which they may be entitled expressed as a percentage of base annual salary), and a description of their status (i.e., whether active or on leave of absence) as of the date of Schedule 3.21(d) (except address information which may be as of the month ended prior to the date of this Agreement), and contains a list of all Contingent Workers of the Business (other than Contingent Workers whose duties are related principally to the operation of the Brainerd Facility), except with respect to officers, the terms of whose employment is governed by a Contract listed in Schedule 3.08. To the extent any employee or Contingent Worker listed on Schedule 3.21(d) is on leave of absence, Schedule 3.21(d) further describes the type of leave, the date it commenced and the expected duration of leave. Except as set forth on Schedule 3.21(d), there are no employees on layoff, and there are no individuals not currently listed as employees on Schedule 3.21(d) with recall or preferential rehire rights and no employees listed on Schedule 3.21(d) have any such rights except pursuant to the express terms of the Labor Agreements.

        (e)  As of the date hereof, the Business generally enjoys good employer employee relationships. Except as set forth on Schedule 3.21(e), there is no policy, plan or program of paying severance pay or any form of severance compensation in connection with the termination of any employee of the Business. Except as set forth on Schedule 3.21(e), no employee of the Business is, to the knowledge of any member of the Seller Group, a party to or bound by any Contract or subject to any Judgment that may materially interfere with the use of such person's best efforts to promote the interests of the Business, or, other than as set forth on Schedule 3.21(e), that has had or could reasonably be expected to have a Seller Material Adverse Effect; provided that this Section 3.21(e) shall not require Seller to make any inquiry to any of its employees as to whether such employee is bound by any Contract or subject to any Judgment.

        (f)    Except as set forth on Schedule 3.21(f), no independent contractors, temporary employees, leased employees or any other servants or agents employed or used with respect to the Business is compensated other than through reportable wages paid by a member of the Seller Group (collectively, "Contingent Workers"). To the extent that any Contingent Workers are used with respect to the Business, they are properly classified and treated in accordance with applicable laws and for purposes of all benefit plans and perquisites.

        SECTION 3.22.    Transactions with Affiliates.    Except as set forth in Schedule 3.22, none of the Contracts set forth in Schedule 3.08 between the Business, on the one hand, and Seller or any of its affiliates, on the other hand ("Affiliate Contracts"), will continue in effect subsequent to the Closing. Except as set forth in Schedule 3.22, after the Closing neither Seller nor any of its affiliates will have any interest in any property (real or personal, tangible or intangible) or Contract used in or necessary to conduct the Business (other than operation of the Brainerd Facility) as conducted on the date of the Balance Sheet or as currently conducted (other than Excluded Assets). Except as set forth in Schedule 3.22, neither Seller nor any affiliate of Seller provides any material services to the Business.

        SECTION 3.23.    Effect of Transaction.    Except as set forth in Schedule 3.23, no member of the Seller Group has received written or, to the knowledge of Seller, oral notice that any creditor, employee, client, customer or other person having a material business relationship with the Business intends to change such relationship because of the purchase and sale of the Business, the ownership of the Business by Purchaser, the entering into of this Agreement or the Ancillary Agreements or the consummation of any other transaction contemplated hereby or thereby, other than any notice received after the date hereof of such a change in a relationship with a client or customer caused by any action or failure to act by Purchaser.

        SECTION 3.24.    Suppliers.    Except for the suppliers named in Schedule 3.24, the Business has not purchased, from any single supplier, goods or services for which the aggregate purchase price exceeds 5% of the total value of goods and services purchased by the Business during its most recent full fiscal year. Except as set forth in Schedule 3.24 since the date of the Balance Sheet there has not been (i) to the knowledge of Seller, any material adverse change in the business relationship of the Business with any supplier of merchandise named in Schedule 3.24 or (ii) except for changes in volumes and prices in the ordinary course of business, any change in any material term (including credit terms) of the supply agreements or related arrangements with any such supplier.

        SECTION 3.25.    Customers.    Except for the customers named in Schedule 3.25, the Business does not have any customer to whom it made more than 5% of its sales during its most recent full fiscal year. Except as set forth in Schedule 3.25, since the date of the Balance Sheet, there has not been (i) to the knowledge of Seller, any material adverse change in the business relationship of the Business with any customer named in Schedule 3.25, other than any change after the date hereof resulting from the effect of the announcement of the transaction but only if caused by any action or failure to act by Purchaser, or (ii) except for changes in volumes and prices in the ordinary course of business, any change in any material term (including credit terms) of the sales agreements or related agreements with any such customer.

        SECTION 3.26.    Distributors.    Schedule 3.26 sets forth a list of each distributor or sales representative of the products of the Business and (i) indicates whether such distributor or sales representative has a written contract or oral arrangement with the Business, (ii) contains a description of the terms of such contract or oral arrangement with the Business with respect to territory, exclusivity and the term of the contract or arrangement and (iii) indicates the amount of notice, and any payments, required to terminate such distributor arrangement with the Business. Neither Seller nor any of its affiliates has entered into any arrangements that would adversely effect Purchaser's ability to distribute or sell any products in any jurisdiction.

        SECTION 3.27.    IRB Financings.    Schedule 3.27 lists all of the debt financings outstanding with respect to the Acquired Assets, and the principal financing documents pertaining thereto. Except as described in Schedule 3.27, Seller has the right to cause the immediate repayment, redemption or defeasance of all such financings and obtain the release of all related Liens on Acquired Assets and full ownership of all Acquired Assets subject to such financings. Neither the Acquisition nor any other transaction contemplated by this Agreement or any Ancillary Agreement will adversely affect the tax-exempt status of, or result in a taxable event pursuant to Section 1001 of the Code to holders of, the IRB Financings.

        SECTION 3.28.    Cross-Border Leases.    Schedule 3.28 lists all of the cross-border lease arrangements affecting any Acquired Assets, including the Cross-Border Leases, and the principal documents pertaining thereto.

        SECTION 3.29.    Railroad.    (a) Except for (i) the railroad right-of-ways, and (ii) property contiguous to the railroad right-of-way (including trackage rights), identified on Schedule 3.29(a), none of the Seller Group or any Acquired Entity owns any other real property relating to the Railroad and leases no real property from others relating to the Railroad.

  (b)    (i) Collectively, the real estate used by the Seller Group and the Acquired Entities for railroad track right-of-way (collectively, the "ROW Parcels") comprise an uninterrupted railroad right-of-way. All railroad tracks used by the Seller Group and the Acquired Entities as part of such uninterrupted railroad right-of-way are located within the boundaries of the ROW Parcels.

          (ii)  The Seller Group owns, fee simple, easement, leasehold, or other interests in the ROW Parcels which, collectively, will immediately after the Closing be sufficient to permit the continuous operation by the Railroad Company of a railroad right-of-way consistent with present use along the ROW Parcels. The Seller Group owns and has good and valid title to all Railroad Equipment, including all Railroad Equipment identified on Schedule 3.10, free and clear of all Liens. All outstanding shares of capital stock of or other equity interests in Duluth & Northeastern Railroad Company are owned by Seller free and clear of all Liens (other than Liens that will be discharged on or prior to Closing).

        (c)  Except as provided in Schedule 3.29(c), none of the Railroad's real property interest (including yards, locomotive facilities, or other similar properties) include leaseholds, easements, or other interests that terminate or are terminable by third parties in less than twenty (20) years from the date hereof.

        (d)  Each Locomotive is in operating condition and is in compliance in all material respects with all Federal Railroad Administration Requirements. Each Freight Car satisfies all Association of American Railroads requirements for interchange of such freight cars. On the Closing Date, all of the Rail Equipment will be located at the Premises in Cloquet, Minnesota.

        (e)  Since January 1, 1997, the Railroad has not received any inspection report or communication from the Federal Railroad Administration or any state or local agency identifying any failure of the Railroad Property or the Rail Equipment to comply in any respect with Applicable Law.

        SECTION 3.30.    Energy Generation Facilities.    (a) The Hydroelectric Facility (i) is duly licensed by FERC in accordance with the Federal Power Act ("FPA") and (ii) is a "qualifying small power production facility" as such term is defined in the FPA and the Public Utilities Regulatory Policies Act of 1978 ("PURPA") and under 18 C.F.R. Part 292, Subpart B of the FERC regulations, and is entitled to exemption from regulation pursuant to 18 C.F.R. Part 292, Subpart F of the FERC regulations. The FERC License is valid and in full force and effect and there are no actions pending to rescind, modify or amend the FERC License. Except as set forth in Schedule 3.13, all documents filed and required to be filed with FERC with respect to the license of the Hydroelectric Facility have been so filed, and no documents filed by or on behalf of Seller with FERC in connection with such license contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements contained in such document not misleading under the circumstances in which they were made, and, subject to necessary FERC approval for the transfer of the license, the execution, delivery and performance of this Agreement will not contravene such license. Except as set forth in Schedule 3.13, Seller has operated the Hydroelectric Facility in compliance with the FERC license. The information contained in the Notice of Self Certification of Qualifying Status As a Small Power Production Facility or Application for Certification of Qualifying Status As a Small Power Production Facility filed with FERC in Docket No. QF 85-704 on September 17, 1985 is true and correct. All documents filed and required to be filed with FERC with respect to the Hydroelectric Facility's status as a qualifying small power producer have been so filed, and no documents filed by or on behalf of Seller with FERC in connection with such status contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements contained in such document not misleading under the circumstances in which they were made. Seller has operated the Hydroelectric Facility in all ways necessary to maintain its status as a qualifying small power production facility under PURPA.

        (b)  Each of the Steam Turbine Facilities is a "qualifying cogeneration facility" as such term is defined in the FPA and PURPA and under 18 C.F.R. Part 292, Subpart B of the FERC regulations, and entitled to exemption from regulation pursuant to 18 C.F.R. Part 292, Subpart F of the FERC regulations. As of the Closing Date, all documents required to be filed with FERC with respect to the status of each Steam Turbine Facility as a qualifying cogeneration facility will have been so filed, and no documents filed by or on behalf of Seller with FERC in connection with such status contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements contained in such document not misleading under the circumstances in which they were made, and the execution, delivery and performance of this Agreement will not contravene such status. Seller has continued to operate the Steam Turbine Facilities in all ways necessary to maintain their status as a qualifying cogeneration facility.

        (c)  The services to be performed, the materials to be supplied and the interests, easements and other rights granted pursuant to the Hydroelectric Facility Contracts will enable Purchaser and its contractors and agents to operate the Hydroelectric Facility.

        (d)  The services to be performed, the materials to be supplied and the interests, easements and other rights granted pursuant to the Steam Turbine Contracts will enable Purchaser and its contractors and agents to operate the Steam Turbine Facilities.

        SECTION 3.31.    Product Warranties and Liabilities.    (a) Except as set forth in Schedule 3.31, each product manufactured, shipped or sold by the Business has been in conformity with all applicable contractual commitments and all express and implied warranties, and the Business does not have any liability (and, to Seller's knowledge, there is no basis for any present or future Proceeding, hearing, investigation, charge, complaint, claim or demand against it giving rise to any liability) for replacement or return or discounts for inferior quality thereof or other damages in connection therewith, except for nonconformities and liabilities that could not reasonably be expected to have a material adverse effect on the Business' relationship with any customer or distributor. All liabilities for replacement or return or discounts for inferior quality of any product manufactured, shipped or sold by the Business or other damages in connection therewith are adequately reserved and properly stated on the books and records of the Business in accordance with GAAP. No product manufactured, shipped or sold by the Business is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale or beyond that implied or imposed by Applicable Law. Schedule 3.31 includes copies of the Business' standard terms and conditions of sale.

        (b)  Except as set forth in Schedule 3.31, since January 1, 1999, there has been no recall ordered by any Governmental Entity or, to Seller's knowledge, threatened recall or investigation by any Governmental Entity of any product manufactured, shipped or sold by the Business.

        (c)  For each of the years ended December 31, 2001 and December 31, 2000, the settlement cost (net of salvage value) arising out of the defective products provided by the Business (pulp and paper inclusive) has not exceeded 1.0% of sales for such year.

        SECTION 3.32.    Disclosure.    No representation or warranty of Seller contained in this Agreement or in any Ancillary Agreement, and no statement contained in any document delivered or to be delivered pursuant to Section 2.02 or 6.02 (each an "Additional Seller Document") or in any Schedule furnished or to be furnished pursuant to this Agreement, in each case by or on behalf of Seller to Purchaser or any of its representatives, contains or will contain (or, to the extent the relevant representation or warranty is qualified by knowledge, contains or will contain to the knowledge of Seller) any untrue statement of a material fact, or, to the knowledge of Seller, omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading or necessary in order to fully and fairly provide the information required to be provided in any such document, certificate or Schedule except, in each case, with respect to changes in customers relationships of the Business resulting from the effect of the announcement of the transactions contemplated hereby but only if caused by an action or failure to act by Purchaser.

        SECTION 3.33.    Disclaimer of Other Representations and Warranties.    (a) No member of the Seller Group makes or has made any representations or warranties relating to the Business, either Acquired Entity or any member of the Seller Group or otherwise in connection with the transactions contemplated hereby other than those expressly made by Seller herein, in any Ancillary Agreement or in any Additional Seller Document delivered or to be delivered by or on behalf of Seller in connection herewith. Without limiting the generality of the foregoing, except as expressly provided in Section 5.17, no member of the Seller Group has made, or shall be deemed to have made, any representations or warranties in the management presentations relating to the businesses of Seller prepared in consultation with Goldman, Sachs & Co. on behalf of Seller and presented to Purchaser in May, 2001 or in any other presentation of the Business in connection with the transactions contemplated hereby, or in any other written materials delivered to Purchaser in connection with any other presentation (collectively, the "Offering Materials and Presentations"), and no statement contained in the Offering Materials and Presentations shall be deemed a representation or warranty hereunder or otherwise. No person has been authorized by any member of the Seller Group to make any representation or warranty relating to Seller, any member of the Seller Group or otherwise in connection with the transactions contemplated hereby and, if made, such representation or warranty must not be relied upon as having been authorized by any member of the Seller Group.

        (b)  The disclosure of any information in any schedule hereto shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made by Seller in this Agreement or is material, nor shall such information be deemed to establish a standard of materiality.

ARTICLE IV

Representations and Warranties of Purchaser

        Each of Purchaser and Purchaser Guarantor (each as to itself only) hereby represents and warrants to Seller as of the date of this Agreement and as of the Closing Date, as follows:

        SECTION 4.01.    Organization, Standing and Power.    Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full limited liability company power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, have not had and could not reasonably be expected to have a Purchaser Material Adverse Effect (as defined in section 9.04(b)). Purchaser Guarantor is a corporation duly organized and validly existing under the laws of the Republic of South Africa. Purchaser has delivered to Seller true and complete copies of the limited liability company agreement of Purchaser, as amended through the date of this Agreement.

        SECTION 4.02.    Authority; Execution and Delivery; and Enforceability.    Each of Purchaser and Purchaser Guarantor has full power and authority to execute this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and to consummate the Acquisition and the other transactions contemplated hereby and thereby. The execution and delivery by each of Purchaser and Purchaser Guarantor of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and the consummation by Purchaser of the Acquisition and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action. Each of Purchaser and Purchaser Guarantor has duly executed and delivered this Agreement and prior to the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.

        SECTION 4.03.    No Conflicts; Consents.    The execution and delivery by each of Purchaser and Purchaser Guarantor of this Agreement do not, the execution and delivery by Purchaser of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the consummation of the Acquisition and the other transactions contemplated hereby and thereby and compliance by each of Purchaser and Purchaser Guarantor with the terms hereof and thereof will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of Purchaser or Purchaser Guarantor or any of their respective subsidiaries under, any provision of (i) the certificate of incorporation or by-laws or other organizational documents of Purchaser or Purchaser Guarantor or any of their respective subsidiaries, (ii) any Contract material to the ability of Purchaser to consummate the Acquisition or the other transactions contemplated hereby or by the Ancillary Agreements, or of Purchaser Guarantor to perform its obligations hereunder, to which Purchaser or Purchaser Guarantor or any of their respective subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) any Judgment or Applicable Law applicable to Purchaser or Purchaser Guarantor or any of their respective subsidiaries or their respective properties or assets. No Consent of or registration, declaration or filing with any Governmental Entity is required to be obtained or made by or with respect to Purchaser or Purchaser Guarantor or any of their respective subsidiaries in connection with the execution, delivery and performance of this Agreement or any Ancillary Agreement or the consummation of the Acquisition or the other transactions contemplated hereby and thereby, other than (i) those set forth on Schedule 4.03 and (ii) those that may be required by reason of the terms or nature of the Acquired Assets or the participation of the Seller Group (as opposed to those required solely by reason of the participation by Purchaser or Purchaser Guarantor as opposed to any other third party, including any other third party organized outside, or controlled by a person organized outside, the United States) in the Acquisition and other transactions contemplated hereby and by the Ancillary Agreements.

        SECTION 4.04.    Proceedings.    Schedule 4.04 sets forth a list, as of the date hereof, of each pending or, to the knowledge of Purchaser, threatened Proceeding against Purchaser or any of its affiliates by or before any Governmental Entity that relates to or otherwise may give rise to any legal restraint on or prohibition against, the transactions contemplated by this Agreement.

        SECTION 4.05.    Railroad.    Other than in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, the Railroad Sub is not, and has at no time been, engaged in any business or activity and has no liabilities or obligations of any nature. As of the date hereof, neither Purchaser nor any person in control of Purchaser is a railroad subject to STB jurisdiction or in control of a railroad subject to STB jurisdiction.

        SECTION 4.06.    Disclaimer of Other Representations and Warranties.    (a) None of Purchaser, Purchaser Guarantor or any of their respective affiliates makes or has made any representations or warranties relating to Purchaser, Purchaser Guarantor or any of their respective affiliates or otherwise in connection with the transactions contemplated hereby other than those expressly made by Purchaser or Purchaser Guarantor herein, in any Ancillary Agreement or in any document delivered or to be delivered pursuant to Section 2.02 or 6.03 (each an "Additional Purchaser Document") by or on behalf of Purchaser to Seller or any of its representatives. No person has been authorized by Purchaser, Purchaser Guarantor or any of their respective affiliates or otherwise in connection with the transactions contemplated hereby and, if made, such representation or warranty must not be relied upon as having been authorized by Purchaser, Purchaser Guarantor or any of their respective affiliates.

        (b)  The disclosure of any information in any schedule hereto shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made by Purchaser or Purchaser Guarantor in this Agreement or is material, nor shall such information be deemed to establish a standard of materiality.

ARTICLE V

Covenants

        SECTION 5.01.    Covenants of Seller Relating to Conduct of Business.    (a) Except for matters set forth in Schedule 5.01 or as otherwise expressly permitted, required or prohibited (other than pursuant to any ability to Cure (as defined in Section 6.05)) by the terms of this Agreement, from the date of this Agreement to the Closing Seller shall, and shall cause each member of the Seller Group to, conduct the Business in the usual, regular and ordinary course in substantially the same manner as previously conducted (including with respect to work-force reductions, collections of accounts receivable, payments of accounts payable, research and development efforts, sales practices (including promotions, discounts, concessions and payment terms), legal defense efforts and legal expenditures, maintenance and repair expenditures, product quality and product specifications, capital expenditures, environmental expenditures and inventory levels) and use all commercially reasonable efforts to keep intact the Business, keep available the services of the current employees of the Business and preserve the relationships of the Business with material customers, suppliers, licensors, licensees, distributors and others with whom the Business deals. In addition (and without limiting the generality of the foregoing), except as set forth in Schedule 5.01 or otherwise expressly permitted or required by the terms of this Agreement (other than pursuant to any ability to Cure (as defined in Section 6.05)), Seller shall not, and shall not permit any other member of the Seller Group to, do any of the following in connection with the Business (except any action relating solely to Excluded Assets (other than the Acquired Coating Equipment) or Excluded Liabilities that could not reasonably be expected to have any affect on any Acquired Asset or Assumed Liability or Acquired Coating Equipment, on the conduct of the Business (other than operation of the Brainerd Facility) by Purchaser following the Closing or on the ability of Seller to perform its obligations (without giving effect to any ability to Cure) under this Agreement and the Ancillary Agreements) without the prior written consent of Purchaser:

          (i)    (A) adopt or amend any Benefit Plan (or any plan that would be a Benefit Plan if adopted) or enter into, adopt, extend (beyond the Closing Date), renew or amend any collective bargaining agreement or other Contract with any labor organization, union or association, except in each case as required by Applicable Law;

          (ii)  grant to any officer, director, employee or independent contractor any increase in compensation or benefits, except in the ordinary course of business and consistent with past practice or as may be required under existing agreements and except for any increases for which Seller shall be solely obligated;

          (iii)  terminate the employment of any of the personnel of the Seller Group who principally works for or provides services to the Business; provided that the consent of Purchaser to any such action shall not be unreasonably withheld or delayed;

          (iv)  incur or assume any liabilities, obligations or indebtedness for borrowed money or guarantee any such liabilities, obligations or indebtedness or otherwise take any action to incur or assume, or fail to take any action required by any obligation or duty that results in the incurrence of, any other material liabilities or obligations of any nature, other than in the ordinary course of business and consistent with past practice or which will be an Excluded Liability; provided, however, that in no event shall the Business incur, assume or guarantee any long-term indebtedness for borrowed money;

          (v)  permit, allow or suffer any Acquired Asset or Acquired Coating Equipment to become subjected to any Lien of any nature whatsoever that would have been required to be set forth in Schedule 3.05 or 3.06 if existing on the date of this Agreement;

          (vi)  cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value;

          (vii) except for dividends and distributions in cash to a member of the Seller Group or as required by the Affiliate Contracts, pay, loan or advance any amount to, or sell, transfer or lease any of its assets that would be Acquired Assets to, or enter into or amend or otherwise modify any agreement (including any Affiliate Contract) or arrangement with, Seller or any of its affiliates;

          (viii) make any change in any method of accounting or accounting practice or policy other than those required by GAAP;

          (ix)  acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets (other than inventory) that are material, individually or in the aggregate, to the Business and that would be Acquired Assets;

          (x)  sell, lease, license or otherwise dispose of any of its assets that would be Acquired Assets, except inventory of finished goods sold, "broke" disposed of and other consumable assets used, in each case, in the ordinary course of business and consistent with past practice;

          (xi)  acquire fee title to, or an ownership interest in, any real property that would be an Acquired Asset or enter into any lease (or renewal of any lease) of real property that would be an Acquired Asset, except (A) any renewals of existing leases in the ordinary course of business and consistent with past practice (including in respect of term), with respect to which Purchaser shall have the right to participate and (B) to cure or remove imperfections in title;

          (xii) modify, amend, terminate or permit the lapse (other than lapses of leases of sales offices in accordance with the terms thereof) of any lease of, or reciprocal easement agreement, operating agreement or other material agreement relating to, real property that would be an Acquired Asset (except modifications or amendments associated with renewals of existing leases in the ordinary course of business and consistent with past practice with respect to which Purchaser shall have the right to participate);

          (xiii) enter into any transaction (including any employment agreement or contract but excluding the payment of wages and provision of benefits in accordance with existing Contracts and ordinary travel advances) with any current or former shareholder with beneficial ownership of at least 100,000 shares of the common stock of Seller, officer, director or employee of Seller or any affiliate of Seller (or member of their families or trusts for their benefit);

          (xiv) enter into or amend any covenant not to compete, or enter into or amend any other covenant restricting the development, manufacture, marketing or distribution of the products and services of the Business;

          (xv) with respect to any Acquired Entity, declare or pay a dividend or make a distribution or redeem or otherwise acquire any of its equity or other interests or any other security;

          (xvi)  with respect to any Acquired Entity, issue, deliver, sell, or dispose of, or authorize or propose the issuance, sale or disposition of, any equity or other interests or any other security or any option, warrant or right relating thereto, or any securities convertible into or exchangeable for any equity or other interests or any other security;

          (xvii) make any purchase commitment for the Business in excess of the normal, ordinary and usual requirements or at any price in excess of the then current market price or for a period of greater than 90 days;

          (xviii) enter into or amend in any material respect any continuing agreement or Contract for the distribution of any products manufactured by the Business (unless such agreement or Contract will be terminable by Purchaser following Closing without payment or penalty upon no more than 60 days' notice and any terms relating to exclusivity will be terminable by Purchaser immediately following Closing and at all times thereafter without prior notice, payment or penalty); provided that the consent of Purchaser to any such agreement or amendment shall not be unreasonably withheld or delayed;

          (xix)  enter into or amend any continuing agreement or Contract for the so-called "toll manufacture" of products by the Business on behalf of parties other than any member of the Seller Group;

          (xx) enter into or amend any Contract that would be an Assigned Contract for the placement of advertising or other promotional activities, in any such case which has an aggregate future liability in excess of $50,000 or which, together with all other such agreements, contracts or arrangements, has an aggregate future liability in excess of $500,000;

          (xxi)  institute, settle or agree to settle any litigation, action or proceeding before any court or governmental body or waive or surrender any rights related to any pending or threatened litigation, action or proceeding except for any settlement, waiver or surrender that could not impair the use of any Acquired Asset or the operation or conduct of the Business; provided that the consent of Purchaser to any such action shall not be unreasonably withheld or delayed;

          (xxii) enter into any license, option or other material agreement relating or pertaining to Assigned Intellectual Property or Assigned Technology that would constitute Acquired Assets or to the Intellectual Property or Technology of any third party except in respect of so-called "embedded technology" relating to equipment purchased from third party manufacturers or for so called "shrink-wrap" license agreements relating to computer software licensed in the ordinary course of business;

          (xxiii) enter into or amend any trackage rights, haulage rights, marketing agreements, joint facility agreements or other agreements affecting the operation of the Railroad;

          (xxiv) abandon any part of the rail lines of the Railroad;

          (xxv) take any action that limits or precludes Purchaser from (A) rejecting any Labor Contract or (B) setting any initial term or condition of employment for any Continued Employees;

          (xxvi) enter into any lease, sublease or similar Contract with any person under which (A) any member of the Seller Group is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any person in connection with the Business or (B) any member of the Seller Group is a lessor or sublessor of, or makes available for use by any person, any tangible personal property owned or leased by any member of the Seller Group that would be an Acquired Asset, in any such case that has an aggregate future liability or receivable, as the case may be, in excess of $100,000 or is not terminable by such member of the Seller Group by notice of not more than 60 days for a cost of less than $50,000;

          (xxvii) enter into any (A) continuing Contract that would be an Assigned Contract (other than a purchase order) for the future purchase of materials, supplies or equipment that has an aggregate future liability in excess of $100,000 or (B) management, service, consulting or other similar Contract that has an aggregate future liability in excess of $50,000;

          (xxviii) enter into any Contract under which any member of the Seller Group has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any person (other than any member of the Seller Group) other than extensions of trade credit in the ordinary course of business and advances made in the ordinary course of business to employees of the Seller Group of the Seller Group for travel expenses;

          (xxix) enter into any Contract that would be an Assigned Contract providing for indemnification of any person with respect to liabilities relating to any current or former business of any member of the Seller Group or any predecessor person;

          (xxx) enter into any power of attorney (other than a power of attorney given in the ordinary course of business with respect to routine tax matters) that would be binding on Purchaser or with respect to any Acquired Asset or Assumed Liability after the Closing;

          (xxxi) enter into any confidentiality agreement that would be an Assigned Contract (other than a confidentiality agreement entered into in the ordinary course of business and not with any person who (together with its affiliates) competes in any manner with the Business);

          (xxxii) enter into any sales order (other than one-time sales orders entered into in the ordinary course of business that (A) except to the extent the buyer has asserted terms and conditions that have not been expressly agreed to by any member of the Seller Group, are subject to the Business' standard terms and conditions and (B) do not extend for a term more than 120 days from the date of this Agreement (unless terminable without payment or penalty upon no more than 60 days' notice));

          (xxxiii) enter into any Contract (A) for the sale of any Acquired Asset (other than inventory sales in the ordinary course of business) or Acquired Coating Equipment, (B) for the grant of any preferential rights to purchase any Acquired Asset (other than inventory in the ordinary course of business) or Acquired Coating Equipment or (C) requiring the consent of any party to the transfer of any Acquired Asset or Acquired Coating Equipment and involving the payment by any party of at least $50,000 or affecting the use of an asset or assets with an aggregate original cost, replacement cost or fair market value of at least $50,000 or which are otherwise material to the Business;

          (xxxiv)  enter into any Contract with any Governmental Entity or any Contract with any person that would impose affirmative action obligations on Purchaser if assigned to Purchaser;

          (xxxv)  enter into any currency exchange, interest rate exchange, commodity exchange or similar Contract that would be an Assigned Contract;

          (xxxvi)  enter into any other Contract that would be an Assigned Contract or would affect any Acquired Asset or Acquired Coating Equipment and is for any joint venture, partnership or similar arrangement;

          (xxxvii)  enter into any other Contract that would be an Assigned Contract (other than a purchase order or a sales order) that has an aggregate future liability to any person in excess of $100,000 or extends for a term more than one year from the date of this Agreement (unless terminable without payment or penalty upon no more than 60 days' notice);

          (xxxviii)  enter into any Contract under which (A) any person has the right to use all or any assets (including track, yards and other facilities) of the Railroad, or (B) granting any member of the Seller Group the right to use all or any portion of any rail line, rail yards, or other rail facilities of any other person;

          (xxxix)  enter into any trackage rights, haulage, interchange, joint facility switching and similar Contracts; or

          (xxxx)  commit or agree to take, in a legally binding manner, whether in writing or otherwise, to do any of, the foregoing actions.

        (b)  Advise of Changes.    Seller shall advise Purchaser in writing of the occurrence of any matter or event that is or could reasonably be expected to be material to the business, assets, condition (financial or otherwise), working capital, liabilities or results of operations of the Business promptly upon acquiring knowledge of any such matter or event.

        (c)  Affirmative Covenants.    Until the Closing, Seller shall, and Seller shall cause its affiliates to:

          (i)    use commercially reasonable efforts to maintain the Acquired Assets in all material respects in good working order, free from any material defects (other than defects resulting from normal wear and tear that are reasonably expected to be Repaired through the ordinary course maintenance program of the Business prior to having any material affect on the continued conduct of the Business or the continued use of any Acquired Asset (other than by reason of such Repair)) and in accordance with the past practice of the Business, any applicable requirements of insurance policies maintained by the Seller Group and with respect to pressure vessels (including digesters), boilers (including recovery boilers), turbine generators and fire control or suppression systems, generally accepted industry practice or generally accepted insurance requirements, and not defer or delay any repairs, replacements or regularly scheduled maintenance relating to any Acquired Asset except to the extent consistent with past practice;

          (ii)  upon any damage, destruction or loss to, or condemnation of, any Acquired Asset with a value (together with all other Acquired Assets damaged, destroyed, suffering a loss or condemned in the same or any related occurrence) in excess of $100,000, (A) promptly notify Purchaser and (B) consult with Purchaser as to the application of any and all insurance proceeds with respect thereto to repair, replace or restore such Acquired Asset;

          (iii)  use commercially reasonable efforts to maintain its level and quality of Receivables, Inventory and supplies, raw materials and spare parts in the ordinary course (A) in approximately the same proportions as reflected on the Balance Sheet, subject to normal seasonality, (B) in a manner consistent with its past practices and (C) so as to be sufficient for the conduct of the Business (other than operation of the Brainerd Facility) by Purchaser following Closing in a manner consistent with past practices and the performance by Seller of its obligations under the Ancillary Agreements;

          (iv)  promptly notify Purchaser in writing of any written or, to Seller's knowledge, oral notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the execution, delivery or performance of this Agreement or any Ancillary Agreement or the consummation of the Acquisition or the other transactions contemplated hereby and thereby;

          (v)  promptly after receiving any request for effects bargaining by any Union or Railroad Union, bargain in good faith, subject to and in accordance with Applicable Law, with such Union or Railroad Union the effects of the Acquisition or any other transaction contemplated by this Agreement or any Ancillary Agreement;

          (vi)  promptly notify Purchaser in writing of (A) any write-downs of the value of, or establishment of any reserves against, any Inventory or Receivables of the Business and (B) any written or, to the extent Seller has knowledge, oral notice or complaint regarding any products sold or services rendered for which Receivables that constitute Acquired Assets are currently due (other than notices and complaints received in the ordinary course of business and of a quantity, magnitude and type consistent with the past experience of the Business unless such notice or complaint could reasonably be expected to give rise to a liability of (including a return of products having an aggregate sale price of) $100,000 or more); and

          (vii) not take any action that would, or could reasonably be expected to, result in any of the representations or warranties of Seller in this Agreement becoming untrue or incorrect in any material respect.

        (d)  Consultation.    In connection with the continuing operation of the Business between the date of this Agreement and the Closing, Seller shall use reasonable efforts to consult in good faith on a regular and frequent basis with the representatives for Purchaser to report material operational developments and the general status of ongoing operations pursuant to procedures reasonably requested by Purchaser or such representatives. Seller acknowledges that any such consultation shall not constitute a waiver by Purchaser of any rights it may have under this Agreement, and that Purchaser shall not have any liability or responsibility for any actions of Seller or any of its officers or directors with respect to matters that are the subject of such consultations unless Purchaser expressly consents to such action in writing.

        SECTION 5.02.    No Solicitation.    Seller shall not, nor shall it authorize or permit any of its affiliates or any officer, director, employee, accountant, counsel, investment banker, financial advisor or other representative of Seller or any of its affiliates or any affiliate of any such person (collectively "Representatives") to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) or take any other action to facilitate knowingly any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to an "other bid" (as defined below) from any person, or engage in any discussion or negotiations relating thereto or accept any "other bid" other than a "Seller bid" (as defined below). Seller shall instruct each of its Representatives to observe the terms of this Section 5.02. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the first two sentences of this Section 5.02 by any Representative, whether or not such person is purporting to act on behalf of Seller or otherwise, shall be deemed to be a breach of this Section 5.02 by Seller. Seller promptly shall advise Purchaser orally and in writing of any written proposal with respect to any "other bid" or which could lead to any "other bid" and, unless such "other bid" is a "Seller bid", the identity of the person making any such written proposal. Seller shall not be required to comply with requirements of the foregoing sentence in any instance to the extent that Seller's Board of Directors determines in good faith, based on the opinion of outside counsel, that such compliance would in such instance be inconsistent with their fiduciary duties; provided, however, that Seller shall promptly notify Purchaser of the fact of such determination (except to the extent the Board of Directors determines in good faith, based on the opinion of outside counsel, that such notice would in such instance be inconsistent with their fiduciary duties). Seller shall not disclose to any person in connection with a Seller bid, and shall keep confidential and cause its affiliates and each of their respective officers, directors, employees and advisers not to disclose and to keep confidential, all information with respect to the Business, the Acquired Assets and the Assumed Liabilities that Seller would be required to keep confidential after Closing pursuant to Section 5.04(b). As used in this Section 5.02, (i) "other bid" shall mean any inquiry, proposal or offer from any person relating to the direct or indirect acquisition of the Business or all or any of the assets of the Business, other than (A) the transactions contemplated by this Agreement, (B) the acquisition of finished products, surplus equipment and Inventory in the ordinary course of business other than any acquisition that would be inconsistent with Seller's obligations under this Agreement or any Ancillary Agreement and (C) the acquisition of any Excluded Asset described in Section 1.02(b) and (ii) "Seller Bid" shall mean any proposal or offer from any person relating to (i) the acquisition by any person of Seller by virtue of a merger or similar business combination transaction, (ii) the acquisition by any person of capital stock of Seller or (iii) the acquisition by any person of all or substantially all of Seller's assets (but not any assets of the Business or any asset that would be an Acquired Asset), provided that, in each case, such acquisition in no event could interfere, directly or indirectly, with the ability of Purchaser and Seller to consummate the Acquisition and the other transactions contemplated hereby and by the Ancillary Agreements on the terms contemplated by this Agreement and the Ancillary Agreements or the ability of Seller to perform its obligations under this Agreement or any Ancillary Agreement.

        SECTION 5.03.    Access to Information, Due Diligence.    Seller shall afford, and shall cause each other member of the Seller Group to afford, to Purchaser, its affiliates, their respective lenders and the respective accountants, counsel, environmental consultants and other representatives of any of the foregoing (such entities and representatives other than Purchaser being referred to as "Purchaser's Representatives") reasonable and timely access in a manner that does not unreasonably interfere with the normal operations of the Business, during the period prior to the Closing, to all the employees, advisors (including environmental consultants), attorneys, accountants, managers, properties, books, contracts, commitments, information systems, Tax returns and Records of the Business, and, during such period shall furnish promptly to Purchaser and Purchaser's Representatives any information (including, with respect to environmental matters, all relevant records, audits, assessments, field notes, monitoring well data and other documents or information in possession of the Seller Group or its representatives or advisors) concerning the Business, the Acquired Assets, the Excluded Assets, the Assumed Liabilities and the Excluded Liabilities as Purchaser (or any Purchaser's Representative) may reasonably request. Access to employees and managers shall include, without limitation, such access as Purchaser may reasonably request, giving due regard to Seller's interest in maintaining the stability of its work force prior to the Closing, in order to communicate initial terms and conditions of employment to be offered, take applications for employment with Purchaser, make determinations regarding which employees should be Continued Employees and Non-Continuing Employees and, when applicable, negotiate terms and conditions of employment. Seller will permit, and will cause each other member of the Seller Group to permit, Purchaser and Purchaser's Representatives to conduct such studies as Purchaser may reasonably request, to establish the current environmental status of the Business, the Acquired Assets and to assess Assumed Liabilities and Excluded Liabilities arising from or related to Environmental Laws.

        SECTION 5.04.    Confidentiality.    (a) Purchaser acknowledges that the information being provided to it in connection with the Acquisition and the consummation of the other transactions contemplated hereby is subject to the terms of a confidentiality agreement dated May 10, 2001 between Purchaser and Seller (the "Confidentiality Agreement"), the terms of which are incorporated herein by reference except that the provisions contained therein with respect to the solicitation of Seller's employees are hereby extended for an additional year. Notwithstanding anything to the contrary herein or in the Confidentiality Agreement, Purchaser shall be permitted to use and disclose such information to the extent necessary or appropriate in order to consummate the transactions contemplated by this Agreement (including in connection with making any filing or obtaining any consent or approval and as necessary to defend or prosecute any litigation or dispute). Effective upon the Closing, the Confidentiality Agreement (other than the provisions contained therein with respect to the solicitation of Seller's employees) shall terminate.

        (b)  (x) Seller shall keep confidential, and use reasonable efforts to cause its affiliates and each of their respective officers, directors, employees and advisors to keep confidential, (i) all information that is known by Seller to be confidential information regarding Purchaser, any of its affiliates or any of its or their businesses, products, processes or financings, being provided to it in connection with the Acquisition and the other transactions contemplated hereby or by the Ancillary Agreements and (ii) after the Closing (and prior to the Closing in connection with any Seller bid), all information relating to the Business, the Acquired Assets or the Assumed Liabilities and (y) Purchaser shall keep confidential, and use reasonable efforts to cause its affiliates and each of their respective officers, directors, employees and advisors to keep confidential all information that is contained in any Record constituting an Acquired Asset that is known by Purchaser to be confidential information relating to any business of Seller or any of its affiliates other than the Business and not relating to the Business, except (A) as required by law or administrative process (to the extent so required) (in which case the party required to disclose confidential information shall promptly notify the other party and give the other party an opportunity to oppose such disclosure), (B) as necessary to defend or prosecute any litigation or dispute, (C) as permitted by the License Agreement, (D) for information that is available to the public on the Closing Date, or thereafter becomes available to the public other than as a result of a breach of this Section 5.04(b), (E) with respect to the obligations of Seller, (x) with respect to any Excluded Liability or Excluded Assets or (y) as reasonably necessary in connection with any claim of Seller hereunder against Purchaser or any claim of Purchaser hereunder against Seller or Seller's pursuit of remedies against any third party with respect to any such claim or (F) with respect to the obligation of Purchaser, as reasonably necessary in connection with any claim of Purchaser hereunder against Seller or any claim of Seller hereunder against Purchaser or Purchaser's pursuit of remedies against any third party with respect to any such claim. The covenant set forth in this Section 5.04(b) shall terminate three years after the Closing Date or such later date as may be required by Seller's obligation to a third party regarding confidentiality. On and after the Closing Date, Seller shall grant Purchaser the right (at Purchaser's expense) to enforce the confidentiality provisions of any existing agreements with persons employed in, or holding any confidential information with respect to, the Business on or prior to the Closing Date (to the extent not expressly prohibited thereby). Seller agrees to use reasonable efforts to assist Purchaser in enforcing such provisions and agreements, irrespective of whether such employees shall have been terminated at such time and, if Seller is unable to grant Purchaser the right to enforce any such provision or agreement, as and to the extent requested by Purchaser to enforce it on Purchaser's behalf, with Purchaser responsible for all reasonable out of pocket expenses incurred by Seller in connection with such enforcement.

        (c)  On the Closing Date, Seller shall assign to Purchaser its rights under all confidentiality agreements entered into with any person in connection with any proposed sale of the Business or any of the Acquired Assets to the extent such rights are assignable and relate to the Business. Copies of such confidentiality agreements shall be provided to Purchaser immediately following the Closing, except to the extent expressly prohibited by the terms of such confidentiality agreements. Promptly following the date hereof, Seller shall use all reasonable efforts, under such confidentiality agreements, to secure the return or destruction of all information and materials relating to the Business, the Acquired Assets and the Assumed Liabilities provided to any such person or otherwise covered by such confidentiality agreements prior to the Closing Date. Seller shall, except to the extent expressly prohibited by the terms of such confidentiality agreements, provide Purchaser with all information reasonably requested by Purchaser regarding the status of such process, including details as to the information provided, the persons to which it was provided and what information has not been returned.

        (d)  Each party providing any information in connection with this Agreement is not waiving, and will not be deemed to have waived or diminished, any of its attorney work product protections, attorney-client privileges or similar protections and privileges as a result of disclosing such information (including information related to pending or threatened litigation) to the other party, regardless of whether such disclosing party has asserted, or is or may be entitled to assert, such privileges and protections. The parties (a) share a common legal and commercial interest in all of such information that is subject to such privileges and protections; (b) may become joint defendants in Proceedings to which such information covered by such protections and privileges relates; (c) intend that such privileges and protections remain intact should any party become subject to any actual or threatened Proceeding to which such information covered by such protections and privileges relates; and (d) intend that after the Closing the receiving party shall have the right to assert such protections and privileges. No receiving party shall admit, claim or contend, in Proceedings involving either party or otherwise, that any party disclosing such information waived any of its attorney work-product protections, attorney-client privileges or similar protections and privileges with respect to any information, documents or other material disclosed to a party due to a disclosing party disclosing information (including information related to pending or threatened litigation) to such receiving party.

        SECTION 5.05.    Reasonable Efforts.    (a) On the terms and subject to the conditions of this Agreement, each party shall use its reasonable efforts to cause the Closing to occur, including taking all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on it or any of its affiliates with respect to the Closing and to cause all other conditions to be satisfied. Without limiting the foregoing or the provisions set forth in Section 5.05(b), each party shall use its reasonable efforts to cause the Closing to occur on or prior to May 20, 2002 (the "Anticipated Closing Date").

        (b)  Each of Seller and Purchaser shall (i) as promptly as practicable, but in no event later than five business days following the execution and delivery of this Agreement, file with the United States Federal Trade Commission (the "FTC") and the United States Department of Justice (the "DOJ") the notification and report form, if any, required for the transactions contemplated hereby and any supplemental information requested in connection therewith pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), (ii) as promptly as practicable make all filings under applicable competition laws and regulations of any other applicable foreign jurisdiction and (iii) as promptly as practicable make all required filings and notices to the Surface Transportation Board (the "STB") and FERC, including jointly filing with FERC for approval to transfer the Hydroelectric Facility (including the FERC License) to Purchaser. Any such notification and report form or filing and supplemental information shall be in substantial compliance with the requirements of the HSR Act or the applicable competition laws and regulations of any other applicable foreign jurisdiction, as the case may be. Each of Purchaser and Seller shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act or applicable competition laws and regulations of any other applicable foreign jurisdiction and in connection with any filing with the STB and FERC, as the case may be. Seller and Purchaser shall keep each other appraised of the status of any communications with, and any inquiries or requests for additional information from, the FTC, the DOJ and other foreign competition regulators and the STB and FERC and shall comply promptly with any such inquiry or request. Each of Seller and Purchaser shall use its reasonable efforts to obtain any clearance required under the HSR Act or competition laws and regulations of any other applicable foreign jurisdiction and to obtain any necessary approvals or exceptions from the STB and FERC for the consummation of the transactions contemplated by this Agreement.

        (c)  Each of Seller and Purchaser shall as promptly as practicable following the execution and delivery of this Agreement cooperate to make all filings necessary to be made with the government agencies listed in Schedule 5.05(c).

        (d)  Seller shall, and shall cause its affiliates to, use (and to continue to use after Closing) its reasonable efforts (at its own expense) to obtain, and Purchaser shall, and shall cause its affiliates to, cooperate (at its own expense) with Seller in obtaining, all consents from third parties including estoppel certificates from the landlords under the leases for the Distribution Center Facilities, necessary or appropriate to permit the transfer of the Acquired Assets to, and the assumption of the Assumed Liabilities by, Purchaser; provided, however, that the parties shall not be required to pay or commit to pay any amount to (or incur any obligation in favor of) any person from whom any such consent may be required (other than nominal filing or application fees).

        (e)  For purposes of this Section 5.05, the "reasonable efforts" of Purchaser shall not require Purchaser to agree to any prohibition, limitation or other requirement described in Section 6.02(d) (whether or not relating to any Proceeding).

        SECTION 5.06.    Expenses; Transfer Taxes.    (a) Whether or not the Closing takes place, and except as otherwise specified in this Agreement, all costs and expenses incurred in connection with this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring such expense, including all costs and expenses incurred pursuant to Sections 1.04 and 5.05.

        (b)  All Transfer Taxes applicable to the conveyance and transfer from Seller to Purchaser of the Acquired Assets and any other transfer or documentary Taxes or any filing or recording fees applicable to such conveyance and transfer shall be paid by Seller. Each party shall use reasonable efforts to avail itself of any available exemptions from any such Taxes or fees, and to cooperate with the other parties in providing any information and documentation that may be necessary to obtain such exemptions.

        (c)  The costs of preparing the land title surveys covering any or all of the Premises shall be shared as follows: Seller shall pay for the preparation of the surveys with the minimum standard details required by the most current ALTA/ACSM guidelines; and Purchaser shall pay for the extra cost of optional details requested by Purchaser. Purchaser shall select and supervise the surveyor.

        (d)  The cost of title insurance covering any or all of the Premises shall be shared as follows: Seller shall pay for providing current abstracts of title for all abstract parcels and current registered property abstracts for all Torrens parcels, including name searches and special assessment searches, and Purchaser shall pay all premiums and surcharges for title insurance policies and endorsements. Purchaser shall select and supervise the title insurance company.

        (e)  The costs of obtaining and recording title clearance documents (including Lien releases, easement releases and Torrens orders) covering any or all of the Premises shall be borne by Seller. Seller shall pay the fees of escrow agents hired to hold escrows for title clearance.

        (f)    The costs of recording documents conveying title from Seller to Purchaser (including deeds and assignments) covering any or all of the Premises shall be borne by Purchaser, except that Seller shall pay all Transfer Taxes as provided in Section 5.06(b).

        (g)  Seller and Purchaser shall share equally the closing fee charged by the title insurance company.

        SECTION 5.07.    Brokers or Finders.    Each of Purchaser and Seller represent, as to itself and its affiliates, that no agent, broker, investment banker or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement as a result of any actions by such party, except (i) as to Purchaser and its affiliates, Morgan Stanley & Co. Incorporated, whose fees and expenses will be paid by Purchaser and (ii) as to Seller and its affiliates, Goldman, Sachs & Co., whose fees and expenses will be paid by Seller.

        SECTION 5.08.    Collection of Receivables.    From and after the Closing, Purchaser shall have the right and authority to collect for its own account all Receivables and other related items that are included in the Acquired Assets and to endorse with the name of Seller any checks or drafts received with respect to any Receivables or such other related items. Seller shall promptly deliver to Purchaser any cash or other property received directly or indirectly by it with respect to the Receivables and such other related items, including any amounts payable as interest. With respect to any Receivables included in the Acquired Assets, each party shall have the rights and obligations set forth in Schedule 1.05(d)(1) under "Trade Receivables."

        SECTION 5.09.    Employee Matters.    (a) Purchaser shall offer employment to all Participants who are Active Employees, except (i) Participants ("Brainerd Participants") whose employment as determined in Purchaser's sole discretion relates principally to the operation of the Brainerd Facility or Excluded Brainerd Assets, and (ii) any other Participants ("Non-Continuing Participants") who are identified by Purchaser to Seller prior to the Closing (or, in the case of a Participant who as of Closing is on an approved leave of absence (other than long-term disability), and who within 90 days following the Closing Date presents himself or herself to Purchaser as ready, willing and able to commence active employment with Purchaser, identified by Purchaser to Seller following Purchaser's decision not to offer employment to such Participant) as Participants to whom Purchaser shall not offer employment. Purchaser shall determine in its sole discretion the terms and conditions of employment to be offered to Participants who accept such offer (collectively, the "Continued Employees"). "Active Employees" means each employee of or with respect to the Business who is actively at work as of the Closing, or on vacation, holiday, jury duty or bereavement leave. In addition, each other employee of or with respect to the Business who as of the Closing is on an approved leave of absence (other than long-term disability), and who within 90 days following the Closing Date presents himself or herself to Purchaser as ready, willing and able to commence active employment with Purchaser, shall be deemed to be an Active Employee. For the avoidance of doubt, "Active Employees" excludes each employee of or with respect to the Business who is on long-term disability as of the Closing.

        (b)  Seller shall retain (i) sole sponsorship of, and exclusive responsibility for all liabilities and obligations under, arising out of, or relating to, each Benefit Plan except as provided in Section 5.09(e), and (ii) sole responsibility for all liabilities and obligations under, arising out of, or relating to, the employment or termination of employment of each employee of, or with respect to, the Business on or prior to the Closing (including all liabilities and obligations arising from effects bargaining with any Union) except that Purchaser shall reimburse Seller for any payments for severance or separation pay made by Seller to any Non-Continuing Participant but only up to the amounts set forth on Schedule 5.09 (with Seller retaining sole responsibility for (x) any excess amounts due under the Separation Agreements, (y) any amounts due to any Brainerd Participants or (z) any other payments). Seller shall use commercially reasonable efforts to require each employee of the Business receiving any severance or separation pay or benefits in excess of the amounts Seller is contractually obligated to provide as of the date hereof (which shall be deemed not to include any obligations arising from effects bargaining with any Union) to sign a release and confidentiality agreement, including a general release of claims (including release of claims under the WARN Act), in form and substance reasonably acceptable to Purchaser, releasing Seller, the Seller Group, the Business and Purchaser (and their respective affiliates, shareholders, officers, directors, employees and agents) from all claims arising from such employee's employment or termination of employment ("Release"). Notwithstanding anything herein to the contrary, Purchaser's obligation to reimburse Seller for any payments for severance or separation pay made by Seller to any Non-Continuing Participant who Seller must use commercially reasonable efforts to require to sign a Release shall be conditioned (whether or not Seller uses such efforts) on Seller obtaining from such Non-Continuing Participant a fully-executed Release with respect to which all revocation and rescission rights have expired. Seller shall cause each Continued Employee to fully vest in respect of any benefits accrued under the Seller 401(k) Plans (as defined in Section 5.09(f)) effective immediately prior to the Closing.

        (c)  With respect to any "employee benefit plan" (as defined in Section 3(3) of ERISA) maintained by Purchaser, to the extent such plan is made available to a Continued Employee, solely for purposes of determining eligibility to participate and vesting, service with Seller or any other member of the Seller Group shall be treated as service with Purchaser with respect to such Continued Employee; provided, that a Continued Employee's service with Seller or any other member of the Seller Group shall be treated as service with Purchaser for purposes of Purchaser's severance, vacation and other paid time off policies that apply to such Continued Employee; provided, further, that Retiree Medical Eligible Employees (as defined in Section 5.09(g)) will not be eligible for Purchaser's post-retirement health and life insurance program.

        (d)  Purchaser shall waive, or cause to be waived, any pre-existing condition limitation under any welfare benefit plan maintained by Purchaser in which Continued Employees (and their eligible dependents) will be eligible to participate after the Closing. Purchaser shall recognize, or cause to be recognized, the dollar amount of all expenses incurred by each Continued Employee (and his or her eligible dependents) during the calendar year in which the Closing occurs for purposes of satisfying such year's deductible and co-payment limitations and out-of-pocket maximums under the relevant welfare benefit plans in which they will be eligible to participate from and after the Closing.

        (e)  (i) As soon as practicable following the Closing Date, an enrolled actuary designated by Seller ("Seller's Actuary") and an enrolled actuary designated by Purchaser ("Purchaser's Actuary") shall mutually determine the Accrued Liability (as defined below) of the Continued Employees under the Potlatch Corporation Salaried Employees' Retirement Plan (the "Seller Salaried Pension Plan") and the Potlatch Corporation Hourly Employees' Retirement Plan (the "Seller Hourly Pension Plan" and, together with the Seller Salaried Pension Plan, the "Seller Pension Plans"), in each case as of the end of the month that includes the Closing Date. In accordance with this Section 5.09(e), Seller shall cause to be transferred from the Seller Salaried Pension Plan and the Seller Hourly Pension Plan to a trust established as part of a defined benefit pension plan maintained by Purchaser or its affiliates intended to satisfy the qualification requirements of Section 401(a) of the Code and which has received a favorable determination letter from the Internal Revenue Service (the S.D. Warren Company Retirement Plan for Salaried Employees or such other plan as may be designated by Purchaser (the "Purchaser Salaried Pension Plan") and the S.D. Warren Company Central Mills Employees' Retirement plan, Plan #036, or such other plan as may be designated by Purchaser (the "Purchaser Hourly Pension Plan", and together with the Purchaser Salaried Pension Plan, the "Purchaser Pension Plans"), respectively), cash or other assets (or a combination thereof) equal to the Accrued Liability for all Continued Employees participating in the relevant Seller Pension Plan, as determined as of the end of the month that includes the Closing Date; provided, that any transfer of assets in a form other than cash shall be subject to approval of Purchaser in its sole discretion. Notwithstanding anything to the contrary in this Agreement, the transfers contemplated by this Section 5.09(e) shall be in any event not less than the amount determined in accordance with section 414(l) of the Code and the related regulations (including the safe harbor Pension Benefit Guaranty Corporation ("PBGC") assumptions and methodology as of the end of the month that includes the Closing Date), and the amount expressly called for to be transferred pursuant to this Section 5.09(e) shall be adjusted to the extent necessary for any governmental approval (including the IRS and the PBGC) and to satisfy Section 414(l) of the Code and the related regulations as well as Section 4044 of ERISA and the related regulations. The amount finally determined in accordance with the foregoing to be transferred from the Seller Pension Plans to the Purchaser Pension Plans shall be adjusted, as mutually determined by Seller's Actuary and Purchaser's Actuary, to reflect an assumed investment return on the assets of the applicable Seller Pension Plan from the end of the month in which the Closing Date occurs until the date of transfer equal to the average rate of the 90-day Treasury Bill on the auction date coincident with the first day of the calendar month in which the transfer occurs or, if there is no auction on such first day, on the next immediately preceding auction date, and shall be decreased by any benefit payments made to Continued Employees under the applicable Seller's Pension Plan during such period.

        (ii)  The transfer of assets from the applicable Seller's Pension Plan to the applicable Purchaser Pension Plan (as applicable, the "Pension Asset Transfer") shall be made as soon as practicable following the determination of the applicable amount to be transferred, but not later than 120 days following the Closing Date. Unless Seller and Purchaser agree otherwise, all transfers shall occur on the last business day of a month. Seller's Actuary shall be responsible for the required actuarial certification under Section 414(l) of the Code. The applicable Purchaser Pension Plan as of the date of the applicable Pension Asset Transfer shall assume all liabilities and obligations of Seller and its affiliates and the applicable Seller Pension Plan with respect to the Continued Employees under such Seller Pension Plan in respect of the applicable transferred assets and liabilities; provided, that Seller shall indemnify and hold harmless Purchaser and its subsidiaries and affiliates from any Losses (as defined in Section 8.01) attributable to any acts or omissions with respect to such Seller Pension Plan of Seller or its subsidiaries and affiliates, or any trustee or recordkeeper of such Seller Pension Plan, to the extent such acts or omissions occur prior to the date of the applicable Pension Asset Transfer or otherwise constitute a breach of fiduciary duty under Title I of ERISA in respect of such Seller Pension Plan; provided, further, that Seller agrees that prior to the date of the applicable Pension Asset Transfer, Seller shall remain solely responsible for making any benefit payments required to be made under such Seller Pension Plan for Continued Employees after the Closing Date.

        (iii)  The term "Accrued Liability" shall mean the projected benefit obligation (as defined in Statement of Financial Accounting Standards No. 87) under each Seller Pension Plan for each Continued Employee on the basis of mutually agreed actuarial assumptions set forth in Schedule 5.09(e). The Accrued Liability shall be mutually agreed between Seller's Actuary and Purchaser's Actuary, and Seller shall provide Purchaser's Actuary with all information reasonably necessary to calculate the Accrued Liability (including any adjustments to the Accrued Liability required for any governmental approval or to satisfy Section 414(l) of the Code and the related regulations or Section 4044 of ERISA and the related regulations). If there is a good faith dispute between Seller's Actuary and Purchaser's Actuary as to the amount to be transferred to Purchaser's Pension Plan under this Agreement and such dispute remains unresolved for 14 days, the chief financial officers of Seller and Purchaser shall endeavor to resolve the dispute. If such dispute remains unresolved for 30 days, Seller and Purchaser shall select and appoint a third actuary who is mutually satisfactory to both Seller and Purchaser. The reasoned written decision of such third party actuary shall be rendered within 60 days and shall be conclusive as to any dispute for which such actuary was appointed. The cost of such third party actuary shall be divided equally between Seller and Purchaser. Each of Purchaser and Seller shall be responsible for the cost of its own actuary. Purchaser and Seller shall reasonably cooperate to make any and all filings and submissions to the appropriate governmental agencies required to be made by Seller or Purchaser as are appropriate in effectuating the provisions of this Section 5.09(e).

        (iv)  The actual amount of assets transferred from the Seller Pension Plans to the Purchaser Pension Plans hereunder as determined in accordance with Section 5.09(e)(i) after taking into account all adjustments required thereunder shall be referred to herein as the "Transfer Amount". The term "Adjusted Accrued Liability" shall mean the Accrued Liability, as originally determined in accordance with Section 5.09(e)(iii) (without regard to any adjustments required for any governmental approval or to satisfy Section 414(l) of the Code and the related regulations or Section 4044 of ERISA and the related regulations) as of the end of the month in which the Closing Date occurs and adjusted, for investment return and benefit payments, in accordance with the methodology provided in the last sentence of Section 5.09(e)(i), through the date on which the Transfer Amount is actually transferred to the Purchaser Pension Plans. To the extent that (x) the sum of the aggregate Adjusted Accrued Liability plus $6,600,000 exceeds (y) the Transfer Amount for Continued Employees (such excess, the "Pension Shortfall Amount"), Seller shall pay to Purchaser, as an adjustment to the Purchase Price, within five days following the transfer of assets from the Seller Pension Plans to Purchaser Pension Plans, an amount in immediately available funds equal to the Pension Shortfall Amount.

        (f)    As soon as practicable following the Closing Date, Seller agrees to permit each Continued Employee to effect a "direct rollover" (within the meaning of Section 401(a)(31) of the Code) of his or her account balances under the Potlatch Corporation Salaried Employees' Savings Plan or the Potlatch Corporation Hourly Employees' Savings Plan (collectively, the "Seller 401(k) Plans") if such rollover is elected in accordance with Applicable Law by such Continued Employee. Without limiting the generality of the foregoing, each Continued Employee may elect to effect, and Purchaser agrees to cause the S.D. Warren Company Salaried Investment Plan and the S.D. Warren Company Hourly Investment Plan or such other plans as may be designated by Purchaser (collectively, the "Purchaser 401(k) Plans"), as applicable, to accept, a "direct rollover" of his or her account balances (in the form of cash or other assets acceptable to Purchaser), including promissory notes evidencing all outstanding loans, under the applicable Seller 401(k) Plan if such rollover is elected in accordance with Applicable Law by such Continued Employee; provided, that Seller is reasonably satisfied (consistent with the regulations promulgated under Section 401(a)(31) of the Code) that the applicable Purchaser 401(k) Plan meets the requirements for qualification under Section 401(a) of the Code and Purchaser is reasonably satisfied (consistent with the regulations promulgated under Section 401(a)(31) of the Code) that the applicable Seller 401(k) Plan meets the requirements for qualification under Section 401(a) of the Code.

        (g)  Without limiting the generality of Section 5.09(b), with respect to each Continued Employee who, as of the Closing Date, has satisfied the eligibility requirements (including as to age and service) to receive retiree health and life insurance benefits from Seller or any other member of the Seller Group under a Benefit Plan or otherwise (a "Retiree Medical Eligible Employee"), Seller shall retain the sole liability and obligation to provide retiree health and life insurance benefits to such Continued Employee under the terms of the applicable retiree health and life insurance program, as made available to employees of Seller or any other member of the Seller Group generally from time to time. With respect to Continued Employees (other than Retiree Medical Eligible Employees), Purchaser shall provide retiree health and life insurance benefits to such employees to the extent such employees satisfy the eligibility requirements to receive such benefits under Purchaser's retiree health and life insurance program, as made available to Purchaser's employees generally from time to time.

        (h)  Purchaser rejects and declines to accept or assume any liability, obligation or commitment of any member of the Seller Group relating to or arising out of the Labor Agreements and all other Labor Contracts. Purchaser will notify the Unions prior to the Closing of its decision to reject the Labor Agreements. Purchaser will establish in its sole discretion initial terms and conditions of employment for Continued Employees who are covered by the Labor Agreements immediately prior to the Closing. To the extent required by law, Purchaser will bargain in good faith with the Unions.

        (i)    Nothing contained in this Section 5.09 or elsewhere in this Agreement shall be construed to prevent the termination by Purchaser of employment of any individual Participant or any change by Purchaser in the employee benefits available to any individual Participant.

        SECTION 5.10.    Supplemental Disclosure.    Seller shall have the continuing obligation until the Closing promptly to supplement or amend the Schedules with respect to any matter hereafter arising or discovered that, if existing or known at the date of this Agreement, would have been required to be set forth or described in the Schedules; provided, however, that no supplement or amendment to any Schedule shall have any effect for the purpose of determining the satisfaction of the conditions set forth in Section 6.02(a) or for purposes of determining whether any person is entitled to indemnification pursuant to Article VIII.

        SECTION 5.11.    Post-Closing Cooperation.    (a) Purchaser and Seller shall cooperate with each other, and shall cause their officers, employees, agents, auditors and representatives to cooperate with each other after the Closing to ensure the orderly transition of the Business from the Seller Group to Purchaser and to minimize any disruption to the Business and the other respective businesses of the Seller Group and Purchaser that might result from the transactions contemplated hereby. After the Closing, upon reasonable notice, Purchaser and Seller shall furnish or cause to be furnished to each other and their employees, counsel, auditors and representatives access (including the ability to make copies), during normal business hours, to such information and assistance relating to the Business (to the extent within the control of such party or any of its affiliates (including the case of Seller, any member of the Seller Group) as is contained in any Record constituting an Excluded Asset, or is reasonably necessary for (i) financial reporting, tax and accounting matters and (ii) defense or prosecution of litigation and disputes.

        (b)  After the Closing, upon reasonable written notice, Purchaser and Seller shall furnish or cause to be furnished to each other, as promptly as practicable, such information and assistance (to the extent within the control of such party) relating to the Acquired Assets (including, access to books and records) as is reasonably necessary for compliance with accounting and reporting requirements, filing of all Tax returns, and making of any election related to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim, suit or proceeding related to any Tax return. Seller and Purchaser shall cooperate with each other in the conduct of any audit or other proceeding relating to Taxes involving the Business. In the event that any member of the Seller Group or Purchaser shall after the Closing take any position in any Tax return, or reach any settlement or agreement on audit, which is in any manner inconsistent with any position taken by any member of the Seller Group in any filing, settlement or agreement made by any member of the Seller Group prior to the Closing and such inconsistent position (i) might require the payment by Purchaser or Seller of more Tax than would have been required to be paid had such position not been taken or such settlement or agreement not been reached, (ii) affects the determination of useful life, basis or method of depreciation, amortization or accounting of any of the Acquired Assets or any of the properties, assets or rights of Purchaser or (iii) might accelerate the time at which any Tax must be paid by Purchaser or Seller, then Purchaser or Seller, as the case may be, shall provide timely and reasonable notice to the other party hereto of such position.

        (c)  Each of Purchaser and each member of the Seller Group will retain all Records and other documents pertaining to the Business in existence on the Closing Date for a period of seven years following the Closing. No such Records or other documents shall be destroyed or disposed of by any retaining party during such seven year period without first advising the other party in writing and giving such party a reasonable opportunity to obtain possession thereof for the purposes permitted by this Section 5.11.

        (d)  Each party shall reimburse the other for reasonable out-of-pocket costs and expenses incurred in assisting the other pursuant to this Section 5.11. Neither party shall be required by this Section 5.11 to take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations (or, in the case of Purchaser, the Business). Any information relating to the Business received by Seller pursuant to this Section 5.11 shall be subject to Section 5.04(b).

        SECTION 5.12.    Publicity.    No public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior consent of the other party (which consent shall not be unreasonably withheld), except as such release or announcement may be required by law or the rules or regulations of any United States or foreign securities exchange, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance. In addition, neither Purchaser nor Seller shall make any general communication to suppliers, lenders, creditors, distributors, employees, customers or others having business or financial relationships with the Business pertaining to this Agreement and the transactions contemplated hereby, without the prior written approval of the other party.

        SECTION 5.13.    Records.    Purchaser recognizes that certain Records may contain incidental information relating primarily to subsidiaries or divisions of Seller other than the Business and that Seller may retain copies of the relevant portions thereof. Seller agrees that it will, and will cause its affiliates to, provide Purchaser at Closing with copies of any portions of Records that are Excluded Assets relating to the Business and, if any such Records are discovered after Closing, promptly upon such discovery.

        SECTION 5.14.    Agreement Not To Compete.    (a) Seller understands that Purchaser shall be entitled to protect and preserve the going concern value of the Business to the extent permitted by law and that Purchaser would not have entered into this Agreement absent the provisions of this Section 5.14 and, therefore, for a period of seven years from the Closing, Seller shall not, and shall cause each of its controlled affiliates (defined as any affiliate controlled directly or indirectly by Seller but exclusive of (i) any direct or indirect parent of Seller or (ii) any direct or indirect subsidiary of any such parent in which Seller does not have any direct or indirect equity interest or other investment) not to, directly or indirectly:

          (i)    engage in activities or businesses, or establish any new businesses, anywhere in the world that are substantially in competition with the Business ("Competitive Activities"), including (A) manufacturing, marketing, selling or distributing coated paper or any goods or services of the type sold by the Business, except that Seller and its affiliates may manufacture, sell, market and distribute northern bleached kraft pulp, coated paperboard, uncoated paper and any goods or services (other than coated paper) not sold by the Business during the period of time that it was owned by Seller (collectively, "Permitted Goods and Services"), (B) soliciting any customer or prospective customer of the Business anywhere in the world to purchase coated paper or any goods or services sold by the Business, other than Permitted Goods and Services, from anyone other than Purchaser and its affiliates, and (C) assisting any person in any way to do, or attempt to do, anything prohibited by clause (A) or (B) above; and

          (ii)  perform any of the following actions, activities or courses of conduct or any other action, activity or course of conduct that is substantially detrimental to the business reputation of the Business (collectively, "Detrimental Activities"), including (A) soliciting, recruiting or hiring any employees of the Business or persons who have worked for the Business (other than through general solicitation of open positions), (B) soliciting or encouraging any employee of the Business to leave the employment of the Business and (C) disclosing or furnishing to anyone any confidential information relating to the Business or otherwise using such confidential information for its own benefit or the benefit of any other person (except as permitted by Section 5.04).

        (b)  Section 5.14(a) shall be deemed not to be breached as a result of (i) Seller continuing the production of coated paper at the Brainerd Facility (x) during any Additional Brainerd Production Period, provided that all Additional Brainerd Inventory is transferred to Purchaser or (y) to the extent necessary to comply with its obligations or as otherwise expressly permitted under the Paper Supply Agreement, provided that Seller hereby agrees that it shall, immediately following the later to occur of Closing, the end of any Additional Brainerd Production Period and the fulfillment of Seller's obligations (and any "Additional Production Period" permitted) under the Paper Supply Agreement with respect to the production of coated paper, permanently cease the production of coated paper at the Brainerd Facility, (ii) the ownership by Seller or any of its controlled affiliates of less than an aggregate of 5% of any class of stock of a person engaged, directly or indirectly, in Competitive Activities, provided that such stock is listed on a national securities exchange, (iii) the acquisition and ownership after the date hereof by Seller or any of its controlled affiliates of any person that is engaged primarily in activities other than Competitive Activities but also engages in Competitive Activities, provided that Seller and its affiliates begin using all reasonable efforts to divest all of the business (the "Competing Business") engaged in Competitive Activities as soon as practicable, but in no event later than three months, after such acquisition, and complete such divestment as soon as practicable, but in no event later than one year after such acquisition (after which time, such Competitive Activities, if continuing, will be a breach of this Section 5.14) or (iv) an acquiror of Seller, or any affiliate of any such acquiror existing as of the time immediately prior to such acquiror's acquisition of Seller, engaging in Competitive Activities other than through Seller or any member of the Seller Group and other than as prohibited by Section 5.14(e).

        (c)  Seller may not sell, transfer or divest any Competing Business except pursuant to the third and fourth sentences of this clause (c). Prior to any sale, transfer or other divestiture of a Competing Business (i) Seller shall give notice to Purchaser in writing of its or its affiliate's, as the case may be, intention to effect such a sale, transfer or other divestiture, and (ii) Purchaser may within 90 days after receipt of Seller's notice, make a proposal to purchase or cause its designee to make a proposal to purchase all of the Competing Business by delivering to Seller a notice specifying the proposed manner of purchase and other material terms (including price and the period, if any, during which Purchaser's proposal will remain open for acceptance). If requested by Purchaser, during such 90-day period Seller shall permit Purchaser to conduct a customary due diligence investigation of the Competing Business and shall negotiate in good faith and on an exclusive basis with Purchaser regarding the purchase by Purchaser of the Competing Business. Seller or its designee, as the case may be, shall be free following the date of Purchaser's proposal (or if Purchaser does not make a proposal, the expiration of the 90-day period following receipt of Seller's notice) to sell, transfer or otherwise divest the Competing Business at a price not less than the price specified in Purchaser's proposal, and on other terms no less favorable to Seller than the terms specified in Purchaser's proposal. If during the period, if any, specified in Purchaser's proposal that such proposal will be open for consideration, Seller agrees to proceed on the basis of Purchaser's proposal, Seller and Purchaser, and their affiliates or designees, as the case may be, shall be legally obligated to continue in good faith to consummate the purchase upon the terms set forth in Purchaser's proposal and shall use their commercially reasonable efforts to secure any approvals required and to comply with all Applicable Laws in connection therewith.

        (d)  Notwithstanding any other provision of this Agreement, it is understood and agreed that the remedy of indemnity payments pursuant to Article VIII and other remedies at law would be inadequate in the case of any breach of the covenants contained in Section 5.14(a) or (d). Purchaser shall be entitled to equitable relief, including the remedy of specific performance or injunctive relief, with respect to any breach or attempted breach of such covenants.

        (e)  So long as Seller's obligations pursuant to this Section 5.14 are in effect, Seller agrees that it will not, and will not permit any of its affiliates to, in a single transaction or through a series of related transactions, sell, convey, assign, transfer, lease or otherwise dispose of or permit the use of the Brainerd Facility to any person or group of persons unless, prior to or concurrently with such disposition, such person or group of persons agrees, in writing reasonably satisfactory to and for the express benefit of Purchaser, to be bound by Seller's obligations under and pursuant to this Section 5.14 with respect to the use and any subsequent disposition of the Brainerd Facility and Purchaser is provided with an original executed copy of such agreement. For purposes of this Section 5.14(d), any acquisition by any person of, or merger or combination with, an entity owning, directly or indirectly, the Brainerd Facility shall be deemed to be a transfer of the Brainerd Facility, as the case may be, and such person shall be deemed a transferee hereunder. Any purported sale, transfer, lease or other disposition or use of the Brainerd Facility in violation of this Section 5.14 shall be null and void.

        (f)    If a final Judgment of a court or tribunal of competent jurisdiction determines that any term or provision contained in this Section 5.14 is invalid or unenforceable, then the parties agree that the court or tribunal will have the power (but without affecting the right of Purchaser to obtain the relief provided for in this Section 5.14 in any jurisdiction other than such court's or tribunal's jurisdiction) to reduce the scope, duration or geographic area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision. This Section 5.14 is reasonable and necessary to protect and preserve Purchaser's legitimate business interests and the value of the Business and the Acquired Assets and to prevent any unfair advantage conferred on Seller and its successor. To the extent it may effectively do so under Applicable Law, Seller hereby waives on its own behalf and on behalf of its successors, any provision of law which renders any provision of this Section 5.14 invalid, void or unenforceable in any respect.

        SECTION 5.15.    Bulk Transfer Laws.    Purchaser hereby waives compliance by members of the Seller Group with the provisions of any so-called "bulk transfer law" or "bulk sales law" of any jurisdiction in connection with the sale of the Acquired Assets to Purchaser.

        SECTION 5.16.    Further Assurances.    (a) From time to time, as and when requested by the other party, each party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions (subject to Section 5.05), as such other party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement, including executing and delivering such assignments, deeds, bills of sale, assumption agreements, consents, licenses and other instruments as the other party or its counsel may reasonably request as necessary or desirable for such purpose.

        (b)  Seller shall, at Closing, ship in a commercially reasonable manner to the Premises specified by Purchaser, at Seller's sole cost and risk, all the tangible Acquired Assets not located at the Premises except for (i) Inventory (other than packaging material) located at the Brainerd Facility, which shall remain at the Brainerd Facility (at no cost to Purchaser) for a period of no longer than 90 days following the Closing Date (or, if Purchaser has given the notice contemplated by Section 5.29, 90 days following the final delivery of Inventory pursuant to the Paper Supply Agreement) and be maintained by Seller as set forth in the Transition Services Agreement, and (ii) consigned Inventory, which shall be delivered where located.

        SECTION 5.17.    Purchase Price Allocation.    (a) Purchaser and Seller agree that $48,000,000 of the Purchase Price and the Assumed Liabilities shall be allocated to the Real Property located in the State of Minnesota and, within 120 days following the Closing Date, Purchaser shall propose to Seller for approval an allocation of the remaining Purchase Price and the Assumed Liabilities (which allocation shall assume that no adjustment to the Purchase Price is made pursuant to Section 1.05) among the Acquired Assets according to the relative fair market values of such assets on the Closing Date (which approval shall not be unreasonably withheld). If Seller and Purchaser are unable to agree on such allocation of the remaining Purchase Price and Assumed Liabilities, Seller and Purchaser shall elect an independent appraisal firm to determine such values. The conclusions of such appraisal firm shall be final and non-appealable. The fees and expenses of such appraisal firm shall be shared equally by Seller and Purchaser. In the event an adjustment to the Purchase Price is made pursuant to Section 1.05, the allocation of the Purchase Price and the Assumed Liabilities (other than with respect to the Real Property located in the State of Minnesota) shall be revised accordingly by Purchaser and presented to Seller for approval (which approval shall not be unreasonably withheld).

        (b)  Seller and Purchaser shall be bound by such allocation of the Purchase Price and the Assumed Liabilities in preparing all Tax returns, IRS Form 8594 and any other Tax forms or filings, as well as in preparing any published financial statements in accordance with GAAP and neither Purchaser nor Seller shall take a position inconsistent therewith upon examination of any Tax return, in any Tax refund claim, or in any Tax litigation or investigation, without the prior written consent of the other party, except as required by applicable law.

        SECTION 5.18.    Names Following Closing.    (a) Immediately following the Closing, Seller shall amend or terminate any certificate of assumed name or d/b/a filings so as to eliminate its right to use the names set forth on Schedule 5.18(a) or any name that is confusingly similar to or includes any such names, and none of Seller or any of its affiliates shall thereafter use those names or other names acquired by Purchaser hereunder or names confusingly similar thereto.

        (b)  As soon as reasonably practicable (and in any event within two months) after the Closing Date, Purchaser shall cease to use any written materials, including without limitation, labels, packing materials, letterhead, advertising materials and forms, which include the word "Potlatch"; provided, however, that Purchaser may, without modification, use inventory, product literature and sales literature (but not including letterhead, business cards, invoices or the like) in existence as of the Closing Date until the earlier of the exhaustion of such materials or a date six months from the Closing Date.

        (c)  Immediately following the Closing, Seller shall cease all use of the names, trade names and trademarks set forth on Schedule 5.18(c) or any name that is confusingly similar to or includes any such names, and none of Seller or any of its affiliates shall thereafter use those names, or combinations or variations thereof, or names confusingly similar thereto.

        SECTION 5.19.    Assignments.    Seller shall prepare all assignments of Assigned Intellectual Property required hereunder and provide such assignments to Purchaser in recordable form. Seller shall reimburse Purchaser for all filing or recordation fees and similar expenses incurred in connection with such assignments.

        SECTION 5.20.    Insurance.    Seller shall use its reasonable efforts (a) to cause each insurance policy maintained by any member of the Seller Group with respect to the Business (including business interruption insurance or insurance otherwise covering loss of profits) or covering any Acquired Asset or Acquired Coating Equipment (each, a "Business Insurance Policy") to be amended prior to Closing to name Purchaser or Purchaser's designated affiliate as an additional insured, and (b) to pursue (including, after Closing, on Purchaser's behalf), and, after Closing, assist Purchaser in pursuing, any claims relating to or arising out of any Catastrophic Event. Seller shall, and shall cause each other member of the Seller Group to, maintain its current insurance coverage under each Business Insurance Policy (x) until the Closing Date, provided that if any Catastrophic Event has occurred and the Closing occurs pursuant to Section 6.06 despite such Catastrophic Event, Seller shall, and shall cause each other member of the Seller Group to, maintain such insurance with respect to such Catastrophic Event until all claims relating to or arising out of such Catastrophic Event can be finalized and, as applicable, paid and (y) in the case of any Business Insurance Policy covering or relating to any Acquired Coating Equipment, until all production of coated paper at the Brainerd Facility during any Additional Brainerd Production Period or pursuant to the Paper Supply Agreement has ceased. Purchaser acknowledges that, except as set forth in this Section 5.20, after the Closing Date Seller and its affiliates shall have no responsibility for obtaining or maintaining any insurance relating to the Business, whether relating to or arising out of occurrences prior to, at or subsequent to the Closing.

        SECTION 5.21.    Title Insurance and Survey.    Seller agrees that it will, and it will cause each other member of the Seller Group to, provide all assistance to Purchaser as Purchaser may reasonably request in connection with the issuance to Purchaser of the title insurance policy described in Section 6.02(e) as well as any similar title insurance policy covering any of the Premises, including the preparation, at Seller's expense, of the survey described in Section 6.02(e) as well as any similar survey with respect to any of the Premises.

        SECTION 5.22.    Compliance with Plant Closing Laws.    (a) Seller shall be responsible for complying with the Worker Adjustment and Retraining Act of 1988 (the "WARN Act") or any other applicable similar Federal, state or local law or regulation (collectively, the "Plant Closing Laws") with respect to any employee employed in connection with the Business (including Brainerd Participants), other than a Continued Employee, who suffers an "employment loss" (as that term is defined under the WARN Act) or a separation from employment or a reduction in hours of employment that with the passage of time reasonably can be expected to constitute an "employment loss" (hereinafter, "Affected Employees") prior to and through the later of the Closing Date and the final closing of the Brainerd Facility as contemplated by Section 5.14. Seller shall provide Purchaser with periodic reports (not less than bi-weekly) between the date hereof and the later of such dates, listing all individuals who, within 90 days preceding such report, became Affected Employees and shall describe with respect to each such Affected Employee the date on which such individual became an Affected Employee, the individual's date of hire and regularly scheduled hours over the preceding six months, the Affected Employee's last job title, department and job assignment, and the reason for such employment loss.

        (b)  Purchaser shall be responsible for complying with the Plant Closing Laws with respect to the Continued Employees following the Closing Date.

        (c)  Purchaser shall cooperate with Seller to provide advance notice of each anticipated employment loss as far in advance of such employment loss as practical under the circumstances to Participants who become Brainerd Participants and Non-Continuing Participants and are identified by Purchaser to Seller prior to the Closing Date.

        SECTION 5.23.    IRB Financings.    (a) Seller shall, at the sole cost of Seller, cause (a) each IRB Financing (other than the IRB Financing listed on Schedule 5.23(a) (the "Continuing IRB Financing")) to be terminated and all bonds and other obligations thereunder repaid, redeemed or fully and irrevocably defeased for redemption (on the earliest permissible redemption date following the Closing Date), in each case on or before the Closing Date, (b) any related Liens on Acquired Assets (including any related to the Continuing IRB Financing) to be released not later than the Closing Date and (c) title to all Acquired Assets leased thereunder to be transferred to Purchaser in accordance herewith not later than the Closing Date, provided that, with respect to the IRB Financing listed on Schedule 5.23(b) (the "Sale/Leaseback IRB Financing"), Seller shall be deemed to have complied with this clause (c) if as of the Closing (i) Seller has an absolute and unconditional right to receive fee simple title to the Acquired Assets leased thereunder free and clear of any Lien within 30 days following the Closing Date, (ii) the owner of such Acquired Assets has an absolute and unconditional obligation to transfer such title to Seller within such period, (iii) such owner has not given any notice or taken any action denying or disaffirming such obligation, and (iv) immediately following Closing and until such title is transferred to Purchaser, Purchaser shall have the right to use and operate such Acquired Assets substantially as used and operated by Seller on the date hereof.

        (b)  Seller agrees to use all commercially reasonable efforts to arrange for title to the Acquired Assets leased under the Sale/Leaseback IRB Financing to be transferred to Purchaser in accordance herewith not later than the Closing Date (it being understood and agreed that this obligation shall not require Seller to repay, redeem or defease the Sale/Leaseback IRB Financing prior to the Closing Date). In addition, if the Acquired Assets leased under the Sale/Leaseback IRB Financing are not delivered by the earlier of (i) the date required under the Sale/Leaseback IRB Financing and (ii) the 30th day following the Closing Date, Seller shall take all legal action (at Seller's expense) to enforce its rights under the Sale/Leaseback IRB Financing (including bringing and pursuing actions against the other parties to such financing) or otherwise obtain and transfer to Purchaser such title to such Acquired Assets as soon as practicable.

        (c)  Seller acknowledges and agrees that Purchaser shall not be subject to, or responsible for complying with, or have any liability in respect of, any restrictions, limitations, covenants or obligations imposed on Seller in connection with any IRB Financing (including the Continuing IRB Financing) or with respect to the operation or use of any Acquired Asset related thereto.

        (d)  Upon the written request of Purchaser at any time, Seller shall, as promptly as reasonably practicable and in any event within 30 days following such notice (at the sole cost of Seller), cause (i) the Continuing IRB Financing to be terminated and all bonds and other obligations thereunder repaid, redeemed or fully and irrevocably defeased for redemption (on the earliest practicable redemption date following such notice, but not earlier than the Closing Date); provided, however, that Purchaser shall not be entitled to deliver any such notice prior to the Closing Date unless Purchaser has determined in good faith that it may change the use of the Acquired Assets related to the Continuing IRB Financing within 30 days following the Closing Date or that it may have any liability in respect of any restrictions, limitations, covenants or obligations imposed on Seller in connection with the Continuing IRB Financing or with respect to the operation or use of any Acquired Asset related thereto. Following the Closing, Purchaser shall, upon the written inquiry of Seller (but not more often than once per calendar quarter), use good faith efforts to provide specific information requested by Seller regarding the use of the Acquired Assets related to the Continuing IRB Financing to the extent such information is reasonably necessary in order for Seller to determine whether such assets are being used in a manner consistent with maintaining the tax exempt status of the Continuing IRB Financing; provided that Purchaser shall not have any liability in connection with providing, or failing to provide, such information and shall be under no obligation to monitor or inform Seller of any change in use of such Acquired Assets except in response to such a quarterly inquiry.

        SECTION 5.24.    Cross-Border Leases.    With respect to all Cross-Border Leases with respect to which all necessary consents for their assignment have been delivered, at Closing Purchaser shall assume Seller's obligations, and Seller shall assign to Purchaser all of Seller's rights (including security interests) pursuant to assignment agreements (the "Cross-Border Lease Assumptions") on substantially the terms and conditions attached hereto as Exhibit H-1 and otherwise in form and substance reasonably satisfactory to Seller and Purchaser. In connection with each Cross-Border Lease Assumption, Seller shall, or shall cause its relevant affiliates to, and Purchase shall, or shall cause its designated affiliates to, enter into a Cross-Indemnity Agreement substantially on the terms and conditions set forth in Exhibit H-2 and otherwise in form and substance reasonably satisfactory to Seller and Purchaser (a "Cross-Border Indemnity Agreement"). Each Cross-Border Lease Assumption and Cross-Border Indemnity Agreement is an "Ancillary Agreement" hereunder. Seller shall (at its own expense) either cause all necessary consents for the assignment of each Cross-Border Lease to Purchaser (with no additional obligations or restrictions arising as a result of such transfer) or terminate such Cross-Border Lease and cause title to the subject assets to be transferred to Purchaser at Closing in accordance herewith, not subject to any Liens. Purchaser will (at its own expense), to the extent reasonably requested by Seller, cooperate with Seller in obtaining the necessary consents to the assignment.

        SECTION 5.25.    Audited Financial Statements.    (a) Seller shall use its commercially reasonable efforts to deliver to Purchaser prior to Closing or, if not delivered prior to Closing, as soon thereafter as practicable (i) the audited statement of financial position and the related statements of operations, shareholders' equity and cash flows of the Business (other than the Excluded Assets) at December 31, 2001 and for the year then ended (the "Audited Financial Statements"), in each case, meeting the requirements of Regulation S-X (part 210 of the Code of Federal Regulations) and (ii) an unqualified report of KPMG LLP ("KPMG") on each of the financial statements described in the preceding clause (i). Seller shall also use its commercially reasonable efforts to cause KPMG to be engaged by Purchaser, pursuant to an engagement letter in form and substance reasonably satisfactory to Purchaser, prior to Closing to consent to the use of such report as contemplated by Section 5.25(b). The first $50,000 of the cost of such audit will be borne by Purchaser, with the remainder (if any) of the cost borne by Seller.

        (b)  Seller shall, and shall cause each other member of the Seller Group, and its and their respective officers, directors and employees and shall use commercially reasonable efforts to cause each of their respective accountants and advisors to, give to Purchaser and any of its affiliates and their respective professional advisors such assistance as shall reasonably be requested by Purchaser or any of its affiliates or professional advisors in the preparation of documentation, comfort letters and opinions in connection with any private placement or any registration or registered offering of any security or any periodic report required by Applicable Law and shall use commercially reasonable efforts to cause the consent of KPMG to the inclusion of their audit reports in any registration statement, prospectus or circular issued in connection with such private placement, registration or registered offering or in any such periodic report and such other consents as shall be reasonably required by Purchaser or any of its affiliates or professional advisors. For purposes of this Section 5.25, "commercially reasonable efforts" of Seller shall not include any requirement that Seller make any payments to KPMG or any of Seller's other advisors (except for any payments with respect to which Purchaser agrees to reimburse Seller), or dismiss or not retain KPMG or any of Purchaser's other advisors. Seller shall not have any liability under this Section 5.25 if, despite its commercially reasonably efforts, KPMG or any of Seller's other advisors fails to cooperate or provide any comfort letter, consent, opinion or other document.

        SECTION 5.26.    Acquired Coating Equipment.    (a) From the date hereof until the removal of the Acquired Coating Equipment in accordance with clause (b) below, Seller shall maintain the Acquired Coating Equipment in a manner sufficient to allow Seller to fulfill its obligations under the Paper Supply Agreement. From Closing until the removal of the Acquired Coating Equipment in accordance with clause (b) below, Seller shall (i) take such actions (which, except during any Additional Brainerd Production Period or any "Additional Production Period" under the Paper Supply Agreement or as otherwise set forth in the Paper Supply Agreement shall be at Purchaser's cost and expense) with respect to the Acquired Coating Equipment as Purchaser may reasonably request and (ii) permit Purchaser and its employees, representatives, designees and agents access to the Acquired Coating Equipment at such times during regular business hours as Purchaser may reasonably request. Except as reasonably necessary to comply with the foregoing obligations and the terms of the Paper Supply Agreement, Seller shall not use or permit any other person to use the Acquired Coating Equipment and shall not permit any person access to the Acquired Coating Equipment (and shall use reasonable efforts to ensure no person gains access). Seller shall not move the Acquired Coating Equipment without Purchaser's written consent.

        (b)  Purchaser shall, as soon as reasonably practicable after the latest of (i) the Closing Date, (ii) the end of any Additional Brainerd Production Period and (iii) the last date of production of coated paper at the Brainerd Facility pursuant to the Paper Supply Agreement, at no cost to Seller, remove, or cause to be removed, the Acquired Coating Equipment from the Brainerd Facility. Seller shall provide Purchaser or its designees with such access to the Brainerd Facility as Purchaser or its designees may reasonably request to effectuate the removal of the Acquired Coating Equipment and shall otherwise cooperate with Purchaser in connection with such removal. Purchaser shall not be obligated to restore, or be liable for restoration of, the former site of the Acquired Coating Equipment (including repair of foundation or filling of holes).

        SECTION 5.27.    Financing.    Purchaser shall use all commercially reasonable efforts to ensure that it has, at Closing, cash available or available credit facilities or other financing that together are sufficient to enable it to consummate the Acquisition (collectively, "Financing"). If, on the Anticipated Closing Date, a condition set forth in Section 6.02(a), (b), clause (v) of (d), (g) or (o) would not be satisfied if the Closing were to occur on the Anticipated Closing Date, Purchaser shall, if it is not in material breach of the covenant contained in the first sentence of Section 5.27, at all times have the right to delay the Closing by a reasonable period (but, in any event, not later than the Termination Date) if it does not receive or believes in good faith that it may not have or receive sufficient funds on any scheduled Closing Date to enable it to consummate the Acquisition. In the event Purchaser would have the right to terminate this Agreement solely on the basis that the conditions set forth in Section 6.02(p) shall have become incapable of fulfillment, the Closing shall be delayed until the earlier of (x) the earliest date on which such condition (and all other conditions) can be fulfilled (or are waived) and (y) the Termination Date, and Purchaser shall continue to be obligated under this Section 5.27. Purchaser shall promptly notify Seller if and when it becomes aware that a Force Majeure will cause a failure of the condition set forth in 6.02(p).

        SECTION 5.28.    Nursery.    If Seller notifies Purchaser at least 10 business days prior to the Closing Date that Seller intends to continue using the Premises identified as the nursery property on Schedule 5.28 (the "Nursery Property") for the propagation of trees ("Nursery Activities") and the greenhouse located on the Nursery Property (the "Greenhouse") for the nurturing of seedlings ("Greenhouse Activities") then (i) the Nursery Property shall not be deemed to be an Acquired Asset in a Premises for any purpose hereunder, and (ii) prior to the Closing Date Seller shall take all action reasonably necessary or requested by Purchaser in order to impose on the Nursery Property and record on the Carlton County land records, for the sole benefit of Purchaser and its successors and assigns, a recordable restrictive covenant limiting the use of the Nursery Property to Nursery Activities and Greenhouse Activities and reflecting Purchase's option right hereunder. Seller also agrees that, if it elects to so exclude the Nursery Property from the Acquired Assets, Purchaser shall have the irrevocable right to purchase the Nursery Property from Seller for a purchase price of $50,445 if Seller determines to cease using the Nursery Property for Nursery Activities and Greenhouse Activities or to use the Nursery Property for any activities other than Nursery Activities and Greenhouse Activities or to transfer all or any portion of the Nursery Property or grant to any person (other than a member of the Seller Group) any right to use the Nursery Property. Seller shall promptly notify Purchaser in writing of any such determination and Purchaser shall have 120 days from receipt of such notice to give a written notice to Seller electing to exercise such purchase right. If Purchaser elects to exercise such purchase right, Purchaser and Seller shall use commercially reasonable efforts to complete such purchase as promptly as reasonably practicable. If Purchaser does not exercise such Purchase right, Seller shall be entitled to remove, and Purchaser shall cooperate with Seller in removing, such restrictive covenant. The terms of such purchase shall be on substantially the terms of this Agreement as they would have applied to the Nursery Property if it had been included in the Premises on the Closing Date (and otherwise on terms and conditions reasonably satisfactory to Purchaser and Seller) and upon any such purchase the Nursery Property shall be deemed to be an Acquired Asset hereunder for all purposes. If Purchaser fails to timely exercise its option to purchase the Nursery Property, then Purchaser's option to purchase shall expire automatically and Purchaser shall execute and deliver to Seller a recordable instrument extinguishing the option and the restrictive covenant. If Purchaser fails to do so, Seller may file in the Carlton County land records an affidavit establishing that Purchaser's option and the restrictive covenant has expired. Seller shall, in consultation with Purchaser, use commercially reasonable efforts to subdivide the Nursery Property into two parcels as indicated on Schedule 5.28, consisting of one parcel of approximately five acres which will include the Greenhouse (the "Greenhouse Parcel") and a second parcel of approximately 12 acres (the "Nursery Parcel"). Appropriate easements will be provided such that there is adequate access to each parcel. Following any such subdivision, the provisions of this Section 5.28 and, if such subdivision is completed prior to the Closing Date, the provisions of Section 1.05(d) as they relate to the Nursery Property) shall apply mutatis mutandi to each parcel separately with the option price of the Greenhouse Parcel being $14,837 and the option price of the Nursery Parcel being $35,608.

        SECTION 5.29.    Paper Supply Agreement.    At least 10 days prior to Closing, Seller will provide Purchaser with an estimate of the quantity and product type (including basis weights and sizes) at Closing of the finished goods Inventory that will constitute Acquired Assets. In the event that Purchaser desires to purchase from Seller after Closing coated paper products manufactured by Seller at the Brainerd Facility, Purchaser shall, on or prior to the later of seven days prior to Closing and three business days after receipt of such notice, provide Seller with a written notice thereof. The notice will set forth a non-binding forecast of the quantity (both in terms of total tons and tons per product type) and types of coated paper products that Purchaser expects to order for delivery during the term of the Paper Supply Agreement. Such notice will not commit Purchaser to purchase any specific volume or type of coated paper products.

        SECTION 5.30.    Wood Supply Agreement.    At any time prior to Closing, Purchaser may provide to Seller a binding forecast of the quantity and type (including the species mix) of the Wood Products (as defined in the Wood Supply Agreement) that Purchaser expects to order from Seller pursuant to the Wood Supply Agreement from the Closing Date until the end of the then current calendar quarter. To the extent it does not unreasonably interfere with the normal operations of the Business, prior to Closing Seller shall use commercially reasonable efforts to accommodate Purchaser's post-Closing wood procurement requirements in Seller's quarterly wood procurement planning. If, following Closing, Purchaser requests Seller to enter into longer-term wood supply arrangements, Seller agrees to negotiate in good faith with Purchaser with respect to establishing such arrangements (and Seller agrees that any such arrangements would provide Purchaser with invoicing and payment terms no less favorable to Purchaser than semi-monthly invoices payable in 30 days)

        SECTION 5.31.    Post-Closing Real Estate Work.    (a) If at any time before July 1, 2002, Purchaser discovers that any parcel comprising the Premises contains a well that has been abandoned but not sealed in accordance with Minnesota laws, Seller shall seal the well in accordance with Minnesota laws by October 1, 2002.

        (b)  Seller shall use all commercially reasonable efforts to obtain (at Seller's expense) easements, licenses or permits assuring the perpetual right to use the access roads now used between the Scanlon Woodlot (Parcels WL-1 and WL-2 identified on Schedule 3.06, the "Scanlon Woodlot") and State Highway 45 as soon as reasonably practicable.

        (c)  The parties acknowledge that titles to the railroad parcels (Parcels RR-1 through RR-5 identified in Schedule 3.06, the "Railroad Parcels") may be unmarketable due to the uncertainty of the locations of boundaries and right-of-way lines. Promptly after the Closing, Purchaser shall hire real estate counsel reasonably satisfactory to Seller (it being agreed that John Gassert, Esq., of Cloquet, Minnesota shall be satisfactory), to promptly commence and promptly complete a title registration proceeding (at Seller's expense) to establish marketable title of record for the Railroad Parcels. The proceeding shall include the judicial determination of boundaries and right-of-way lines with the placement of judicial landmarks.

        SECTION 5.32.    Sheeters.    (a) Seller agrees that it shall not sell, transfer, lease or otherwise dispose of any Sheeter except in compliance with this Section 5.32. Seller shall provide to Purchaser a notice (the "Transfer Notice") setting forth for each Sheeter the proposed price at which Seller is willing to sell such Sheeter to Purchaser (the "Transfer Price"), which price shall be set forth separately for each Sheeter and shall be payable solely in cash, and all other material terms and conditions on which Seller desires to sell each Sheeter, including, without limitation, that each Sheeter shall be sold or transferred free and clear of all liabilities, obligations or commitments of Seller or any of its affiliates and free and clear of all Liens.

        (b)  If requested by Purchaser, Seller shall negotiate in good faith and on an exclusive basis until the later of (x) 90 days following delivery of the Transfer Notice and (y) 30 days following the Closing Date (such period being referred to herein as the "Offer Period") to reach an agreement for the sale or transfer to Purchaser or its designee, as the case may be, of any Sheeter or Sheeters set forth in the Transfer Notice and shall permit Purchaser to conduct during the Offer Period a customary due diligence investigation of each such Sheeter. If no agreement is reached by Seller and Purchaser by the end of the Offer Period with respect to any Sheeter set forth in the Transfer Notice (or if Purchaser notifies Seller in writing that it is not interested in discussing the purchase of any such Sheeter), Seller or its subsidiary, as the case may be, may, thereafter, sell such Sheeter only for a cash consideration greater than 97% of the Transfer Price for such Sheeter and on other terms and conditions no less favorable, taken as a whole, to Seller or its subsidiary, as the case may be, than the terms and conditions set forth in the Transfer Notice. If Seller wishes to sell a Sheeter on any other terms, it must first deliver a new Transfer Notice setting forth the terms specified in Section 5.32(a) and follow the procedures set forth in this Section 5.32(b).

        (c)  The term "Sheeters" shall mean all the assets, rights and personal property, tangible or intangible, of the Seller Group comprising the sheeters and cutters located at the Brainerd Facility, as described on Schedule 5.32(c) hereto.

        (d)  Notwithstanding anything to the contrary in this Section 5.32, (i) Seller may negotiate for a sale of substantially all of the Brainerd Facility (including the Sheeters) as an entirety, (ii) may revoke any Transfer Notice with respect to a Sheeter at any time prior to execution of a definitive agreement being reached with respect to a sale of such Sheeter to Purchaser if a definitive agreement for the sale of such Sheeter as part of such a sale of the Brainerd Facility has been executed and (iii) may sell a Sheeter as part of such a sale of the Brainerd Facility without regard to the requirements of Section 5.32(b) regarding the terms of such sale.

        SECTION 5.33.    Power Agreements.    (a) Purchaser and Seller acknowledge and agree that the Power Agreements are integral and essential to the continued economic operation of the Cloquet Facility by Purchaser, but that the Power Agreements currently have application to multiple facilities owned and operated by Seller. Because the Power Agreements combine and blend for various purposes: (i) multiple and separate electrical loads; (ii) billing characteristics associated with multiple loads, and (iii) various liabilities and obligations of multiple industrial facilities, Purchaser and Seller agree that, as currently stated, neither the rights nor the obligations contained in the Power Agreements are directly assignable to Purchaser in conjunction with the transactions envisioned in this Agreement. In lieu of such contractual assignments, Seller shall use all commercially reasonable efforts, in consultation with Purchaser, to ensure that it has by no later than Closing either (i) obtained a waiver, in writing, from Minnesota Power of certain of Minnesota Power's contractual rights under the Power Agreements so as to permit a partial assignment from Seller to Purchaser at Closing of only those portions of Seller's rights and obligations under the Power Agreements which relate to the Cloquet Facility and the Power Generation Facilities and a retention by Seller of all other rights and obligations under the Power Agreements ("MP Waiver"); or (ii) renegotiated the Power Agreements with Minnesota Power and obtained the execution and delivery by Minnesota Power of a revised set of contracts covering the same subject matter as the Power Agreements, but which revised Power Agreements segregate the rights and obligations of Seller with respect to the Cloquet Facility and the Power Generation Facilities from the rights and obligations of Seller with respect to its other facilities (the "Revised Power Agreements"). If Seller obtains the MP Waiver and all requisite Consents of Governmental Entities (if any) with respect to the MP Waiver and the assignment of rights and obligations under the Power Agreements to Purchaser prior to Closing, the rights and obligations under the Power Agreements which relate to the Cloquet Facility and the Power Generation Facilities shall be assigned to Purchaser by Seller as, and shall be deemed to be, Acquired Assets. If Seller renegotiates Revised Power Agreements pertinent only to the Cloquet Facility and the Power Generation Facilities (the "Revised Cloquet Power Agreements") and obtains all requisite Consents of Governmental Entities with respect to such Revised Cloquet Power Agreements and assignment thereof to Purchaser, both prior to Closing, such Revised Cloquet Power Agreements shall be assigned to Purchaser by Seller as, and shall be deemed to be, Acquired Assets. Seller further agrees to use all commercially reasonable efforts, in consultation with Purchaser, to ensure that by no later than Closing, either the MP Waiver has become effective and the rights and obligations of Seller Power Agreements which relate to the Cloquet Facility and the Power Generation Facilities are assigned to Purchaser, or the Revised Cloquet Power Agreements have become effective and are assigned to Purchaser, all requisite Consents of Governmental Entities (if any) with respect to the MP Waiver or the Revised Cloquet Power Agreements and the related assignment to Purchaser have been obtained and such assignment provides Purchaser from the Closing through December 31, 2008, not less than the following:

  (A)
  a net cost of electricity per kilowatt hour at the Cloquet Facility equal to the average net cost of electricity at the Cloquet Facility during calendar year 2001, adjusted for any differences in the level of the adjustment applicable during the period pursuant to Minnesota Power's "Fuel Adjustment Clause", and further adjusted for any increase in the level of base rates charged by Minnesota Power pursuant to any rate change permitted by the Minnesota Public Utilities Commission pursuant to Minnesota law between calendar year 2001 and the time periods covered by this covenant;

  (B)
  a supply of firm power for the Cloquet Facility that, when combined with the capacity of the Power Generation Facilities being transferred to Purchaser, is at least sufficient to operate the Cloquet Facility, as configured at the time of Closing, at full capacity;

  (C)
  contractual terms and conditions with respect to increases and reductions in electrical demand by Purchaser no less favorable to Purchaser than those contained in the contractual terms and conditions of the Power Agreements;

  (D)
  a take-or-pay obligation to Minnesota Power that is limited to an obligation to pay only for the contract demand associated with the Cloquet Facility and not any other facilities of Seller; and

  (E)
  replacement firm power service for periods when the operation of the Power Generation Facilities are either unavailable, impracticable or uneconomic on terms no less favorable to Purchaser than those contained in the Power Agreements.

In the event that Consents of any kind are required in order to achieve the foregoing, Seller agrees to bear the entire cost of obtaining such Consents. In the event that Seller is unable (whether or not Seller has used all commercially reasonable efforts) to satisfy any of the requirements of this covenant (being either to negotiate and obtain the MP Waiver and assign to Purchaser at Closing rights and obligations under the Power Agreements or negotiate and assign to Purchaser at Closing the Revised Cloquet Power Agreements having all the terms and conditions specified in this Section 5.33 and to obtain all requisite Consents of Governmental Entities contemplated by this Section 5.33 on or prior to Closing), Seller agrees that from Closing through December 31, 2003, Purchaser shall be entitled to invoice Seller on a monthly basis, and Seller will be obligated to pay such invoices, in an amount sufficient to restore to Purchaser the cost of purchasing power from Minnesota Power that it would have experienced had all such requirements of this covenant been fulfilled in their entirety provided, however, that in no event shall this obligation of Seller to make Purchaser whole exceed the sum of (i) the difference between the application of Minnesota Power's Large Light and Power rate schedule to the average monthly 2001 billing parameters (including billing demand, energy usage, load factor, power factor and other similar factors) of the Cloquet Facility and the application of Minnesota Power's Large Power rate schedule to those same average monthly billing parameters, multiplied by the number of months between Closing and December 31, 2003; and (ii) the difference between that portion of the Minnesota Power monthly charges for standby and backup services invoiced to Seller during calendar year 2001 that have been allocated to the Cloquet Facility and Power Generation Facilities for internal budgeting and accounting purposes by Seller, and the monthly charges for standby and backup services invoiced by Minnesota Power to Purchaser for the Cloquet Facility and Power Generation Facilities during the period between Closing and December 31, 2003. Furthermore, in the event that Seller is unable (whether or not Seller has used all commercially reasonable efforts) to satisfy any of the requirements of this covenant by Closing, Purchaser shall have no obligation to accept from Seller either a partial assignment of the Power Agreements or an assignment of any Revised Cloquet Power Agreement, and Purchaser shall be free to use its sole discretion to determine how to contract for the power supply required by the Cloquet Facility subsequent to the Closing without impairing or reducing its right to be made whole by Seller pursuant to this paragraph.

        (b)  To the extent reasonably requested by Seller, Purchaser will consult with Seller in its efforts to satisfy the requirements of this Section 5.33. In addition, to the extent reasonably requested by Purchaser, Seller shall permit Purchaser to participate in the negotiations regarding an MP Waiver or Revised Cloquet Power Agreements. Notwithstanding the foregoing, any such consultation or participation shall not be deemed to limit the requirements of, or Seller's obligations under, this Section 5.33 (or Purchaser's right to strictly enforce such requirement) or be deemed to impose any obligations on Purchaser.

        (c)  For purposes of this Section 5.33, "commercially reasonable efforts" shall not require Seller to pay or commit to pay any amount to (or incur any obligation in favor of) Minnesota Power other than in respect of existing obligations (including being required to perform and remain liable for existing obligations under the Power Agreements) or the payment or reimbursement of ordinary transaction costs and expenses.

        SECTION 5.34.    Energy Regulation.    Seller shall, prior to the Closing Date, take all action necessary to ensure that by acquiring the Hydroelectric Facility and the Steam Turbine Facilities and assuming under this Agreement the Project Agreement between Potlach Corporation and Minnesota Power, Inc. dated July 31, 2000 (including attachments) ("Project Agreement") or any rights and obligations under Power Agreements or any Revised Power Agreements, and performing under the Hydroelectric Facility Contracts and the Steam Turbine Contracts, Purchaser shall not become subject to regulation by the FERC under Part II of the FPA, except as provided in 18 C.F.R. Part 292, Subpart F of the FERC regulations, or subject to regulation by the Securities and Exchange Commission ("SEC") as an "electric utility company", "holding company" or "subsidiary company" under PUHCA, 15 U.S.C. § 79 et seq.

ARTICLE VI

Conditions Precedent

        SECTION 6.01.    Conditions to Each Party's Obligation.    The obligation of Purchaser to purchase and pay for the Acquired Assets and the obligation of Seller to sell the Acquired Assets to Purchaser is subject to the satisfaction or waiver on or prior to the Closing of the following conditions:

          (a)  Governmental Approvals. (i) The waiting period under the HSR Act, if applicable to the consummation of the Acquisition, shall have expired or been terminated, (ii) all necessary consents and approvals under or relating to the applicable competition laws of any other applicable foreign jurisdiction shall have been received and all relevant waiting periods shall have expired or been terminated (collectively, the "Competition Condition"). All other authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity listed on Schedule 6.01(a) or otherwise necessary for the consummation of the Acquisition shall have been obtained or filed or shall have occurred, including the filing and effectiveness of a notice of exemption with, or otherwise obtaining the approval of, the STB and all required filings with and approvals of FERC (including the Final Order); provided, however, that (x) receipt of the Final Order from FERC shall not be a condition to the Closing in the event Purchaser provides the Hydroelectric Facility Notice and such notice has not been rescinded or deemed rescinded at or prior to Closing and (y) receipt of approval of the Minnesota Public Utilities Commission to any MP Waiver or Revised Cloquet Power Agreements or any related assignment to Purchaser as contemplated by Section 5.33 shall not be a condition to Closing.

          (b)  No Injunctions or Restraints. No Applicable Law or injunction enacted, entered, promulgated, enforced or issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the Acquisition shall be in effect.

        SECTION 6.02.    Conditions to Obligation of Purchaser.    The obligation of Purchaser to purchase and pay for the Acquired Assets is subject to the satisfaction (or waiver by Purchaser) on or prior to the Closing Date of the following conditions:

          (a)  Representations and Warranties. The representations and warranties of Seller in this Agreement and the Ancillary Agreements that are qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date) and Purchaser shall have received a certificate signed by an authorized officer of Seller to such effect; provided, however, that the failure of a representation or warranty to be true and correct at any time (other than a failure resulting from fraud or intentional breach) shall not constitute a failure of the condition contained in this Section 6.02(a) if such failure shall have been Cured as of the Closing.

          (b)  Performance of Obligations of Seller. Seller shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Seller by the time of the Closing, and Purchaser shall have received a certificate signed by an authorized officer of Seller to such effect; provided, however, that the non-performance or non-compliance with an undertaking or agreement at any time (other than non-performance or non-compliance representing fraud or intentional breach) shall not constitute a failure of the condition contained in this Section 6.02(b) if such non-performance or non-compliance shall have been Cured as of the Closing.

          (c)  Opinion of Seller's Counsel. Purchaser shall have received an opinion dated the Closing Date of each of (i) Pillsbury Winthrop LLP, counsel to Seller, substantially in the form of Exhibit I-1, (ii) Chadbourne & Parke, energy regulatory counsel to Seller substantially in the form of Exhibit I-2, (iii) Fritz R. Kahn, P.C., railroad counsel to Seller, substantially in the form of Exhibit I-3, (iv) Hogan & Hartson L.L.P., industrial revenue bonds counsel to Seller, substantially in the form of Exhibit I-4, and (v) Rudy, Gassert, Yetka & Pritchett, P.A., Minnesota counsel to Seller, substantially in the form of Exhibit I-5, and (vi) Ralph Davisson, Esq., general counsel of Seller, substantially in the form of Exhibit I-6.

          (d)  Absence of Proceedings. There shall not be pending or threatened by any Governmental Entity any Proceeding (or by any other person any Proceeding that has a reasonable likelihood of success) (i) challenging or seeking to restrain or prohibit the Acquisition or any other transaction or the inclusion or enforcement of any covenant (including any covenant contained in Section 5.14) contemplated by this Agreement or the Ancillary Agreements or seeking to obtain from Purchaser or any of its affiliates in connection with the Acquisition any damages that are material in relation to Purchaser and its subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by Purchaser or any of its affiliates of any portion of the business or assets of Purchaser (excluding the Business) or any of its affiliates or any material portion of the Business or any material Acquired Asset or prohibit or limit the ownership of any Acquired Coating Equipment, or to compel Purchaser or any of its affiliates to dispose of or hold separate any portion of the business or assets of Purchaser (excluding the Business) or any of its affiliates or any material portion of the Business or any material Acquired Asset or prohibit or limit the ownership of any Acquired Coating Equipment, in each case as a result of the Acquisition or any of the other transactions contemplated by this Agreement, (iii) seeking to impose limitations on the ability of

  Purchaser to acquire or hold, or exercise full rights of ownership of, any material Acquired Asset or to acquire or hold any Acquired Coating Equipment or the ability of Purchaser to enforce any material rights (including those set forth in Section 5.14) contemplated by this Agreement or any Ancillary Agreement, (iv) seeking to prohibit Purchaser or any of its affiliates from effectively controlling in any material respect the Business, (v) seeking to require Purchaser or any of its affiliates to assume, or seeking to impose on Purchaser or any of its affiliates, any material Excluded Liability (other than any Labor Contract) or seeking to impose a Lien on any Acquired Assets or any other assets of Purchaser or any of its affiliates in respect of any material Excluded Liability (provided that the existence of any Proceeding or threatened Proceeding of the type described in this clause (v) by any person other than a Governmental Entity shall not constitute a failure of the condition contained in this Section 6.02(d) if it shall have been Cured as of the Closing) or (vi) seeking to cause Purchaser to assume a Labor Contract or any term or condition thereof if such Proceeding is based on any action or failure to act (whether prior to, on or after the date hereof) by a member of the Seller Group or any of its employees, representatives or agents (including the entering into of any Labor Contract, other than any Labor Agreement).

          (e)  Title Insurance and Survey. Purchaser shall have received an ALTA Owner's Extended Coverage Title Insurance Policy with respect to each Owned Property listed on Schedule 6.02(e) (each an "Insured Property"), issued by an internationally recognized title insurance company, written and marked-up as of the Closing Date, insuring Purchaser in such amounts as Purchaser shall reasonably require and including such endorsements as are listed on Schedule 6.02(e) (as modified in the manner set forth on such Schedule). Such title insurance policy shall insure fee simple title, equitable title, easement or leasehold title (as the case may be) to each Insured Property, free and clear of all Liens and other matters other than those permitted by Section 3.06. Purchaser shall have received from Seller an appropriately certified ALTA/ACSM Land Title Survey, for each of the Insured Properties, that shall not reveal any condition not permitted by Section 3.06.

          (f)    Transfer Taxes. Seller shall have prepared, executed and filed all material returns, questionnaires, applications or other documents regarding any Transfer Tax that is required to be filed.

          (g)  Consents. Seller shall have delivered to Purchaser (i) written consents from all third parties listed on Schedule 6.02(g) (including, to the extent indicated on Schedule 6.02(g), consents to partial assignments of Contracts), (ii) written consents from all other parties not set forth on Schedule 3.03 as of the date hereof that are reasonably necessary to consummate the transactions contemplated hereby or to permit Purchaser to continue to conduct the Business (other than operation of the Brainerd Facility) substantially as it is being conducted on the date hereof and (iii) estoppel certificates from the landlords under the leases for the Distribution Center Facilities in substantially the form attached hereto as Exhibit J; provided, however, that the failure of Seller to deliver a consent shall not constitute a failure of the condition contained in this Section 6.02(g) if Seller is not in material breach of its obligations under Section 5.05(d) and such failure is Cured as of the Closing. This Agreement and the Acquisition shall have been approved by the South African Reserve Bank. The STB shall not have (i) imposed any conditions or requirements or denied any portion of the notice filed with it in connection with the Acquisition or (ii) imposed any labor protective conditions for the benefit of employees of the Railroad that have had or could reasonably be expected to have a Seller Material Adverse Effect.

          (h)  Other Documents. Seller shall have furnished to Purchaser such other customary documents relating to Seller's corporate existence and authority (including copies of resolutions of the board of directors of Seller), absence of Liens other than Permitted Liens, and such other matters as Purchaser or its counsel may reasonably request.

          (i)    Affiliate Contracts. The Affiliate Contracts listed on Schedule 3.22 will be in full force and effect with Purchaser substituted for Seller as a party thereto.

          (j)    Ancillary Agreements. All the Ancillary Agreements listed on Schedule 6.02(j) (excluding (x) the Coated Paper Products Supply Agreement unless Purchaser has delivered the notice contemplated by Section 5.29 and (y) the Escrow Agreement and the Operating and Maintenance Agreement unless Purchaser has delivered the Hydroelectric Facility Notice and such notice has not been rescinded or deemed rescinded) shall have been executed and delivered by all parties thereto (other than Purchaser and its affiliates) in the form contemplated by this Agreement and shall be in full force and effect. No state of facts, change, development, effect, condition or occurrence that has, or could reasonably be expected to have, an adverse effect on the ability of any party to any Ancillary Agreement (other than Purchaser) to perform in all material respects its respective obligations thereunder shall have occurred or shall exist.

          (k)  Permits. Purchaser shall have obtained or be reasonably satisfied with its ability to obtain promptly following the Closing all Permits reasonably necessary for it to conduct the Business (other than operation of the Brainerd Facility) substantially as conducted by Seller at the date hereof.

          (l)    Tax Certificates. Seller shall deliver to Purchaser at the Closing a certificate in form and substance satisfactory to Purchaser, duly executed and acknowledged, certifying all facts necessary to exempt the transactions contemplated hereby from withholding pursuant to the provisions of the Foreign Investment in Real Property Tax Act.

          (m)  Cross-Border Leases. Each Cross-Border Lease shall have been transferred to Purchaser or terminated in each case as set forth in Section 5.24. In the case of transfer, (i) Seller and each other member of the Seller Group shall have provided all notices required under each Cross-Border Lease Assumption for the transfer to become effective, and Purchaser shall have received written confirmation, in form and substance reasonably satisfactory to Purchaser, from each other party to each Cross-Border Lease Assumption confirming the effectiveness of such transfer and (ii) Purchaser shall have an ownership interest in all machinery, equipment and other property and assets subject to such Cross-Border Lease together with a first priority perfected security interest in all of the lessor's interest in such machinery, equipment and other property and assets, and such machinery, equipment and other property and assets shall be free of any Liens other than such Cross-Border Lease and such Liens in favor of Purchaser or its affiliates. In the case of termination, full ownership of all machinery, equipment and other property and assets previously subject to each terminated Cross-Border Lease shall have been transferred at closing by Seller to Purchaser in fee simple as an Acquired Asset free from any Liens other than Permitted Liens and otherwise pursuant to the terms of this Agreement.

          (n)  IRB Financings. Each IRB Financing, other than the Continuing IRB Financing except to the extent required by Section 5.23, shall have been repaid, redeemed or fully defeased, in each case as set forth in Section 5.23, and full ownership of all machinery, equipment and other property and assets previously subject to any IRB Financing shall have been transferred at Closing by Seller to Purchaser in fee simple as an Acquired Asset free from any Liens other than Permitted Liens and otherwise pursuant to the terms of this Agreement (except to the extent permitted otherwise pursuant to Section 5.23 with respect to the Sale/Leaseback IRB Financing, provided that Seller has complied with its obligations under Section 5.23).

          (o)  Seller Material Adverse Effect. There shall not have occurred any Seller Material Adverse Effect during the period from the date hereof to Closing, other than any Seller Material Adverse Effect due to changes after the date hereof proximately caused by (i) United States or global economic conditions or financial markets in general and not affecting the Business disproportionally to others in the paper industry in similar lines of business, (ii) conditions affecting the paper industry generally and not affecting the Business disproportionally to others in the paper industry in similar lines of business or (iii) the effect of the announcement of the transactions contemplated hereby on customer relationships of the Business but only if the effect on the customer relationship is caused by an action or failure to act of Purchaser; provided, however, that the occurrence of any Seller Material Adverse Effect shall not constitute a failure of the condition contained in this Section 6.02(o) if such Seller Material Adverse Effect has been Cured as of the Closing.

          (p)  Force Majeure Events Affecting Financing. There shall not have occurred, after the date hereof, any Force Majeure Event (as defined below) having a direct or indirect continuing effect, that (i) does not relate primarily to Purchaser or any of its affiliates or Seller or any of its affiliates or the Business or the paper industry generally or the economy generally and (ii) does not result directly or indirectly from any action or failure to act by Purchaser or any of its affiliates and (iii) individually, or when aggregated with other Force Majeure Events occurring after the date hereof and having a direct or indirect continuing effect, is of such major significance that Purchaser and its affiliates, for reasons other than (a) the Creditworthiness of Purchaser or any of its affiliates (other than to the extent affected directly or indirectly by such Force Majeure Events) or the Business or (b) the ability of Purchaser or any of its affiliates to satisfy any term or condition under its credit facilities related to Purchaser or any of its affiliates or their Creditworthiness (other than to the extent affected directly or indirectly by such Force Majeure Events) or the Business or its Creditworthiness, or (c) the lack of availability under, any of its credit facilities (other than to the extent affected directly or indirectly by such Force Majeure Events), are unable to borrow on the Closing Date funds sufficient to permit it to consummate the Acquisition, and (iv) has had, or could reasonably be expected to have, a similar impact on other similarly situated borrowers (and such impact is not limited to or primarily of relevance to paper industry participants or coated paper industry participants or the Business); provided, however, that the condition set forth in this clause (p) shall be deemed satisfied if Purchaser, at Closing (x) has, or has received pursuant to the Financing, funds sufficient to permit it to consummate the Acquisition or (y) is in material breach of Section 5.27.

          As used herein, the term "Force Majeure Event" shall mean any major event (or the acceleration, escalation or worsening of any major event existing on the date hereof) beyond the reasonable control of Purchaser or any of its affiliates (other than cyclicality or seasonality in the paper industry generally, the coated paper industry generally or the economy generally), of the type which is any of the following: any order, decree, law, regulation or other action of any nature whatsoever of any court or Government Authority; war (whether or not declared) or hostilities, national emergency, terrorist action or any other national or international calamity or crisis; explosion; act of God; civil commotion; earthquake; flood; failure or disruption of service involving public utilities, communication facilities, funds transfer systems or commercial transport; unavailability of, or material reduction in the supply of, essential raw materials or intermediates; or any other similar or otherwise extraordinary event. As used herein, the term "Creditworthiness" shall mean, with respect to the Business or any person, the creditworthiness, the financial condition or the availability, quality or amount of collateral of the Business or such person, as the case may be.

          (q)  Acquired Coating Equipment. In addition to transferring to Purchaser or its designees good and marketable title to the Acquired Assets, free and clear of all Liens other than Permitted Liens, Seller shall have transferred to Purchaser good and marketable title to the Acquired Coating Equipment, free and clear of all Liens other than Permitted Liens.

          (r)  Energy Regulation. Purchaser shall be reasonably satisfied that Seller shall have taken all necessary action to ensure that by acquiring the Hydroelectric Facility and the Steam Turbine Facilities and assuming under this Agreement the Project Agreements or any rights and obligations under Power Agreements or any Revised Power Agreements, and performing under the Hydroelectric Facility Contracts and the Steam Turbine Contracts, Purchaser shall not become subject to regulation by the FERC under Part II of the FPA, except as provided in 18 C.F.R. Part 292, Subpart F of the FERC regulation, or subject to regulation by the SEC as an "electric utility company", "holding company" or "subsidiary company" under PUHCA, 15 U.S.C. § 79 et seq.

        SECTION 6.03.    Conditions to Obligation of Seller.    The obligation of Seller to sell, assign, convey, and deliver the Acquired Assets is subject to the satisfaction (or waiver by Seller) on or prior to the Closing Date of the following conditions:

          (a)  Representations and Warranties. The representations and warranties of Purchaser made in this Agreement and the Ancillary Agreement that are qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date). Seller shall have received a certificate signed by an authorized officer of Purchaser to such effect.

          (b)  Performance of Obligations of Purchaser. Purchaser shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser by the time of the Closing, and Seller shall have received a certificate signed by an authorized officer of Purchaser to such effect.

          (c)  Transfer Taxes. Purchaser shall have prepared, executed and filed all material returns, questionnaires, applications or other documents regarding any Transfer Tax that is required to be filed by Purchaser prior to Closing.

          (d)  Opinion of Purchaser's Counsel. Seller shall have received an opinion dated the Closing Date of Cravath, Swaine & Moore, counsel to Purchaser, substantially in the form of Exhibit K.

          (e)  Absence of Proceedings. There shall not be pending or threatened by any Governmental Authority, any Proceeding (or by any other person any Proceeding that has a reasonable likelihood of success) challenging or seeking to restrain or prohibit the Acquisition or any other transaction contemplated by this Agreement or the Ancillary Agreements or seeking to obtain from Seller or any of its subsidiaries in connection with the Acquisition any damages that are material in relation to Seller and its subsidiaries taken as whole.

          (f)    Other Documents. Purchaser shall have furnished to Seller such other customary documents relating to Purchaser's corporate existence and authority (including copies of resolutions of Purchaser's board of directors) and such other matters as Seller or its counsel may reasonably request.

          (g)  Affiliate Contracts. The Affiliate Contracts listed on Schedule 3.22 will be in full force and effect with Purchaser substituted for Seller as a party thereto.

          (h)  Ancillary Agreements. All the Ancillary Agreements listed on Schedule 6.02(j) (excluding (x) the Coated Paper Products Supply Agreement unless Purchaser has delivered the notice contemplated by Section 5.29 and (y) the Escrow Agreement and the Operating and Maintenance Agreement unless Purchaser has delivered the Hydroelectric Facility Notice and such notice has not been rescinded or deemed rescinded) shall have been executed and delivered by Purchaser in the form contemplated by this Agreement and shall be in full force and effect.

        SECTION 6.04.    Failure of Closing Conditions.    Neither Purchaser nor Seller may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party's failure to act in good faith or to use its reasonable efforts to cause the Closing to occur, as required by Section 5.05. If Purchaser has delivered a Hydroelectric Facility Notice and such notice has not been rescinded or deemed rescinded, neither Purchaser nor Seller may rely (for purposes of the Closing) on the failure of any condition set forth in this Article VI to be satisfied if the sole cause of such failure was the failure to obtain the Final Order prior to Closing.

        SECTION 6.05.    Ability to Cure.    (a) A failure of a representation or warranty of Seller to be true and correct, any non-performance or non-compliance by Seller with an undertaking or agreement, the existence of a pending or threatened Proceeding, any failure by Seller to deliver a consent or the occurrence of a Seller Material Adverse Effect (each, a "Violation") shall be deemed "Cured" to the extent permitted by and for purposes of Section 6.02 only if Seller shall have, in consultation with Purchaser, subject to paragraph (b) below, paid in full all such amounts and taken all such other actions as are necessary to ensure (or, if all Violations (in the aggregate) have had or could reasonably be expected to have a Seller Material Adverse Effect, to ensure to the reasonable satisfaction of Purchaser) that after giving effect to such Cure (i) Purchaser Indemnified Parties have not suffered and will not suffer any direct or indirect Losses (including such as are or may be suffered indirectly as a current or future adverse effect on the business, assets, financial condition, or results of operation of the Business) or be in violation of or non-compliance with any Applicable Law by reason of such Violation (or such action by Seller to cure such Violation) or, in the case of a Violation of a representation or warranty, the facts and circumstances giving rise to such Violation, (ii) such Violation has not and will not result in any of the prohibitions, limitations or other requirements or consequences of the type described in Section 6.02(d) (whether or not relating to any Proceeding), and (iii) such Violation (or such action by Seller to cure such Violation), alone or together with all other Violations, has not impaired and will not impair (and, in the case of a Violation of a representation or warranty, the facts and circumstances giving rise to such Violation do not represent, as compared to the facts and circumstances disclosed pursuant to such representation or warranty on the date hereof, an impairment of) (A) the ability of Seller to perform its obligations under this Agreement or the Ancillary Agreements, (B) the ability of Purchaser to conduct the Business (other than the operation of the Brainerd Facility) substantially as conducted by Seller on the date of the Balance Sheet and the Closing Date (including Purchaser's ability to (x) continue uninterrupted and timely customer supply of products of the Business of the same quality as previously supplied and (y) transition production at the Brainerd Facility to other facilities), (C) the ability of Purchaser to continue to operate and use any material Acquired Asset, (D) the ability of Purchaser to establish in its sole discretion the terms and conditions of employment of the Continued Employees or (E) any material customer relationship of the Business.

        (b)  For purposes of determining whether a Violation has been Cured, if on the Closing Date there are any Violations (or the facts and circumstances giving rise to such Violations) that have resulted or could reasonably be expected to result in Losses to any Purchaser Indemnified Parties, then to the extent such Violations can be completely Cured by a monetary payment, such Violations shall be deemed Cured if (and only if):

          (i)    where the maximum possible aggregate amount of such Losses arising from all such Violations is less than $10,000,000, Seller either (A) pays to Purchaser at Closing the full amount of all such possible Losses through an adjustment to the Purchase Price or (B) fully indemnifies Purchaser Indemnified Parties for all such Losses pursuant to Section 8.01(a)(xiii); and

          (ii)  where the maximum possible aggregate amount of such Losses arising from all such Violations is equal to or greater than $10,000,000, Seller either (A) pays to Purchaser at Closing the full amount of all such possible Losses through an adjustment to the Purchase Price or (B) otherwise fully protects the Purchaser Indemnified Parties from all such Losses pursuant to arrangements reasonably satisfactory to Purchaser.

        (c)  For purposes of determining whether a Violation has been Cured, Purchaser's rights under Section 1.04(b) to obtain economic claims, rights and benefits and under Article VIII or otherwise to seek remedies against Seller or any other person shall not be taken into account. It is understood and agreed that, in the case of a Violation of a representation or warranty, providing information that corrects or supplements the representation or warranty to which such Violation relates shall not constitute a Cure of such Violation. The Cure of any Violation (including Purchaser's explicit or implicit satisfaction with any such Cure) shall not be deemed to limit (i) any right of Purchaser hereunder (including its rights under Article VIII if Losses are sustained) or otherwise (subject to the provisions hereof) other than Purchaser's rights under Section 6.02 or (ii) the obligations of Seller hereunder. To the extent any Cure involves any payment or indemnification (including, without limitation, pursuant to Section 6.05(b)), such payment or indemnification shall not be subject to, or applied in determining the applicability of, any limitation set forth in Article VIII (including, without limitation, Section 8.01(b)). To the extent reasonably requested by Seller, Purchaser will consult with Seller in any efforts by Seller to Cure a Violation; provided, however, that any such consultation shall not be deemed to limit the requirements of this Section 6.05 with respect to whether a Violation is Cured (or Purchaser's right to strictly enforce such requirements) or be deemed to impose any obligations on Purchaser.

        (d)  If a Violation exists with respect to a condition set forth in Section 6.02(a), (b), clause (v) of (d), (g) or (o) that, individually or in aggregate with other Violations, would result in such condition not being satisfied, Seller shall give written notice of all such Violations to Purchaser as promptly as practicable and, in any event, at least five business days prior to the Closing Date (which notice shall describe in reasonable detail the Violation as well as any intended Cure) and shall have the right to delay the Closing by a reasonable period (but, in any event, not later than the Termination Date) if such Violation can reasonably be expected to be Cured during such period.

        (e)  Except with the consent of Purchaser, a Violation constituting a failure to obtain a Consent reasonably necessary to consummate the transactions contemplated hereby or to permit Purchaser to continue to conduct the Business (other than operation of the Brainerd Facility) substantially as conducted on the date of the Balance Sheet or as currently conducted or a breach of a representation or warranty with respect to title to Acquired Assets reasonably necessary to consummate the transactions contemplated hereby or to permit Purchasers to continue to conduct the Business (other than operation of the Brainerd Facility) as conducted on the date of the Balance Sheet or as currently conducted or to Acquired Coating Equipment shall not be deemed Cured by any means other than obtaining such Consent or causing such representation or warranty to be correct (i) in the case of a Consent, if Seller is in material breach of its obligation hereunder to obtain such Consent or (ii) at any time prior to the 30th day prior to the Termination Date (after which time Seller, shall, subject to clause (i), have the right to Cure such Violation to the extent permitted by this Section 6.05).

        SECTION 6.06.    Catastrophic Events.    If there occurs after the date hereof, a catastrophic event resulting in material damage or destruction to the physical Acquired Assets (a "Catastrophic Event") that (i) cannot reasonably be cured through repair, replacement or restoration prior to the Termination Date, (ii) would have a material adverse effect on the Business and (iii) does not arise from Seller's intentional or grossly negligent breach of any obligation hereunder, and promptly following such Catastrophic Event Seller provides Purchaser with written notice of such Catastrophic Event (including a reasonably detailed description of the extent of such damage or destruction) acknowledging that Purchaser has an immediate and continuing right to terminate this Agreement, then Purchaser shall have until the date (in no event later than 90 days after the date of such notice) that is the later of the next scheduled Closing Date (or, if no Closing Date has been scheduled, the Anticipated Closing Date) and 30 days after such notice to decide if it wishes to terminate this Agreement. If Purchaser decides to terminate this Agreement on the basis of such damage or destruction, neither party shall have any liability arising from such Catastrophic Event or any breach of this Agreement resulting from such Catastrophic Event or Purchaser's election to terminate this Agreement. If Purchaser determines not to exercise such termination right and the Closing occurs, Purchaser's right to be indemnified under Article VIII for Losses in respect of breaches resulting from such Catastrophic Event, shall be limited to the amount recoverable under Seller's Business Insurance Policies relating thereto.

ARTICLE VII

Termination, Amendment and Waiver

        SECTION 7.01.    Termination.    (a) Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Acquisition and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

          (i)    by mutual written consent of Seller and Purchaser;

          (ii)  by Seller if any of the conditions set forth in Section 6.01 or 6.03 shall have become incapable of fulfillment on or prior to the Termination Date (as defined below) and shall not have been waived by Seller, unless the failure of such condition is the result of a material breach of this Agreement by Seller;

          (iii)  by Purchaser if any of the conditions set forth in Section 6.01 or 6.02 shall have become incapable of fulfillment on or prior to the Termination Date and shall not have been waived by Purchaser, unless the failure of such condition is the result of a material breach of this Agreement by Purchaser; and

          (iv)  by Seller or Purchaser, if the Closing does not occur on or prior to September 20, 2002 (the "Termination Date"), for any reason other than a breach of this Agreement by the terminating party, including failure to fulfill any of the closing conditions.

        (b)  In the event of termination by Seller or Purchaser pursuant to this Section 7.01, written notice thereof shall forthwith be given to the other and the transactions contemplated by this Agreement shall be terminated, without further action by any party. If the transactions contemplated by this Agreement are terminated as provided herein, Purchaser shall return all documents and other material received from Seller relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to Seller.

        SECTION 7.02.    Effect of Termination.    If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in Section 7.01, this Agreement shall become null and void and of no further force and effect, except for the provisions of (i) Section 5.04 relating to the obligation of Purchaser and Seller to keep confidential certain information and data obtained by it from the other party, (ii) Section 5.06 relating to certain expenses, (iii) Section 5.07 relating to finder's fees and broker's fees, (iv) Section 7.01 and this Section 7.02 and (v) Section 5.12 relating to publicity, which shall survive such termination. Subject to Section 9.14, nothing in this Section 7.02 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

        SECTION 7.03.    Amendments and Waivers.    This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. By an instrument in writing Purchaser, on the one hand, or Seller, on the other hand, may waive compliance by the other party with any term or provision of this Agreement that such other party was or is obligated to comply with or perform.

ARTICLE VIII

Indemnification

        SECTION 8.01.    Indemnification by Seller.    (a) Seller shall indemnify Purchaser and its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives ("Purchaser Indemnified Parties") against, and hold them harmless from, any loss, liability, claim, diminution in value, damage or expense (including reasonable legal fees and expenses and including reasonable expenses incurred by an indemnified party by reason of the enforcement and protection of its rights under this Agreement) ("Losses"), arising from, in connection with or otherwise with respect to:

          (i)    any breach of any representation or warranty of Seller contained in this Agreement, in any Ancillary Agreement or in any document delivered in connection herewith (it being agreed and acknowledged by the parties that for purposes of Purchaser's right to indemnification pursuant to this Section 8.01 the representations and warranties of Seller (other than the representations and warranties contained in Sections 3.03, 3.05(a) (including to the extent referred to in Section 3.06(a)), the last sentence of 3.06(a), 3.06(d), the first sentence of 3.07(a), 3.08(a), 3.16(e), 3.19, 3.23, 3.24, 3.25 and 3.31) shall be deemed not qualified by any references therein to materiality generally or to whether or not any breach results or may result in a Seller Material Adverse Effect);

          (ii)  any breach of any covenant of Seller contained in this Agreement or in any Ancillary Agreement;

          (iii)  any Excluded Liability (including any Pre-Closing Environmental Liability and Unknown Pre-Closing On-Site Environmental Liability, except to the extent provided in Section 8.01(c) with respect to Minor Pre-Closing On-Site Environmental Liabilities), regardless of whether there has been any disclosure to Purchaser or a breach of any related representation or warranty;

          (iv)  fraudulent transfer laws or the failure to comply with statutory provisions relating to bulk sales and transfers;

          (v)  any fees, expenses or other payments incurred or owed by Seller to any brokers, financial advisors or other comparable persons retained or employed by it in connection with the transactions contemplated by this Agreement or by any Ancillary Agreement;

          (vi)  claims by officers and directors of any member of the Seller Group in connection with their service as officers and directors and their resignation or removal from office in connection with the Acquisition;

          (vii) the grant, issuance, cancelation, termination or settlement of any stock appreciation rights, stock options, restricted stock, performance shares or units or other incentive compensation involving capital stock of Seller or any of its affiliates or the performance or value of Seller or any of its affiliates or their capital stock granted to employees of any member of the Seller Group;

          (viii) any Cross-Border Lease or the assignment, novation, termination or continuation of any Cross-Border Lease (including in respect of any obligation, including any payment obligation (including any termination payment or indemnification payment) under, or any breach by any party of its obligations under, any Cross-Border Lease) except to the extent specifically provided otherwise in a Cross-Border Lease Assumption with respect to such Cross-Border Lease;

          (ix)  the termination, redemption, repayment or defeasance by Seller of any tax-exempt bond financing arrangement;

          (x)  any shutdown or discontinuance of operations by Seller involving the Brainerd Facility;

          (xi)  any employee protective conditions, whether imposed by the STB or predicated on the Railway Labor Act or the Labor Agreements;

          (xii) any IRB Financing (whether due to any action or failure to act by Purchaser, Seller or any other person or otherwise);

          (xiii) subject to Section 8.03(b), any Violation that is Cured, or deemed to be Cured, pursuant to Section 6.05;

          (xiv)  the absence of a documented right of access to the Scanlon Woodyard assuring a perpetual right to use the access roads used on the date hereof between the Scanlon Woodyard and State Highway 45;

          (xv)  uncertainty of the locations of boundaries and right-of-way lines with respect to the Railroad Parcels;

          (xvi)  the matters described in the letter dated March 13, 2002, from Seller to FERC, included on Schedule 3.13; or

          (xvii) any failure by Seller to transfer to Purchaser title to any Acquired Asset related to the Sale/Leaseback IRB Financing within 30 days following the Closing Date in accordance with Section 5.23 or any inability of Purchaser to use or operate any such Acquired Asset prior to such transfer substantially as used and operated by Seller on the date hereof.

        (b)  Seller shall not have any liability:

          (i)    under clause (i) of Section 8.01(a) (or under clause (ii) of Section 8.01(a) in respect of any breach of the covenant contained in Section 5.01(b), 5.01(c)(vii)(A), or Section 5.10) unless the aggregate of all Losses for which it would, but for this clause (i), be liable exceeds on a cumulative basis an amount equal to $5,000,000, and then only to the extent of such excess;

          (ii)  under clause (i) of Section 8.01(a) (or under clause (ii) of Section 8.01(a) in respect of any breach of the covenant contained in Section 5.01(b), 5.01(c)(vii)(A), or Section 5.10) for any individual items where the Loss relating thereto is less than $20,000 on an individual basis (or as part of a group of related claims, or claims that, although unrelated, originate from a common set of facts), unless the aggregate of all such Losses exceeds on a cumulative basis $1,000,000, and then only to the extent of such excess;

          (iii)  under clause (i) of Section 8.01(a) (or under clause (ii) of Section 8.01(a) in respect of any breach of the covenant contained in Section 5.01(b), 5.01(c)(vii)(A), or Section 5.10) in excess of $150,000,000; or

          (iv)  under Section 8.01(a)(iii) for any Losses arising out of any required assumption or any imposition of a Labor Contract or any term or condition thereof on Purchaser unless such assumption or imposition was caused by any action or failure to act (whether prior to, on or after the date hereof) by any member of the Seller Group or any of its employees, representatives or agents (including the entering into of any Labor Contract, other than the Labor Agreements);

provided that (x) the foregoing limitations shall not be applicable to indemnity claims relating to representations or warranties relating to title to the Acquired Assets in Sections 3.05, 3.06, 3.07, 3.10 or 3.29 or in any Ancillary Agreement or any other transfer document delivered in connection herewith or relating to breaches under Section 3.16 (or Section 5.10, to the extent relating to Section 3.16) or Section 9(a) of the Wood Supply Agreement or Section 8(a) of the Paper Supply Agreement or Clause 9.1(i) of the Cross-Border Indemnity Agreement and (y) the limitation in clause (iii) shall not be applicable to indemnity claims relating to breaches under Section 3.15 or 3.20(b) (or Section 5.10 to the extent relating to Section 3.15 or 3.20(b); provided, further, that, anything herein to the contrary notwithstanding, Seller shall have no liability under Section 8.01(a)(i) or (a)(ii) for any breach of an Ancillary Agreement to the extent such Ancillary Agreement expressly limits Seller's liability for such breach (and then only to the extent of such limitation).

        (c)  Without limiting any liability of Seller under clause (i) of Section 8.01(a), Seller shall not have any liability under clause (iii) of Section 8.01(a) for an Unknown Pre-Closing On-Site Environmental Liability if the aggregate of all Losses relating to such Unknown Pre-Closing On-Site Environmental Liability is less than $50,000 on an individual basis (or as part of a group of related claims or claims that, although unrelated, originate from a common set of facts) (a "Minor Pre-Closing On-Site Liability") unless the aggregate for all such Losses relating to all such Minor Pre-Closing On-Site Liabilities exceeds on a cumulative basis $250,000 and then Seller shall have liability for all Losses (other than such initial $250,000) relating to Unknown Pre-Closing On-Site Liabilities. The term "Unknown Pre-Closing On-Site Environmental Liabilities" shall mean any cost or expense of investigation or cleanup of the Premises after the Closing Date as a result of any loss, claim, demand, requirement, lawsuit, responsibility, liability, obligation or commitment arising out of Environmental Laws (other than with respect to any of the matters disclosed on Schedule 1.03(b)(xxi), Schedule 3.13 or Schedule 3.20(b) and related to any condition of the Premises existing on or prior to the Closing Date which condition at any time requires investigation or cleanup, but only if such loss, claim, demand, requirement, lawsuit, responsibility, liability, obligation or commitment relates solely to investigation or cleanup of the Premises. In the event Seller would be required under any Environmental Law to undertake investigation or cleanup of the Premises in respect of a Minor Pre-Closing On-Site Liability for which Seller would not, pursuant to this Section 8.01(c), have liability, Purchaser shall, to the extent requested in writing by Seller, undertake such investigation or cleanup (at its own cost and expense provided that the aggregate Losses relating to such Minor Pre-Closing On-Site Liability do not exceed $50,000 and subject to such $250,000 limit). For the avoidance of doubt, the aggregate Losses excluded from clause (iii) of Section 8.01(a) shall not exceed $250,000 and no Losses shall be excluded from clause (iii) of Section 8.01(a) in respect of any Unknown Pre-Closing On-Site Liability if the aggregate of all Losses related thereto exceed $50,000.

        (d)  Except as otherwise specifically provided in this Agreement, in any Ancillary Agreement or in any Additional Seller Document, Purchaser acknowledges that its sole and exclusive monetary remedy after the Closing with respect to any and all claims relating to this Agreement and the Ancillary Agreements, the Acquisition and the other transactions contemplated hereby and thereby, the Business and its assets and liabilities (other than claims of, or causes of action arising from, fraud or intentional breach) shall be pursuant to the indemnification provisions set forth in this Article VIII or in any Ancillary Agreement. In furtherance of the foregoing, Purchaser hereby waives, from and after the Closing, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud or intentional breach) for damages it may have against Seller arising under or based upon this Agreement, any Ancillary Agreement, any Additional Seller Document, any Applicable Law (including any relating to environmental matters) or otherwise (except pursuant to the indemnification provisions set forth in this Section 8.01 or in any Ancillary Agreement).

        (e)  The right to indemnification under this Section 8.01 shall not be affected by any investigation (including any environmental investigation or assessment) conducted with respect to, or any knowledge acquired (or capable of being acquired) by Purchaser at any time, whether before or after the execution and delivery of the Agreement or the Closing Date with respect to the accuracy or inaccuracy of or compliance with any representation, warranty, covenant or obligation.

        SECTION 8.02.    Indemnification by Purchaser.    (a) Purchaser shall indemnify Seller, its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives against, and agrees to hold them harmless from, any Loss, for or on account of or arising from or in connection with or otherwise with respect to:

          (i)    any breach of any representation or warranty of Purchaser contained in this Agreement, in any Ancillary Agreement or in any document delivered in connection herewith (it being agreed and acknowledged by the parties that for purposes of Seller's right to indemnification pursuant to this Section 8.02 the representations and warranties of Purchaser shall be deemed not qualified by any references therein to materiality generally or to whether or not any breach results or may result in a Purchaser Material Adverse Effect);

          (ii)  any breach of any covenant of Purchaser contained in this Agreement or in any Ancillary Agreement;

          (iii)  any failure by Purchaser to pay or otherwise discharge when due and payable any Assumed Liability;

          (iv)  any fees, expenses or other payments incurred or owed by Purchaser to any brokers, financial advisors or other comparable persons retained or employed by it in connection with the transactions contemplated by this Agreement or by any Ancillary Agreement;

          (v)  Purchaser's selection of Non-Continuing Employees but only to the extent related to such selection being in violation of, or being alleged to be in violation of, Applicable Law and such Loss is not a direct result of any act by any member of the Seller Group or any of its employees, representatives or agents; and

          (vi)  liability under the WARN Act with respect to Affected Employees (excluding Brainerd Participants) whose "employment loss" (as defined under the WARN Act) (y) occurs on or within 90 days prior to the Closing Date and (z) is deemed to be part of a "plant closing" or "mass layoff" (as those terms are defined under the WARN Act).

        (b)  Purchaser shall not have any liability:

          (i)    under clause (i) of Section 8.02(a) unless the aggregate of all Losses for which it would, but for this clause (i), be liable exceeds on a cumulative basis an amount equal to $5,000,000, and then only to the extent of such excess;

          (ii)  under clause (i) of Section 8.02(a) for any individual items where the Loss relating thereto is less than $20,000 on an individual basis (or as part of a group of related claims, or claims that, although unrelated, originate from a common set of facts), unless the aggregate of all such Losses exceeds on a cumulative basis of $1,000,000, and then only to the extent of such excess;

          (iii)  under clause (i) of Section 8.02(a) in excess of $150,000,000;

          (iv)  under clause (v) of Section 8.02(a) for (x) any amounts or other benefits Seller or any member of the Seller Group agrees to pay or provide pursuant to effects bargaining or otherwise or (y) any Losses resulting from any failure by Seller or any member of the Seller Group to comply with Applicable Law or the terms of any Contract or any breach of this Agreement by Seller;

          (v)  under clause (vi) of Section 8.02 (a), (x) unless Seller has complied fully with its obligation to notify Purchaser of employment losses pursuant to Section 5.22 and its covenant under Section 5.01(a)(iii), but only to the extent liability under or as a result of the WARN Act is greater than it would have been had (I) Seller complied fully with such obligations and covenant and (II) the actual number of "employment losses" had been limited to those notified to Purchaser and made in compliance with Section 5.01(a)(iii) and 5.22, (y) if the number of individuals who become Affected Employees (excluding Brainerd Participants) prior to the Closing Date is sufficient, without aggregation with the number of individuals who become Affected Employees on the Closing Date or Continued Employees who suffer employment losses after the Closing Date, to constitute a "plant closing" or "mass layoff" under the WARN Act, in which case Seller solely shall be responsible for complying with the WARN Act or (z) if Seller fails to promptly deliver to any Affected Employee or such Affected Employee's collective bargaining representative a notice of anticipated employment loss providing as much advance notice to such Affected Employee as practical upon the request of Purchaser; or

          (vi)  under clause (i) or (ii) of Section 8.02(a) for any breach of an Ancillary Agreement to the extent such Ancillary Agreement expressly limits Purchaser's liability for such breach (and then only to the extent of such limitation).

        (c)  Except as otherwise specifically provided in this Agreement, in any Ancillary Agreement or in any Additional Purchaser Document, Seller acknowledges that its sole and exclusive monetary remedy after the Closing with respect to any and all claims relating to this Agreement and the Ancillary Agreements, the Acquisition and the other transactions contemplated hereby and thereby, the Business and its assets and liabilities (other than claims of, or causes of action arising from, fraud or intentional breach) shall be pursuant to the indemnification provisions set forth in this Article VIII or in any Ancillary Agreement. In furtherance of the foregoing, Seller hereby waives, from and after the Closing, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud or intentional breach) for damages it may have against Purchaser arising under or based upon this Agreement, any Ancillary Agreement, any Additional Purchaser Document, any Applicable Law (including any relating to environmental matters) or otherwise (except pursuant to the indemnification provisions set forth in this Section 8.02 or in any Ancillary Agreement).

        (d)  The right to indemnification under this Section 8.02 shall not be affected by any investigation (including any environmental investigation or assessment) conducted with respect to, or any knowledge acquired (or capable of being acquired) by Seller at any time, whether before or after the execution and delivery of the Agreement or the Closing Date with respect to the accuracy or inaccuracy of or compliance with any representation, warranty, covenant or obligation.

        SECTION 8.03.    Calculation of Losses.    (a) The amount of any Loss for which indemnification is provided under this Article VIII shall be (i) increased to take account of any net Tax cost incurred by the indemnified party arising from the receipt of indemnity payments hereunder (grossed up for such increase) and (ii) reduced to take account of any net Tax benefit realized by the indemnified party arising from the incurrence or payment of any such Loss. In computing the amount of any such Tax cost or Tax benefit, the indemnified party shall be deemed to recognize all other items of income, gain, loss deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified Loss. Any indemnification payment hereunder shall initially be made without regard to this paragraph and shall be increased or reduced to reflect any such net Tax cost (including gross-up) or net Tax benefit only after the indemnified party has actually realized such cost or benefit. For purposes of this Agreement, an indemnified party shall be deemed to have "actually realized" a net Tax cost or a net Tax benefit to the extent that, and at such time as, the amount of Taxes payable by such indemnified party is increased above or reduced below, as the case may be, the amount of Taxes that such indemnified party would be required to pay but for the receipt of the indemnity payment or the incurrence or payment of such Loss. Any offset made against any Receivable based upon or arising from any liability of Seller that Purchaser has not expressly agreed to assume pursuant to Section 1.03(a) shall be a Loss for which indemnification is provided hereunder.

        (b)  Neither the provisions of Section 1.05 or 6.05 relating to adjustments of the Purchase Price nor the provisions of Article VI relating to Seller's ability to Cure shall be deemed to limit the rights of Purchaser under this Article VIII or, subject to the provisions hereof, otherwise to seek recovery of Losses from Seller; provided, however, that in calculating the amount of any Loss for which indemnification is provided under this Article VIII there shall be taken into account amounts received by Purchaser under such other provisions in respect of such Loss.

        SECTION 8.04.    Termination of Indemnification.    The obligations to indemnify and hold harmless any party, (i) pursuant to Section 8.01(a)(i), 8.01(a)(ii) with respect to Section 5.10, or 8.02(i), shall terminate when the applicable representation or warranty (or, in the case of a breach of Section 5.10, the representation or warranty to which such breach relates) terminates pursuant to Section 8.06 and (ii) pursuant to the other clauses of Sections 8.01 and 8.02 shall not terminate; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the person to be indemnified shall have, before the expiration of the applicable period, previously made a claim by delivering a notice of such claim pursuant to Section 8.05 to the party to be providing the indemnification.

        SECTION 8.05.    Procedures.    (a) Third Party Claims. A party entitled to any indemnification provided for under this Agreement (the "indemnified party") in respect of, arising out of or involving a claim made by any person against the indemnified party (a "Third Party Claim"), shall notify the indemnifying party in writing of the Third Party Claim, and include with such notice copies of all notices and documents (including court papers) received by the indemnified party relating to the Third Party Claim, promptly after receipt by such indemnified party of written notice of the Third Party Claim; provided, however, that failure to give such notification, or to include copies of all such notices and documents, shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been actually prejudiced as a result of such failure (except that the indemnifying party shall not be liable for any expenses incurred by the indemnified party during the period in which the indemnified party failed to give such notice). Notwithstanding the foregoing, claims of the type covered by Section 8.05(e) and claims relating to the replacement or return of products manufactured on or prior to the Closing Date by the Business shall not be considered Third Party Claims.

        (b)  Participation; Assumption. If a Third Party Claim is made against an indemnified party, the indemnifying party may participate in the defense thereof, but the indemnified party shall control such defense and shall be entitled to select the counsel for the defense. The indemnifying party shall be responsible for paying all fees and expenses incurred in connection with the defense.

        Notwithstanding the foregoing, if the indemnifying party acknowledges in writing its obligation to indemnify the indemnified party hereunder against any Losses that may result from such Third Party Claim, then the indemnifying party shall at any time be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice reasonably acceptable to the indemnified party; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the reasonable judgment of the indemnified party for the same counsel to represent both the indemnified party and the indemnifying party, then the indemnified party shall be entitled to retain its own counsel, at the expense of the indemnifying party, provided that in any case the indemnifying party shall not be obligated to pay the expenses of more than one separate counsel (together with local counsel) for all indemnified parties, taken together. In addition, subject to Section 8.05(a) hereof, the indemnifying party shall be liable for the fees and expenses of counsel employed by the indemnified party for any period during which the indemnifying party has failed to assume the defense thereof. In case the indemnifying party assumes control of the defense of a Third Party Claim the indemnified party may still participate in such defense at its own expense.

        In the event the indemnifying party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the indemnified party shall cooperate with the indemnifying party in such defense and make available to the indemnifying party, all pertinent records, materials and information in the indemnified party's possession or under the indemnified party's control relating thereto as is reasonably required by the indemnifying party and shall make employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, with the indemnifying party being obligated to reimburse the indemnified party for out-of-pocket costs and expenses directly related thereto. Similarly, in the event the indemnified party is, directly or indirectly, conducting the defense against any such Third Party Claim, the indemnifying party shall cooperate with the indemnified party in such defense and make available to the indemnified party (at the expense of the indemnifying party) all such records, materials and information in the indemnifying party's possession or under the indemnifying party's control relating thereto as is reasonably required by the indemnified party and shall make employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The indemnifying party, if it shall have assumed the defense of a Third Party Claim, or the indemnified party, if the indemnifying party shall not have assumed such control, shall not settle or compromise such Third Party Claim without the indemnified party's or indemnifying party's, as the case may be, prior written consent (which consent shall not be unreasonably withheld or delayed). If the indemnifying party assumes the defense of a Third Party Claim, the indemnified party shall agree to any settlement or compromise of a Third Party Claim that the indemnifying party may recommend and that by its terms obligates the indemnifying party to pay the full amount of the liability in connection with such Third Party Claim, which releases the indemnified party completely in connection with such Third Party Claim and that would not otherwise adversely affect the indemnified party.

        Notwithstanding the foregoing, the indemnifying party shall not be entitled to assume the defense of any Third Party Claim (and shall be liable for the fees and expenses of counsel incurred by the indemnified party in defending such Third Party Claim) if the Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the indemnified party that the indemnified party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages. If such equitable relief or other relief portion of the Third Party Claim can be so separated from that for money damages, the indemnifying party shall be entitled to assume the defense of the portion relating to money damages.

        (c)  Payments. The indemnification required by Sections 8.01 and 8.02 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Loss is incurred. All claims under Sections 8.01 and 8.02 other than Third Party Claims shall be governed by Section 8.05(d).

        (d)  Other Claims. In the event any indemnified party should have a claim against any indemnifying party under Section 8.01 or 8.02 that does not involve a Third Party Claim being asserted against or sought to be collected from such indemnified party, the indemnified party shall deliver notice of such claim with reasonable promptness to the indemnifying party. Subject to Sections 8.04 and 8.06, the failure by any indemnified party so to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to such indemnified party under Section 8.01 or 8.02, except to the extent that the indemnifying party demonstrates that it has been actually prejudiced by such failure. The indemnifying party shall notify the indemnified party with reasonable promptness following its receipt of such notice whether it disputes its liability to the indemnified party under Section 8.01 or 8.02, and the indemnifying party shall pay any undisputed amount of such liability to the indemnified party on demand or, in the case of any notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) becomes finally determined.

        (e)  Environmental Procedures. To the extent any indemnified party has a claim for Pre-Closing Environmental Liability that will require investigation or cleanup of contamination from Hazardous Materials or for Unknown Pre-Closing On-Site Environmental Liabilities and the indemnifying party has acknowledged in writing its obligation to indemnify the indemnified party hereunder, such indemnifying party shall have a reasonable right to review and comment upon any investigation or cleanup plan or report before it is submitted to any Governmental Entity for approval. The indemnified party shall review such comments in good faith and shall provide to the indemnifying party copies of all correspondence with any Governmental Entity relating to the proposed investigation or cleanup. Any investigation or cleanup proposed or to be performed pursuant to this paragraph shall be performed in accordance with the requirements of the applicable Governmental Entity and, provided that the indemnifying party has acknowledged in writing its obligation to the indemnified party, the indemnified party shall not agree to any order or implement any cleanup plan without the prior written consent of the indemnifying party, which consent shall not be unreasonably withheld, conditioned or delayed. The indemnifying party's obligation hereunder with respect to any particular claim shall terminate upon the earlier of (i) the receipt of a notice from the applicable Governmental Entity that the remedial activities are complete and that no further action is required or (iii) receipt of sampling results reasonably acceptable to the indemnified party indicating that the Hazardous Materials being addressed are below applicable regulatory cleanup levels.

        SECTION 8.06.    Survival of Representations.    The representations and warranties contained in this Agreement and in any document delivered in connection herewith shall survive the Closing solely for purposes of Article VIII and shall terminate at the close of business on the second anniversary of the Closing Date, except for (i) the representations and warranties contained in Section 3.16, which shall survive until 60 days after the expiration of the statute of limitations (giving effect to extensions thereof) for the relevant Tax, (ii) the representations and warranties contained in Sections 3.07 (other than as to title to Assigned Intellectual Property and Assigned Technology), 3.17, 3.18, 3.20(a) and 3.20(c), which shall survive for six years after the Closing Date, (iii) the representations and warranties contained in Section 3.20(b) which shall survive for ten years after the Closing Date and (iv) the representations and warranties in Sections 3.01, 3.02, 4.01, 4.02, 5.07 and the representations and warranties relating to title to the Acquired Assets in Sections 3.05, 3.06, 3.07, 3.10 and 3.29 and in any transfer document delivered in connection herewith, each of which shall survive as long as Applicable Law permits the underlying claim.

        SECTION 8.07.    INDEMNIFICATION IN CASE OF STRICT LIABILITY OR INDEMNITEE NEGLIGENCE.    THE INDEMNIFICATION PROVISIONS IN THIS ARTICLE VIII SHALL BE ENFORCEABLE REGARDLESS OF WHETHER THE LIABILITY IS BASED UPON PAST, PRESENT OR FUTURE ACTS, CLAIMS OR LEGAL REQUIREMENTS (INCLUDING ANY PAST, PRESENT OR FUTURE BULK SALES LAW, ENVIRONMENTAL LAW, FRAUDULENT TRANSFER ACT, OCCUPATIONAL SAFETY AND HEALTH LAW OR PRODUCTS LIABILITY, SECURITIES OR OTHER LEGAL REQUIREMENT) AND REGARDLESS OF WHETHER ANY PERSON (INCLUDING THE PERSON FROM WHOM INDEMNIFICATION IS SOUGHT) ALLEGES OR PROVES THE SOLE, CONCURRENT, CONTRIBUTORY OR COMPARATIVE NEGLIGENCE OF THE PERSON SEEKING INDEMNIFICATION OR THE SOLE OR CONCURRENT STRICT LIABILITY IMPOSED UPON THE PERSON SEEKING INDEMNIFICATION.

        SECTION 8.08.    Certain to Rights of Indemnified Parties.    In the event Seller shall have paid an indemnity claim asserted by Purchaser under Section 8.01 and Purchaser possesses any claim, demand or right in respect of such indemnity claim against a vendor or supplier of the Business, Seller shall be fully subrogated to the rights of the Purchaser against such vendor or supplier in respect of such indemnity claim (to the extent of such payment). In the event Seller shall have paid an indemnity claim asserted by Purchaser under Section 8.01 and Purchaser was assigned as an Acquired Asset any right, claim or credit in respect of such indemnity claim arising under an insurance policy maintained by any member of the Seller Group, Purchaser shall, at the request of Seller, assign to Seller Purchaser's rights under such insurance policy in respect of such indemnity claim (to the extent of such payment). In the event any indemnifying party shall have paid a claim asserted by any indemnified party under Section 8.01 or 8.02, the indemnified party will use good faith efforts to provide information reasonably requested by the indemnifying party to the indemnifying party in connection with such claim. Except as specifically set forth in this Section 8.08, no indemnifying party shall be subrogated to the rights of any indemnified party in respect of any claim except to the extent provided by Applicable Law (and the indemnified party shall have no obligation in respect of any such subrogation except as provided in the preceding sentence).

        SECTION 8.09.    DISCLAIMER OF WARRANTIES.    PURCHASER ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR THE ANCILLARY AGREEMENTS OR ANY ADDITIONAL SELLER DOCUMENT, THERE ARE NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, WITH RESPECT TO THE BUSINESS OR ACQUIRED ASSETS. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR THE ANCILLARY AGREEMENTS, THERE ARE NO EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. SELLER ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR THE ANCILLARY AGREEMENT OR ANY ADDITIONAL PURCHASER DOCUMENT, THERE ARE NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, MADE BY PURCHASER.

        SECTION 8.10.    Hydroelectric Facility.    Anything herein to the contrary notwithstanding, if the obligation of Seller to sell the Hydroelectric Facility is terminated in accordance with Section 2.04 hereof, then Seller shall not have any liability under Section 8.01(a)(i) hereunder in respect of any breach of a representation or warranty hereunder to the extent relating to the Hydroelectric Facility.

ARTICLE IX

General Provisions

        SECTION 9.01.    Assignment.    This Agreement and the rights and obligations hereunder shall not be assignable or transferable by Purchaser or Seller (including by operation of law in connection with a merger or consolidation of Purchaser or Seller) without the prior written consent of the other parties hereto. Notwithstanding the foregoing, (a) Purchaser may assign its right to purchase the Acquired Assets (including separately assigning its right to purchase the Railroad Property, Rail Equipment and other Acquired Assets relating to the Railroad) or any of its other rights or any portion thereof hereunder to one or more affiliates of Purchaser without the prior written consent of Seller, provided such affiliate agrees in form and substance reasonably satisfactory to Seller to assume the obligations of Purchaser hereunder following the Closing, and (b) Purchaser may assign its rights hereunder by way of security and such secured party may assign such rights by way of exercise of remedies and (c) Purchaser may assign its rights to indemnity, in whole or in part, to any purchaser of all or any of the Acquired Assets; provided, however, that no assignment shall limit or affect the assignor's obligations hereunder. Any attempted assignment in violation of this Section 9.01 shall be void.

        SECTION 9.02.    No Third-Party Beneficiaries.    Except as provided in Article VIII, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

        SECTION 9.03.    Notices.    All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by facsimile or sent, postage prepaid, by overnight or express courier service and shall be deemed given when so delivered by hand or facsimile, or if sent by overnight or express courier service, three business days after being sent, as follows:

          (i)    if to Purchaser,

      Northern Holdings LLC/Sappi Cloquet LLC
      225 Franklin Street, 28th Floor
      Boston, MA 02110
      Telephone: (617) 423-7300
      Telecopy: (617) 368-6580
      Attention: President

        with a concurrent copy to:

      Sappi Fine Paper North America
      S.D. Warren Company
      225 Franklin Street, 28th Floor
      Boston, MA 02110
      Telephone: (617) 423-7300
      Telecopy: (617) 368-6580
      Attention: General Counsel

        with a concurrent copy to:

      Sappi Limited
      48 Ameshoff Street
      P.O. Box 31560
      2017 Braamfontein
      South Africa
      Telephone: +27 (11) 407-8111
      Telecopy: +27 (11) 403-1493
      Attention: Corporate Counsel

        with a concurrent copy to:

      Cravath, Swaine & Moore
      Worldwide Plaza
      825 Eighth Avenue
      New York, NY 10019
      Telephone: (212) 474-1000
      Telecopy: (212) 474-3700
      Attention: Paul Michalski, Esq.; and

          (ii)  if to Seller,

      Potlatch Corporation
      601 West Riverside Avenue
      Suite 1100
      Spokane, WA 99201
      Telephone: (509) 835-1500
      Telecopy: (509) 835-1561
      Attention: Ralph M. Davisson, Esq.

        with a concurrent copy to:

      Pillsbury Winthrop LLP
      50 Fremont Street
      San Francisco, CA 94105
      Telephone: (415) 983-7480
      Telecopy: (415) 983-1200
      Attention: Blair W. White, Esq.

        with a concurrent copy to:

      Pillsbury Winthrop LLP
      One Battery Park Plaza
      New York, NY 10004
      Telephone: (212) 858-1213
      Telecopy: (212) 858-1500
      Attention: Kenneth E. Adelsberg, Esq.

        SECTION 9.04.    Interpretation; Exhibits and Schedules; Certain Definitions.    (a)  The headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein, shall have the meaning as defined in this Agreement. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.

          (b)  For all purposes hereof:

        "affiliate" but not a "controlled affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

        "including" means including, without limitation.

        "intentional breach" means a breach arising out of or resulting from an intentional act (or an intentional failure to act) entered into (or not taken) with the intent to breach or with actual knowledge (of the person entering into or not taking the action or of any other person having actual knowledge that such action is to be taken or not taken) that a breach will occur.

        "knowledge" of Seller, or the Seller Group, means the knowledge, after due investigation (which shall not require any consultation with or review of any documents at or with any third party other than employees, officers, directors, advisors, counsel, accountants, representatives and agents of Seller and all other members of the Seller Group) of any of any of the persons listed on Schedule 9.04(b).

        "operation of the Brainerd Facility" means the physical operation of the Brainerd Facility and not the conduct of the Business as carried on at the Brainerd Facility.

        "or" is not exclusive.

        "person" means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

        "Purchaser Material Adverse Effect" means any state of facts, change, development, effect, condition or circumstance that has been or could reasonably be expected to be material and adverse to the ability of Purchaser to perform its obligations under this Agreement and the Ancillary Agreements or on the ability of Purchaser to consummate the Acquisition and the other transactions contemplated hereby.

        "Seller Material Adverse Effect" means any state of facts, change, development, effect, condition or circumstance that (a) has been or could reasonably be expected to be material and adverse to (i) the (A) business, (B) assets, (C) financial condition, or (D) results of operations of the Business (other than operation of the Brainerd Facility) taken as a whole, (ii) the ability of Seller to consummate the Acquisition and the other transactions contemplated hereby, (iii) the ability of Seller to perform its obligations under this Agreement or any Ancillary Agreement, (iv) the ability of Purchaser to conduct the Business (other than operation of the Brainerd Facility) substantially as conducted by Seller on the date of the Balance Sheet or the Closing Date (including Purchaser's ability to (x) continue uninterrupted and timely customer supply of products of the Business of the same quality as previously supplied and (y) transition production at the Brainerd Facility to other facilities), (v) the ability of Purchaser to continue to operate and use any material Acquired Asset, (vi) the ability of Purchaser to establish in its sole discretion the terms and conditions of employment of the Continued Employees, but only to the extent the adverse effect on such ability was caused by any action or failure to act (whether prior to, on or after the date hereof) by a member of the Seller Group or any of its employees, representatives or agents (including the entering into of any Labor Contract, other than any Labor Agreement, or the failure to comply with any Applicable Law or Labor Contract) or (vii) any material customer relationship of the Business or (b) has resulted or could reasonably be expected to result in any of the prohibitions, limitations or other requirements or consequences of the type described in Section 6.02(d) (whether or not relating to any Proceeding). For purposes of analyzing whether any state of facts, change, development, effect, condition or occurrence is "material" or constitutes a "material adverse effect" or "material adverse change" for any purpose under this Agreement, (x) the analysis of materiality shall not be limited to a long-term perspective (and whether any state of facts, change, development, effect, condition or occurrence is or might be short-term, temporary or cyclical in nature shall not be dispositive of its materiality), (y) each of the matters contained in (a)(i)(A) through (a)(i)(E) above are intended to be separate and distinct but shall be considered in light of their impact on the ongoing Business and (z) Section 9.15(c) shall be given effect.

        "subsidiary" of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person or by another subsidiary of such person.

        SECTION 9.05.    Counterparts.    This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties.

        SECTION 9.06.    Entire Agreement.    This Agreement, the Ancillary Agreements and the Confidentiality Agreement, along with the Schedules and Exhibits thereto, contain the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter. Neither party shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein or in the Ancillary Agreements or the Confidentiality Agreement.

        SECTION 9.07.    Severability.    If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other persons or circumstances.

        SECTION 9.08.    Consent to Jurisdiction.    Each party irrevocably submits to the jurisdiction of (a) the Supreme Court of the State of New York, New York County, and (b) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement, any Ancillary Agreement or any transaction contemplated hereby or thereby. Each party agrees to commence any such action, suit or proceeding either in the United States District Court for the Southern District of New York or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the Supreme Court of the State of New York, New York County. Purchaser will promptly appoint CSC Corporation System as its authorized agent and Seller will promptly appoint CT Corporation, as its authorized agent. Each party represents and warrants that its authorized agent will agree to act as agent for service of process, and each party agrees to take any and all action, including, without limitation, the filing of any and all documents and instruments, which may be necessary to establish and continue such appointment (or appointment of a substitute authorized agent, in which case notice of such substitution shall be given to all other parties hereto) in full force and effect for a period of ten years from the Closing Date. Each party agrees that any process, summons, notice or document by U.S. registered mail to its authorized agent's address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this Section 9.08. Each party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, any Ancillary Agreement or the transactions contemplated hereby and thereby in (i) the Supreme Court of the State of New York, New York County, or (ii) the United States District Court for the Southern District of New York, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

        SECTION 9.09.    Governing Law.    This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State (to the extent that the application of the laws of another jurisdiction would be required thereby).

        SECTION 9.10.    Waiver of Jury Trial.    Each party hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement, any Ancillary Agreement or any transaction contemplated hereby or thereby. Each party (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Ancillary Agreements, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.10.

        SECTION 9.11.    Power of Attorney, etc.    (a)    Effective upon the Closing, Seller hereby constitutes and appoints Purchaser and its successors, legal representatives and assigns the true and lawful attorneys of Seller with full power of substitution, in the name of Seller, but on behalf of and for the benefit of Purchaser and its successors, legal representatives and assigns, and at the expense of Purchaser: (i) to demand and receive from time to time any and all Receivables and other items directly related to Receivables that are included in the Acquired Assets and to make endorsements and give receipts and releases for and in respect of the same and any part thereof; and (ii) to do all such acts and things in relation to the matters set forth in the preceding clause (i) as Purchaser and its successors, legal representatives or assigns shall deem desirable. Seller hereby agrees that the appointment hereby made and the powers hereby granted are coupled with an interest and are and shall be irrevocable by it in any manner or for any reason. Seller shall deliver to Purchaser at the Closing an acknowledged power of attorney to the foregoing effect executed by Seller.

        (b)  Effective upon the Closing, Purchaser shall have the right to receive and open all mail, packages and other communications addressed to any member of the Seller Group relating to the Business, and Seller agrees promptly to deliver to Purchaser any such mail, packages or other communications received directly or indirectly by any member of the Seller Group. Purchaser shall promptly deliver to Seller all mail, packages and other communications received by it which relate to any member of the Seller Group but do not relate to the Business.

        SECTION 9.12.    Refunds and Remittances.    After the Closing, if Seller receives any refund or other amount which is an Acquired Asset or related to an Acquired Asset or is otherwise properly due and owing to Purchaser in accordance with the terms of this Agreement, Seller shall promptly remit, or shall cause to be remitted, such amount to Purchaser at the address set forth in Section 9.04. After the Closing, if Purchaser or its affiliates receive any refund or other amount which is related to claims (including workers' compensation), litigation, insurance or other matters for which Seller is responsible hereunder, and which amount is an Excluded Asset, Purchaser shall promptly remit, or cause to be remitted, such amount to Seller at the address set forth in Section 9.04.

        SECTION 9.13.    Purchaser Guarantor.    Subject to and effective only upon its receipt of the approval of the South African Reserve Bank, Purchaser Guarantor agrees to cause Purchaser to comply with Purchaser's obligations hereunder until the Closing. As of and effective automatically upon the Closing, Purchaser Guarantor shall be released from all obligations and liabilities under this Agreement. Purchaser Guarantor agrees to use its commercially reasonable efforts to obtain the requisite approval of the South African Reserve Bank as promptly as possible.

        SECTION 9.14.    Enforcement of Agreement; Limitation on Damages.    (a)  Each party acknowledges and agrees that the other party would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this agreement by Seller could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which any party may be entitled, at law or in equity, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

        (b)  IF THE CLOSING DOES NOT OCCUR (WHETHER OR NOT THIS AGREEMENT IS TERMINATED PURSUANT TO SECTION 7.01), (I) NO PARTY HERETO SHALL BE ENTITLED TO RECOVER ANY CONSEQUENTIAL DAMAGES IN RESPECT OF A BREACH BY ANY OTHER PARTY HERETO, EXCEPT IN RESPECT OF AN INTENTIONAL BREACH OR GROSSLY NEGLIGENT BREACH BY SUCH OTHER PARTY AND (II) NO PARTY HERETO SHALL HAVE ANY LIABILITY HEREUNDER IN EXCESS OF $150,000,000 IN THE AGGREGATE, EXCEPT IN RESPECT OF AN INTENTIONAL OR GROSSLY NEGLIGENT BREACH.

        SECTION 9.15.    Schedules; Disclosure.    (a)  The information in the Schedules constitutes (i) exceptions to particular representations, warranties, covenants and obligations of Seller as set forth in this Agreement or (ii) descriptions or lists of assets and liabilities and other items referred to in this Agreement. If there is any inconsistency between the statements in this Agreement and those in the Schedules (other than an exception expressly set forth as such in a Schedule with respect to a specifically identified representation or warranty), the statements in this Agreement will control.

        (b)  The statements in the Schedules, and those in any supplement thereto, relate only to the provisions in the Section or, subject to Section 3.08(d), subsection of this Agreement to which they expressly relate and not to any other provision in this Agreement.

        (c)  For purposes of analyzing whether any particular representation or warranty made to a party has been breached (including for purposes of analyzing such party's rights under Article VI or Article VIII) or analyzing the conditions under Article VI to a party's obligations hereunder (including, in each case, for purposes of analyzing whether any state of facts, change, development, effect, condition or occurrence is "material" or constitutes a "material adverse effect" or "material adverse change"), such party shall be deemed to have no knowledge of (i) with respect to any particular representation or warranty made to such party, any state of facts, change, development, effect, condition or occurrence that is not disclosed in the Schedule (or subsection of a Schedule) that expressly relates to such representation or warranty and (ii) otherwise, any information other than the representations and warranties made to such party contained in this Agreement, any Ancillary Agreement or any document delivered in connection herewith.

        IN WITNESS WHEREOF, Seller, Purchaser and Purchaser Guarantor (as to Section 9.13 only) have duly executed this Agreement as of the date first written above.

POTLATCH CORPORATION
By:	/s/ L. PENDLETON SIEGEL L. Pendleton Siegel Chairman and Chief Executive Officer
NORTHERN HOLDINGS LLC
By:	/s/ KATHLEEN A. WALTERS Kathleen A. Walters President and CEO
SAPPI LIMITED as Purchaser Guarantor and only with respect to Article IV and Section 9.13
By:	/s/ EUGENE VAN AS Eugene van As Executive Chairman

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  EXHIBIT 4.9
TABLE OF CONTENTS
INDEX OF DEFINITIONS
ARTICLE I Purchase and Sale of Acquired Assets
ARTICLE II The Closing
ARTICLE III Representations and Warranties of Seller
ARTICLE IV Representations and Warranties of Purchaser
ARTICLE V Covenants
ARTICLE VI Conditions Precedent
ARTICLE VII Termination, Amendment and Waiver
ARTICLE VIII Indemnification
ARTICLE IX General Provisions